As filed with the Securities and Exchange Commission on March 22, 2006.

Registration No. 333-132214

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Medical Technologies, Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

No. 24 Yong Chang North Road

Beijing Economic Technological Development Area

Beijing 100176, People’s Republic of China

+(8610) 6787-1166

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Corporation Service Company

1133 Avenue of the Americas

Suite 3100

New York, New York 10036

(212) 299-5600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Leiming Chen Shearman & Sterling LLP 12th Floor, Gloucester Tower, The Landmark 11 Pedder Street Central, Hong Kong (852) 2978-8000	Donald J. Murray Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019-6092 (212) 259-8000

Approximate date of commencement of proposed sale to the public:     As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	March 22, 2006

4,000,000 American Depositary Shares

Representing 40,000,000 Ordinary Shares

The selling shareholders identified in this prospectus are offering 4,000,000 American Depositary Shares, or ADSs. Each ADS represents 10 ordinary shares, par value US$0.10 per share, of China Medical Technologies, Inc., or China Medical. We will not receive any of the proceeds from this offering.

Our ADSs are quoted for trading on the Nasdaq National Market under the symbol “CMED.” On March 21, 2006, the last sale price for our ADSs as reported on the Nasdaq National Market was US$26.16 per ADS.

The underwriters have an option to purchase up to an aggregate of an additional 600,000 ADSs from certain investment funds managed by Neon Liberty Capital Management LLC, or Neon Liberty, and Chengxuan International Ltd., or Chengxuan, two of our shareholders, to cover over-allotments of ADSs. We will not receive any of the proceeds from the sale of these ADSs.

Investing in our ADSs involves a high degree of risk. See “Risk factors” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per ADS	US$	US$	US$
Total	US$	US$	US$

Delivery of the ADSs will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UBS Investment Bank	Credit Suisse

CIBC World Markets

The date of this prospectus is                     , 2006

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is accurate only as of the date of this document.

Prospectus summary

You should read the following summary together with the more detailed information regarding our company, the ADSs being sold in this offering, and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

OVERVIEW

We are a China-based medical device company that develops, manufactures and markets in China products using high intensity focused ultrasound, or HIFU, for the treatment of solid cancers and benign tumors. We believe that we are a leader in the design and development of HIFU tumor therapy devices in China. In addition, we believe that we are the first China-based company to offer an advanced in-vitro diagnostics system, or IVD system, using enhanced chemiluminescence, or ECLIA, technology to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids.

Our primary product, the HIFU therapy system, is an ultrasound-guided ablation system that is used for the non-invasive treatment of solid tumors. Our system is designed to destroy tumors by using HIFU waves to instantly raise the temperature of the targeted tumor tissue to between 60° C and 70° C (140° F and 158° F). Our proprietary designs enable our system to treat a wide range of tumors, many of which cannot be treated with other HIFU tumor therapy devices currently available in the market. Our HIFU therapy system, approved for sale by the State Food and Drug Administration of China, or the SFDA, has been used to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bones and tumors in the four limbs or superficial tissues. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. To date, we have sold over 200 units of our HIFU therapy system.

Our second product, the ECLIA system, is an integrated luminescence immunoassay IVD system. This type of advanced light-based IVD system is commonly used in the United States and Western Europe, but is relatively new in China. We currently offer 38 types of reagents for use with our ECLIA analyzer. These reagents are used to detect thyroid disorders, diabetes, hepatitis, disorders related to reproduction and growth and various types of tumors, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure. In addition, we were one of the first companies to obtain SFDA approval in China for an ECLIA reagent for the early detection of severe acute respiratory syndrome, or SARS. As of December 31, 2005, we had sold over 1,100 units of our ECLIA system.

Historically, we have benefited from a strong relationship with Peking University People’s Hospital, or PUPH, a leading medical research institution and hospital in China affiliated with Peking University. PUPH was the initial developer of our HIFU and ECLIA technologies. We believe that our acquisition of the HIFU and ECLIA technologies and the development and marketing of products using these technologies demonstrate our ability to successfully identify and commercialize medical technologies with significant market potential.

For the fiscal year ended March 31, 2005, we generated revenues of RMB217.5 million (US$27.0 million) and net income of RMB118.4 million (US$14.7 million). For the nine months ended December 31, 2005, our revenues and net income were RMB260.1 million (US$32.2 million) and RMB130.0 million (US$16.1 million), respectively.

INDUSTRY OVERVIEW

We believe that we are well positioned to benefit from the rapid growth of expenditures on medical equipment and supplies in China and from the growing demand for domestic medical technology products and better diagnostics systems in China. With approximately one fifth of the world’s population and a fast-growing gross domestic product, China’s market presents significant potential for the medical equipment and supplies industry. According to Frost & Sullivan, an independent market research and consulting firm, the China market for medical devices and equipment is expected to grow from US$5.9 billion in 2002 to US$10.1 billion in 2006, a compound annual growth rate, or CAGR, of approximately 14%. In addition, the SARS crisis of 2003 heightened the government’s awareness of the need to improve the country’s healthcare infrastructure, and healthcare has since become a top priority for the PRC government. According to the Ministry of Health of China, in 2004, there were approximately 18,400 hospitals and 42,500 healthcare centers in China. The hospitals, which on average had approximately 129 beds each in 2004, can be further divided into approximately 900 large-size hospitals, approximately 5,200 medium-size hospitals and approximately 12,300 small-size hospitals.

According to a report published by the Ministry of Health of China in November 2004, there were approximately 1.8 million to 2.0 million new incidences of cancer in 2000 in China, and cancer was also the leading cause of disease-related death in China in 2004. According to Frost & Sullivan, the worldwide IVD market is expected to grow from US$28.7 billion in 2004 to US$43.2 billion in 2010, a CAGR of approximately 7%, and the IVD market size in China is expected to grow from US$500 million in 2004 to US$1.1 billion in 2010, a CAGR of approximately 14%. The IVD market growth rate in China is expected to exceed the global growth rate because of the increasing availability of private healthcare insurance as well as the increased government awareness of the need to improve the quality of care.

OUR SOLUTIONS

HIFU Therapy System

The conventional treatment methods for cancer in China and elsewhere are generally surgery, radiotherapy and chemotherapy. However, due to the side effects and other limitations of these methods, many patients cannot be treated effectively, or at all. Our HIFU therapy system can be used together with conventional treatment methods, or as a stand-alone method, for the treatment of many types of solid tumors. We believe that the benefits of our HIFU solution include:

➢	non-invasive procedure;

➢	minimal side effects;

➢	high degree of safety;

➢	treatment for broad ranges of tumors; and

➢	cost effective for hospitals.

We believe that the market for our HIFU therapy system is at an early-stage of development and has significant growth potential. To date, HIFU therapy has typically been used for patients not eligible for one of the conventional therapies or when these other therapies have failed. We are targeting the approximately 6,100 large- and medium-size hospitals in China, which we believe are the most likely hospitals to purchase our HIFU therapy systems.

ECLIA System

We believe that most small- and medium-size hospitals in China do not have sufficient financial resources or the necessary patient volume to justify purchasing the more advanced, fully automatic luminescence IVD systems offered by overseas-based companies. Therefore, these hospitals continue to use less advanced diagnostics systems. We have developed a lower cost, semi-automatic luminescence immunoassay system to target these 17,500 small- and medium-size hospitals. We believe our ECLIA system is generally more accurate and sensitive than the less advanced IVD systems these hospitals currently use.

OUR STRATEGIES, STRENGTHS AND RISKS

Our goal is to become a leading medical technology company in China and expand the market acceptance of our products outside China. To achieve this goal, we intend to continue to grow our business through the following strategies:

➢	increase market penetration of our HIFU therapy system in China;

➢	increase the installed base of our ECLIA system and leverage this base to increase recurring revenues from sales of reagent kits;

➢	maintain our technological advantage through focused research and development;

➢	introduce our HIFU therapy system in select international markets and obtain certification by foreign regulators; and

➢	selectively acquire complementary products or technologies.

We believe that our principal competitive strengths include the following:

➢	HIFU technology leader for tumor treatment;

➢	innovative ECLIA system for in-vitro diagnostics;

➢	strong research and development capability; and

➢	low manufacturing and operating costs.

The success of our business is subject to risks and uncertainties, including the following:

➢	our dependence on our core product, the HIFU therapy system;

➢	our potential inability to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients;

➢	our possible failure in developing a market for our ECLIA system;

➢	uncertainties regarding the long-term effectiveness of HIFU medical devices for tumor treatment;

➢	potential enforcement actions against us by healthcare and other regulators;

➢	our failure to protect our intellectual property rights;

➢	our exposure to intellectual property infringement and other claims by third parties, which, if successful, could cause us to pay significant damage awards and incur other costs; and

➢	our dependence on a small number of distributors for a significant portion of our revenues.

Please see “Risk factors” and other information included in this prospectus for a discussion of these and other risks.

CORPORATE INFORMATION

We were incorporated in the Cayman Islands in July 2004 as an exempted company with limited liability. We completed our initial public offering in August 2005 and our ADSs representing our ordinary shares have been quoted for trading on the Nasdaq National Market since August 10, 2005. We currently conduct our operations principally through Beijing Yuande Bio-Medical Engineering Co., Ltd., or YDME Beijing, which became our wholly owned subsidiary in January 2005 as part of a corporate reorganization. YDME Beijing was incorporated in China and commenced operations in July 1999.

Our principal executive offices are located at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China. Our telephone number at this address is (8610) 6787-1166 and our fax number is (8610) 6788-9588.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinameditech.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is Corporation Service Company located at 1133 Avenue of the Americas, Suite 3100, New York, New York 10036.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

➢	“ADSs” are to our American Depositary Shares, each of which represents 10 ordinary shares;

➢	“ADRs” are to the American Depositary Receipts, which, if issued, evidence our ADSs;

➢	“Articles of association” are to our memorandum and articles of association, as amended and restated from time to time;

➢	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

➢	“RMB” and “Renminbi” are to the legal currency of China;

➢	“shares” and “ordinary shares” are to our ordinary shares, par value US$0.10 per share; and

➢	“US$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” “China Medical” and “CMED” refer to China Medical Technologies, Inc. and its predecessor and directly wholly owned subsidiary, YDME Beijing.

In addition, unless otherwise indicated, references in this prospectus to:

➢	“Asset Managers” are to Asset Managers (China) Fund Co., Ltd.;

➢	“Beijing Chengxuan” are to Beijing Chengxuan Economic and Trade Co., Ltd.;

➢	“Beijing Weixiao” are to Beijing Weixiao Biological Technology Development Co., Ltd.;

➢	“Chengxuan” are to Chengxuan International Ltd.;

➢	“GE” are to General Electric Company or to one or more of its wholly owned subsidiaries, as the case may be and where applicable, to its relevant subsidiaries and its related companies;

➢	“Golden Meditech” are to Golden Meditech (BVI) Company Ltd.;

➢	“Green Wall” are to Green Wall Development Ltd.;

➢	“Neon Liberty” are to certain investment funds managed by Neon Liberty Capital Management LLC;

➢	“PUPH” are to Peking University People’s Hospital; and

➢	“YDME Beijing” are to Beijing Yuande Bio-Medical Engineering Co., Ltd., our predecessor and directly wholly owned subsidiary in China.

The following technical and industry specific terms used in this prospectus have the meanings set forth below:

➢	“Ablation” means elimination or removal;

➢	“ECLIA analyzer” means an instrument used in in-vitro diagnostics;

➢	“ECLIA technology” means a technology that improves chemical reactions and enables reagents to be more sensitive, accurate and stable;

➢	“In-vitro diagnostics,” or “IVD,” means the detection and monitoring of diseases through laboratory evaluation and the analysis of bodily fluids and tissues from patients;

➢	“IVD system” consists of the instrument (which we referred to as the “ECLIA analyzer”) and the reagent kits used in in-vitro diagnostics;

➢	“Luminescence immunoassay IVD system” means an advanced, light-based IVD system commonly used in the United States and Western Europe;

➢	“Reagent” means a substance used in a chemical reaction to detect, measure and produce other substances; and

➢	“Reagent kits” means commercially prepared reagent sets, with accessory devices, containing all major components necessary to perform IVD tests.

Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless otherwise indicated, statements in this prospectus assume the underwriters do not exercise their over-allotment option to purchase additional ADSs.

Unless otherwise indicated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB8.0702 to US$1.00, the noon buying rate in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 30, 2005 (the last business day of the month). No representation is made that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 21, 2006, the noon buying rate was RMB8.0272 to US$1.00.

This prospectus contains statistical data relating to the medical equipment and supplies industry in China that we obtained from various publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that these publications are reliable, we have not independently verified their statistical data. These statistical data may not be comparable to similar statistics collected for the industry in the United States or other countries.

The offering

The offering	An aggregate of 4,000,000 ADSs offered by the selling shareholders.

Price per ADS	US$ per ADS.

The ADSs

Each ADS represents 10 ordinary shares, par value US$0.10 per share. At the request of our investors or their representatives, the ADSs will be evidenced by ADRs. You will have the rights of an ADS holder as provided in a deposit agreement among us, Citibank, N.A. as the depositary and holders and beneficial owners of ADSs from time to time, dated August 9, 2005. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	11,360,000 ADSs (or 11,960,000 ADSs if the underwriters exercise the over-allotment options in full).

Ordinary shares outstanding immediately after this offering

273,600,001 ordinary shares, including 113,600,000 ordinary shares represented by 11,360,000 ADSs, but excluding the 800,000 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2005 and the 29,200,000 ordinary shares reserved for future issuance under our 2005 stock option plan.

Over-allotment option

To the extent that the underwriters sell more than 4,000,000 ADSs, they have the option to purchase up to an aggregate of 600,000 additional ADSs from Neon Liberty and Chengxuan, two of our shareholders, at the public offering price less underwriting discounts and commissions.

Use of proceeds	We will not receive any of the proceeds from this offering.

Dividend policy	We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our ADSs.

Listing	Our ADSs are quoted for trading on the Nasdaq National Market. Our ordinary shares are not listed on any exchange or quoted for trading on any over-the-counter trading system.

Nasdaq National Market Symbol	“CMED”

Depositary	Citibank, N.A.

Summary consolidated financial data

The following summary consolidated statement of operations data for the three fiscal years ended March 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary unaudited consolidated statement of operations data for the nine months ended December 31, 2004 and 2005 and the summary unaudited balance sheet data as of December 31, 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, those financial statements and related notes, “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. Our consolidated financial statements for the three fiscal years ended March 31, 2003, 2004 and 2005 have been audited by KPMG and prepared in accordance with U.S. GAAP. The unaudited interim financial statements reflect all adjustments which are, in the opinion of our management, necessary for a fair statement of the results for the interim periods presented. The historical results presented below are not necessarily indicative of the results that may be expected in any future period.

Statement of operations data:	Year ended March 31,				Nine months ended December 31,
	2003	2004	2005	2005	2004	2005	2005
	RMB	RMB	RMB	US$	RMB	(unaudited) RMB	US$
	(in thousands, except for per share and per ADS data)
Revenues, net(1)	63,716	110,750	217,547	26,957	143,317	260,055	32,224
Cost of revenues	(20,627)	(33,983)	(64,579)	(8,002)	(43,008)	(77,039)	(9,546)

Gross profit	43,089	76,767	152,968	18,955	100,309	183,016	22,678
Operating expenses:
Research and development	(1,246)	(2,036)	(2,815)	(349)	(1,669)	(9,296)	(1,152)
Sales and marketing	(1,963)	(2,632)	(4,960)	(615)	(3,245)	(11,289)	(1,399)
General and administrative	(7,235)	(5,619)	(16,644)	(2,062)	(12,009)	(22,314)	(2,765)

Total operating expenses	(10,444)	(10,287)	(24,419)	(3,026)	(16,923)	(42,899)	(5,316)
Operating income	32,645	66,480	128,549	15,929	83,386	140,117	17,362
Net interest (expense)/income and other income(2)	(1,803)	14	1,748	216	1,763	10,729	1,329

Income before tax	30,842	66,494	130,297	16,145	85,149	150,846	18,691
Income tax expense	(3,286)	(4,933)	(11,854)	(1,469)	(6,138)	(20,840)	(2,582)

Net income(3)	27,556	61,561	118,443	14,676	79,011	130,006	16,109

Earnings per share
Basic	0.23	0.31	0.59	0.07	0.40	0.55	0.07
Diluted	0.23	0.31	0.59	0.07	0.40	0.55	0.07
Earnings per ADS (unaudited)(4)
Basic	2.30	3.10	5.90	0.70	4.00	5.50	0.70
Diluted	2.30	3.10	5.90	0.70	4.00	5.50	0.70
Weighted average number of shares outstanding	122,411	200,000	200,000	200,000	200,000	238,109	238,109
Weighted average number of ADSs outstanding (unaudited)	12,241	20,000	20,000	20,000	20,000	23,811	23,811

(footnotes on following page)

(1)	Revenues, net, include revenue from sales of our products, net of value-added tax, or VAT, sales returns, trade discounts and allowances, but include VAT refunds on the sales of self-developed software embedded in our products. VAT refunds for the three fiscal years ended March 31, 2003, 2004 and 2005 were RMB3.6 million, RMB7.1 million and RMB14.7 million (US$1.8 million), respectively. For the nine months ended December 31, 2004 and 2005, VAT refunds were RMB9.7 million and RMB16.3 million (US$2.0 million), respectively.

(2)	Net interest (expense)/income and other income include “interest expense,” “interest income” and “other income” from our consolidated financial statements included elsewhere in this prospectus.

(3)	If our subsidiary YDME Beijing had not had a reduced enterprise income tax, or EIT, rate of 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004, it would have had an EIT rate of 15%, and our net income and basic and diluted earnings per share for the following periods would have been as follows:

	Year ended March 31,				Nine months ended December 31,
	2003	2004	2005	2005	2004	2005	2005
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited, in thousands, except for per share data)
Income tax expense	6,166	9,471	17,603	2,181	11,887	20,840	2,582
Net income	24,676	57,023	112,694	13,964	73,262	130,006	16,109
Earnings per share:
Basic	0.20	0.29	0.56	0.07	0.37	0.55	0.07
Diluted	0.20	0.29	0.56	0.07	0.37	0.55	0.07

(4)	Each ADS represents 10 ordinary shares.

Balance sheet data:	As of December 31, 2005
	(unaudited, in thousands)
	RMB	US$
Cash and cash equivalents	765,050	94,799
Working capital(1)	839,952	104,080
Total assets	1,284,820	159,205
Total shareholders’ equity	1,181,147	146,359

(1)	Working capital is current assets less current liabilities.

Risk factors

An investment in our ADSs involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that affect us.

RISKS RELATED TO OUR COMPANY

We are dependent on our core product, the HIFU therapy system. A reduction in revenues of our HIFU therapy system would cause our revenues to decline and could materially harm our business.

Prior to September 2004, we generated all of our revenues from sales of our HIFU therapy system. Although we began marketing and selling our ECLIA system in September 2004, we expect that sales of our HIFU therapy system will continue to comprise a substantial portion of our revenues in the future. Any reduction in revenues from sales of our HIFU therapy system will have a direct negative impact on our business, financial condition and results of operations. Due to this lack of product diversification, an investment in our company may entail more risk than investments in companies that offer a wider variety of products or services. In addition, sales of our ECLIA system may not increase to a level that would enable us to reduce our dependence on our HIFU therapy system, and we may be unable to develop or acquire new products or technologies that would enable us to diversify our business and reduce our dependence on these two products.

If we fail to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, we will not be able to grow or even sustain our business.

Our HIFU therapy system uses a relatively new high intensity focused ultrasound technology that is very different from conventional treatments for tumors, such as surgery, radiotherapy and chemotherapy. To date, we have sold over 200 units of our HIFU therapy system. To achieve greater penetration of the potential market in China, we must increase market awareness and use of our HIFU therapy system, which depends on, among other things, the following:

➢	the general levels of awareness and acceptance in the medical community and among patients of HIFU technology and our HIFU therapy system;

➢	the effectiveness of our HIFU therapy system, which we intend to further investigate through long-term studies;

➢	the relative costs and benefits of treatment using our HIFU therapy system compared to other treatments;

➢	the financial or other benefits gained by hospitals that use our HIFU therapy system;

➢	the amount of resources we have available to increase product awareness and to educate potential purchasers and users of our HIFU therapy system;

➢	our ability to continue to develop and enhance our HIFU therapy system;

➢	our ability to provide good technical support and customer service; and

➢	our ability to keep up with technological changes and remain competitive.

We may not have the financial and operational resources required to promote awareness and acceptance of our HIFU therapy system as widely or rapidly as is necessary to grow or sustain our business. Even if we were to devote a substantial portion of our resources to promoting our product, we may not succeed in raising the levels of awareness and acceptance of our HIFU therapy system as quickly as is necessary to grow or sustain our business, if at all. If we fail to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, we will not be able to grow, or even sustain, our business as planned and our financial condition and results of operations will be harmed.

We may not succeed in developing a market for our ECLIA system.

We only began marketing and selling our ECLIA system in September 2004. The success of our ECLIA system depends on several factors, including our ability to:

➢	successfully promote product awareness of our ECLIA system in China;

➢	competitively price our ECLIA system, including the ECLIA analyzer and reagents and accessory devices, or reagent kits;

➢	develop new reagent kits to expand the applications of our ECLIA system and to respond to new forms of diseases and disorders;

➢	select effective distributors; and

➢	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new reagent kits in a timely manner.

Luminescence immunoassay technology is a well established method of clinical diagnosis. As a result, our ECLIA system is competing in a market in which there are already many established industry players. We cannot assure you that we will be able to successfully market or sell our ECLIA system in the future. We also cannot assure you that our ECLIA system, or any future enhancements to our ECLIA system, will generate adequate revenue to offset our investments and costs in acquiring, developing or marketing our ECLIA system. If there is insufficient demand for our ECLIA system, our business, financial condition and results of operations may be harmed. In addition, any announcement of new products, services or enhancements by us or our competitors may cause our customers to cancel or postpone purchasing decisions for our existing products in anticipation of these new products, services or enhancements.

The long-term effectiveness of HIFU medical devices for tumor treatment has not been proven.

HIFU therapy for tumors is a relatively new type of tumor therapy. We sold our first HIFU therapy system in November 1999. Although current studies on the use of HIFU medical devices for tumor treatment, including our HIFU therapy system, have shown a reduction in short-term side effects compared to radiotherapy and chemotherapy and suggest an improvement in long-term results, there are presently very few long-term studies of over five years on the effectiveness of using HIFU technology for the treatment of tumors. We plan to participate in future long-term studies of the effectiveness of our HIFU therapy system. If these studies fail to confirm the effectiveness of our HIFU therapy system or other HIFU medical devices, our sales could decline. In addition, some of the data produced in currently available studies were not randomized and/or included small patient sample sizes. Consequently, the results of these studies may not be representative of the results that may be achieved in studies involving larger patient sample sizes. Moreover, there may be other clinical studies published on our HIFU therapy system of which we are not aware and which contain different conclusions with respect to the safety, effectiveness or other aspects of our technologies. Our customers and users of our products may conclude that our HIFU therapy system is not an acceptable treatment regimen, that the technologies underlying our system are ineffective or unsafe, or that our system is less effective or safe than other therapies. This could result in a decrease in our sales, which would have a material adverse effect on our business, results of operations and financial condition.

If we fail to protect our intellectual property rights, our competitors may take advantage of our proprietary technology and know-how and compete directly against us.

Our success depends, in part, on our ability to protect our proprietary technologies. In China, we own seven invention patents and six utility patents directed toward various aspects of our HIFU therapy system and have 12 invention patent applications and seven utility patent applications pending, which are directed towards our HIFU therapy system and ECLIA system. We have also made applications for four patents directed toward our HIFU technology in each of the following countries outside China: the United States, the United Kingdom, Germany, Japan, South Korea, Saudi Arabia and India. As of March 1, 2006, we have been granted three out of the four patents we have applied for in the United Kingdom. Due to the different regulatory bodies and varying requirements in these countries, we cannot assure you that we will be able to obtain patent protection for all or any aspects of our HIFU technology in all or any of these countries. We have not applied for any patents outside of China for our ECLIA system. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that our patent applications will result in patents being issued or that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may be challenged, invalidated or circumvented in the future. We cannot assure you that our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, do not have, and will not develop, products that compete directly with our products despite our intellectual property rights.

We also rely on trade secrets, proprietary know-how and other non-patentable technology, which we seek to protect through non-disclosure agreements with employees. We cannot assure you that these non-disclosure agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets, proprietary know-how and other non-patentable technology will not otherwise become known to, or be independently developed by, our competitors.

Implementation and enforcement of PRC intellectual property-related laws has historically been deficient and ineffective, and is hampered by corruption and local protectionism. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation.

We may be exposed to intellectual property infringement and other claims by third parties, which, if successful, could cause us to pay significant damage awards and incur other costs.

Our success also depends in large part on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. As litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be costly and time consuming, with unpredictable outcomes, and may significantly divert the efforts and resources of our technical and management personnel. Courts in some jurisdictions in China are inexperienced in these types of cases, and may be influenced by local protectionism. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability, including damage awards, to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions preventing the manufacture and sale of our products. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We are dependent on a small number of distributors for a significant portion of our revenues, and this dependence is likely to continue in the future.

For the fiscal year ended March 31, 2005 and the nine months ended December 31, 2005, sales to our top five customers accounted for 66.5% and 69.2%, respectively, of our revenues. These customers are distributors of medical devices and supplies. We do not have long-term contracts with our distributors, but rather typically sell to them on a unit-by-unit basis. We expect that a substantial portion of our sales will continue to be generated by a relatively small group of distributors that may change from year to year. Because our main product, the HIFU therapy system, is sold at a relatively high unit price, the size and timing of individual orders can have a significant effect on our quarterly results. We cannot assure you that any distributor will continue to purchase our products at the same levels as in prior years or that such relationships will continue. We expect that in any given period a relatively small, and changing, number of distributors will continue to account for a significant portion of our revenues. If we are unable to manage our distributor network, our reputation among end users of our products and our revenues may be adversely affected.

Our business strategy to grow through acquisitions of new products or technologies may result in integration costs, failures and dilution to existing stockholders.

An important business strategy of ours is to acquire medical technologies with significant market potential and bring them to the market. We continue to seek suitable opportunities both inside and outside China to acquire new products or technologies, particularly those that could assist us in advancing our current products, technologies and market penetration, or in expanding our product offerings or technologies. If we decide to acquire another company or its assets in order to obtain its products or technologies, we would face a number of risks including consummating the acquisition on favorable terms and obtaining adequate financing, which may adversely affect our ability to develop new products and services and to compete in our rapidly changing marketplace. Successful management and integration of acquisitions are subject to a number of risks, including difficulties in assimilating acquired operations and managing remote operations, potential loss of key employees, diversion of management’s attention from core business operations, assumption of contingent liabilities and incurrence of potentially significant write-offs, which may adversely affect our business or results of operations. In addition, if we consummate such an acquisition through an exchange of our securities, our existing stockholders could suffer dilution.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

Our growth strategy includes our efforts to build our brand, increase market penetration of our HIFU therapy system and grow our ECLIA system sales by targeting small- and medium-size hospitals in China. This growth strategy requires significant capital resources, and we may not generate an adequate return on our investment. Our growth may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. This could require our management to develop expertise in new areas, manage new business relationships and attract new types of customers. We may also experience difficulties integrating these acquired businesses, products or services into our existing business and operations. The success of our growth strategy also depends in part on our ability to utilize our financial, operational and management resources and to attract, train, motivate and manage an increasing number of employees. The success of our growth strategy depends on a number of internal and external factors, such as:

➢	the growth of the market for medical devices and supplies in China;

➢	competition from other manufacturers of HIFU tumor therapy devices and alternative methods of tumor therapy; and

➢	competition from other companies that offer IVD systems in China,

many of which are beyond our control. We may not be able to implement our growth strategy successfully or manage our expansion effectively.

Our limited operating history makes evaluating our business and prospects difficult.

We commenced operations in July 1999, and delivered the first commercial unit of our HIFU therapy system in November 1999. We only started to market and sell our ECLIA system in September 2004. As a result, we have a limited operating history which may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early-stage companies, and as a result we may not be able to:

➢	maintain profitability;

➢	preserve our leading position in the market of HIFU tumor therapy devices;

➢	diversify our revenue sources by successfully marketing and selling our ECLIA system;

➢	acquire and retain customers;

➢	attract, train, motivate and retain qualified personnel;

➢	keep up with evolving industry standards and market developments;

➢	increase the market awareness of our products;

➢	respond to competitive market conditions;

➢	maintain adequate control of our expenses;

➢	manage our relationships with our suppliers and distributors; or

➢	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We are controlled by a small number of shareholders and their affiliated entities, and their interests may not be aligned with the interests of our other shareholders.

Currently, Chengxuan, Golden Meditech and GE and their affiliated entities beneficially own over 65% of our outstanding ordinary shares. After this offering, they will continue to beneficially own over 51%

of our outstanding ordinary shares. These shareholders, acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions.

The interests of these significant shareholders may differ from the interests of our other shareholders. We, Chengxuan, Golden Meditech and GE entered into a shareholders’ agreement in June 2005 which provides that:

➢	A representative of GE may attend all of our board meetings in a non-voting capacity.

➢	GE and Golden Meditech and their respective affiliates will have complete access to, and full use of, the clinical data of our subsidiary, YDME Beijing, relating to clinical cases from hospitals, other medical institutions and medical professionals using our HIFU therapy system in connection with their business, provided that we have first obtained the necessary consent. Such clinical data include hospital survey information, medical records, test reports and imaging records before and after treatment using our HIFU therapy system.

➢	If any of Chengxuan, Golden Meditech or GE is offered a business opportunity that is primarily based in China and that competes with our HIFU business, it will provide us with notice of its intention to pursue such business opportunity and use reasonable efforts to enable us to participate in such project if we express an interest in doing so.

➢	We will provide GE with notice of our intention to undertake any HIFU-related project, including, among other things:

➢	any project relating to any joint venture between us and InSightec Ltd., or InSightec, an Israeli company that also offers HIFU technology for the treatment of tumors and that has GE as an investor, an investment made by GE in 1998;

➢	any expansion of our existing HIFU production facilities; or

➢	any development of new HIFU facilities anywhere in the world.

In addition, we will use reasonable efforts to enable GE to participate in such project if GE expresses an interest in doing so.

➢	We have also granted GE a right of first refusal to act as the sole and exclusive distributor of our HIFU therapy system outside China. In the event that we sell or otherwise transfer all or substantially all of our assets or HIFU business, or as a result of a merger, we are no longer a surviving company, we will cause the transferee or the surviving company of the merger as the case may be, to honor GE’s right of first refusal. We will also cause the transferee or the surviving company to continue purchasing ultrasound imaging systems from GE.

These rights and obligations may be terminated by written agreement among Chengxuan, Golden Meditech and GE. If any of Chengxuan’s, Golden Meditech’s and GE’s ownership interest in our company falls below 5% of our outstanding shares, calculated on a fully diluted basis, such shareholder will cease to be a party to the June 2005 shareholders’ agreement and will no longer have any rights or obligations under that agreement. Immediately upon completion of this offering, Chengxuan’s ownership interest will be approximately 31.4%, Golden Meditech’s ownership interest will be approximately 11.0%, and GE’s ownership interest will be approximately 8.8%.

In addition, the contractual rights discussed above, together with the concentration of ownership of these shareholders, may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In cases where the interests of our significant shareholders are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, these shareholders could divert business opportunities from us to themselves or others.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our chairman and chief executive officer, Mr. Xiaodong Wu, to manage our operations. We also depend on our key research personnel such as Mr. Xiaolin Yang and Mr. Houqing Zhu. In addition, we also rely on customer service personnel for the installation and support of our products and on marketing and sales personnel, engineers and other personnel with technical and industry knowledge to market, sell, install and service our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them, in particular Mr. Wu, Mr. Yang or Mr. Zhu, would have a material adverse effect on our business and operations. Competition for senior management and research and development personnel is intense, and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key research and development personnel that we lose. In addition, if Mr. Wu, Mr. Yang, Mr. Zhu or any other member of our senior management or key research and development personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key research and development personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key research and development personnel.

We compete for qualified personnel with other medical technology companies, medical device and supplies manufacturers, universities and research institutions. Intense competition for these personnel could cause our compensation costs to increase significantly, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We rely on single-source suppliers to provide materials and major components. A significant interruption in supply could prevent or limit our ability to accept and fulfill orders for our products.

We purchase all our materials and major components from third-party suppliers and assemble our products in-house. We currently rely on single-source suppliers to provide a majority of our materials and major components. Other than the ultrasound imaging system supply agreement with GE, we do not currently have any long-term supply contracts. Our purchases are made on a purchase order basis. If the supply of certain materials, components or services were interrupted, our own manufacturing process would be delayed. We may be unable to secure alternative sources of supply in a timely and cost-effective manner. The ultrasound imaging system and the treatment bed, two of the major components of our HIFU therapy system, are manufactured by GE and Beijing Tianyuan Kehui Company Ltd., or Beijing Tianyuan Kehui, respectively, based on our specifications. If we are unable to obtain these components from GE and Beijing Tianyuan Kehui, it may be difficult to find alternate suppliers that can provide replacement parts of sufficient quality according to our specifications. We purchase the materials for our ECLIA system and reagent kits from various domestic and international suppliers, some of which are our sole supplier for certain materials. The failure of any of these suppliers to provide materials to us, particularly if we are unable to obtain these materials from alternative sources on a timely basis or on commercially reasonable terms, could impair our ability to manufacture our ECLIA system and reagent kits or increase our costs. We also plan to increase the production and sales of our products in the future. If we are unable to obtain required materials and components that meet our production standards in sufficient quantities or at acceptable cost, we will be unable to increase our production and sales as planned. Failure to obtain adequate supplies of materials, components or services in a timely and cost-effective manner could delay our delivery to our customers. This could harm our reputation, cause us to lose sales, and force us to use more expensive sources of supply, which could significantly increase our production costs and harm our operating results. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

We need to expand our existing sales force and distribution network to maintain and grow our business and revenues.

We currently market and sell our HIFU therapy system through several third-party distributors and our own direct sales force. We market and sell our ECLIA system through a number of third-party distributors. As part of our growth plan, we intend to increase the number of distributors we utilize to distribute our HIFU therapy system and ECLIA system. We have limited experience in managing a large distributor network. We cannot assure you that we will be able to maintain or develop our relationships with third-party distributors. If we fail to do so, our sales could fail to grow or could even decline, and our ability to grow our business could be adversely affected. The expansion of our distribution network is also likely to require a significant investment of financial resources and management efforts, and the benefits, if any, that we gain from such an expansion may not be sufficient to generate an adequate return on our investment.

Our costs could substantially increase if we experience a significant number of warranty claims.

We provide 12-month product warranties against technical defects of our HIFU therapy system and ECLIA analyzer. Our product warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. Historically, we have received a limited number of warranty claims for our HIFU therapy system. As we only began selling our ECLIA analyzer in September 2004, we currently do not have sufficient historical data on the warranty claims for our ECLIA analyzer. Consequently, the costs associated with our warranty claims have historically been relatively low. We generally do not accrue any liability for potential warranty claims at the time of sales, but rather at the time claims are actually made. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we will begin to incur liabilities for potential warranty claims at the time of sale of our products. An increase in the frequency of warranty claims or amount of warranty costs may harm our reputation and could have a material adverse effect on our financial condition and results of operations.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic events.

All of our manufacturing and research and development facilities are located in a single location in Beijing, China. We do not maintain back-up facilities, so we depend on our manufacturing and other facilities for the continued operation of our business. Natural disasters or other catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars could disrupt our operations. We might suffer losses as a result of business interruptions and our operations and financial results might be materially and adversely affected. Moreover, any such event could delay our research and development programs.

If we are unable to successfully operate and manage our manufacturing operations, we may experience a decrease in revenues.

As we ramp up our manufacturing operations to accommodate our planned growth, we may encounter difficulties associated with increasing production scale, including shortages of qualified personnel to operate our equipment, assemble our products or manage manufacturing operations as well as shortages of key raw materials or components for our products. In addition, we may also experience difficulties in producing sufficient quantities of products or in achieving desired product quality. If we are unable to successfully operate and manage our manufacturing operations to meet our needs, we may not be able to provide our customers with the quantity or quality of products they require in a timely manner. This could cause us to lose customers and result in reduced revenues.

Our business may suffer if we are unable to collect payments from our customers on a timely basis.

Our distributors and other customers must make a significant commitment of capital to purchase our products. Any downturn in the businesses of our distributors and other customers could reduce their willingness or ability to pay us. We have historically been able to collect substantially all of our receivable balances. Consequently, we have not found it necessary to provide an allowance for doubtful accounts historically. The failure of any of our distributors to make timely payments could require us to recognize an allowance for doubtful accounts, which could have a material adverse effect on our results of operations and financial condition.

Fluctuations in our quarterly operating results could cause our ADS price to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter depending upon numerous factors. Our third and fourth fiscal quarters, ending December 31 and March 31, respectively, have historically been our strongest. We believe that the relatively stronger performance of our third and fourth fiscal quarters has been largely due to the budget cycles of hospitals in China. Hospitals in China typically make their capital expenditure decisions, such as decisions on whether to purchase our HIFU therapy system, between June and December. Based on orders during that period, our HIFU therapy systems are usually shipped to customers between September and March, which are our third and fourth fiscal quarters. Other factors that may affect the fluctuation of our quarterly operating results include changes in pricing policies by us or our competitors, the length of our sales cycle, the timing and market acceptance of new product introductions and product enhancements by us or our competitors, customer order deferrals in anticipation of new or enhanced products offered by us or our competitors, the loss of key sales personnel or distributors, changes in government policies or regulations and a downturn in general economic conditions in China. Furthermore, because we have historically sold a relatively small number of our main product, the HIFU therapy system, at a relatively high unit price, the size and timing of each individual order have a particularly significant effect on our results of operations in any given quarter. Many of these factors are beyond our control, and you should not rely on our results of operations for prior quarters as an indication of our results in any future period. As our revenues vary significantly from quarter to quarter, our business is difficult to predict and manage, and our quarterly results could fall below investor expectations, which could cause our ADS price to decline.

We are subject to product liability exposure and have limited insurance coverage.

As our main product, the HIFU therapy system, is a medical device for the treatment of patients, we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether or not successful, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products. We have a product liability insurance policy with an annual aggregate insured amount of RMB4.0 million (US$0.5 million) to cover potential product liability arising from the use of our HIFU therapy system. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. As a result, future liability claims could be excluded from our policies or exceed the coverage limits of our policies. We also cannot assure you that product liability insurance will continue to be available on commercially reasonable terms, if at all. To date, we have not been subject to any product liability claim, but we cannot assure you that such claim will not be brought against us in the future. A product liability claim, with or without merit, could result in significant adverse publicity against us, and could have a material adverse effect on the marketability of our products and our reputation, which in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We may require additional cash resources in the future due to:

➢	changed business conditions or other future developments;

➢	the receipt of, and the time and expenses required to obtain and maintain, regulatory clearances and approvals;

➢	the resources we devote to developing, marketing and producing our products;

➢	our ability to identify and our desire or need to pursue acquisitions or other investments; and

➢	the extent to which our products generate market acceptance and demand.

We cannot assure you that our revenues will be sufficient to meet our operational needs and capital requirements. In addition, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending March 31, 2006. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will be subject to burdensome reporting requirements. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Taxation—United States federal taxation—Passive foreign investment company.”

If a poll is not demanded at our shareholder meeting, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.

Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.

Our reported earnings could decline if we recognize impairment losses on intangible assets relating to our acquisition of the ECLIA technology.

As a result of our acquisition of the ECLIA technology in August 2004, we have recorded certain intangible assets which are amortized over their respective estimated useful lives and are tested for impairment by us annually or more frequently if an event occurs or a circumstance develops that would likely result in impairment. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. See “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies.” In the future, we could recognize impairment losses on intangible assets and that impairment could result in a charge to our reported results of operations, which would cause our reported earnings to decline.

Changes in accounting standards regarding stock option plans may have a material adverse effect on our reported earnings, may harm our ability to attract and retain employees, and may also negatively impact our results of operations.

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123R, which the Company plans to adopt for its fiscal period beginning April 1, 2006, requires all companies to recognize as an expense the fair value of stock options granted to employees. Prior to February 2005, we did not have any stock option plan, so we did not incur any share-based compensation charges. On February 2, 2005, we adopted our 2005 stock option plan and have, to date, granted options to acquire 800,000 of our ordinary shares. We currently account for these options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expense for stock options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. We are currently not required to record share-based compensation charges if the stock option exercise price equals or exceeds the deemed fair value of our ordinary shares at the date of grant. However, beginning on April 1, 2006, we will have to account for the compensation costs for stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant U.S. GAAP rule, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with the grant of options may reduce the attractiveness of granting stock options. However, if we reduce the scope of our employee stock option plan, we may not be able to attract and retain key personnel, as stock options play an important role in employee recruitment and retention. Accordingly, after SFAS 123R becomes effective for us, our results of operations will be negatively impacted if we grant options pursuant to our 2005 stock option plan as an employee recruitment and retention tool.

When we increased the size of our initial public offering by 16.1 million ordinary shares in August 2005, we reflected the change in our final prospectus, but did not file an additional registration statement with the SEC. As a result, purchasers in the initial public offering of 1.61 million ADSs representing those 16.1 million ordinary shares may have rescission rights that could require us to buy those ADSs at their initial purchase price, plus any applicable interest.

When we increased the size of our initial public offering, which was priced on August 9, 2005, by 16.1 million ordinary shares, we reflected the change in our final prospectus but did not file an additional registration statement with the SEC, as required by U.S. securities laws. Under applicable U.S. securities laws, it is possible that an initial purchaser in the initial public offering who still holds any of the 1.61 million ADSs representing those 16.1 million ordinary shares could bring a rescission claim (a prescribed remedy for failure to register securities in a public offering) against us for the US$15.00 acquisition price of each such ADS that represents 10 ordinary shares, plus applicable interest. If the initial purchaser no longer holds such ADSs and sold them for less than the US$15.00 acquisition price, we would be liable for the difference between US$15.00 and the sale price. Generally, the federal statute of limitations for noncompliance with the requirement to register securities under the Securities Act of 1933 is one year from the date of the violation. Our ADSs have traded at a price equal to or higher than the initial public offering price on each trading day other than August 12, 2005 (during which the lowest reported trading price was US$14.95). In view of the historical trading prices and trading volume of our ADSs since our initial public offering, we believe that it is unlikely that initial purchasers will bring rescission claims against us. However, if the trading price of our ADSs declines below the US$15.00 acquisition price before the first anniversary of our initial public offering, the likelihood that such claims could be brought against us by initial purchasers with standing to bring such claims would increase and we may then make a rescission offer to purchasers of ADSs in the initial public offering who continue to hold such ADSs.

RISKS RELATED TO OUR INDUSTRY

New product development in the medical device and supply industry is both costly and labor-intensive and has a very low rate of successful commercialization.

Our success will depend in part on our ability to enhance our existing products and technologies and to develop and acquire new products or technologies. The development process for medical technology is complex and uncertain, as well as time-consuming and costly. Product development requires the accurate assessment of technological and market trends as well as precise technological execution. We cannot assure you that:

➢	our product or technology development will be successfully completed;

➢	necessary regulatory clearances or approvals will be granted by the SFDA or other regulatory bodies as required on a timely basis, or at all; or

➢	any product or technology we develop can be commercialized or will achieve market acceptance.

Also, we may be unable to locate suitable products or technologies to acquire or acquire such products or technologies on commercially reasonable terms. Failure to develop or acquire, obtain necessary regulatory clearances or approvals for, or successfully commercialize or market potential new products or technologies could have a material adverse effect on our financial condition and results of operations.

In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China. In some cases, we have been operating without these authorizations, which could subject us to significant penalties.

Under a regulation enacted by the SFDA in September 2002, reagents are required to be registered either as biological reagents, which are subject to regulatory controls similar to those governing pharmaceutical products, or chemical and bio-chemical reagents, which are subject to regulatory controls similar to those governing medical devices. We are required to obtain a registration certificate for each IVD reagent prior to selling that reagent. Of the 38 reagents that we market, 18 are covered by 20 registration certificates (two reagents are registered both as pharmaceuticals and medical devices). Of these 20 registration certificates, 15 are in our name and five have been issued in the name of Beijing Weixiao, rather than in our name, and their names have not yet been changed as required by regulation. We are in the process of transferring four of these five certificates to us. The fifth certificate remaining in Beijing Weixiao’s name relates to a reagent that had initially been registered both as a medical device and as a pharmaceutical. We have transferred the registration as a medical device to our name, but do not intend to transfer the registration as a pharmaceutical. Of the 20 reagents we currently sell for which we do not have registration certificates, we have submitted registration applications for 15.

As a result, we are marketing 20 IVD reagents without the necessary registration certificates. We may not be able to obtain registration certificates for these IVD reagents or for any reagents that we develop in the future. Moreover, we may not be able to arrange for the transfer to us of the IVD registration certificates currently issued in the name of Beijing Weixiao.

We are also required to obtain a registration certificate from the SFDA in order to sell our HIFU therapy system. We obtained the necessary registration certificate in 2003. As this certificate will expire in January 2007, we will need to renew the registration by re-submitting an application and obtaining SFDA approval. Renewing our registration certificate entails submission of various information and the review of that submission by the applicable regulatory authorities. We may not be able to obtain a renewal in a timely fashion or at all.

We believe that no additional approval from the SFDA will be required for our third generation HIFU product; however, the SFDA may interpret these regulations differently than we, and we may be required to obtain additional approval from the SFDA for this product. If we are unable to renew our registration certificate or obtain re-approval for our third generation HIFU therapy system in a timely manner, we may not be able to market this product.

The Chinese regulatory authorities may bring enforcement actions against us for past or on-going non-compliance with these regulations. These enforcement actions could result in fines, injunctions and civil penalties, recall or seizure of our products, the imposition of operating restrictions, partial suspension or complete shut down of our production facilities and criminal prosecution. See “Chinese government regulations.” Moreover, regulatory agencies in China are known to periodically, and sometimes abruptly, change their enforcement practices, and so prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our ADSs.

Competition in the markets in which we operate is expected to increase in the future.

Our HIFU therapy system competes with both existing and emerging alternative treatment methods for tumors, including other tumor therapy devices that use similar technologies. Competition in the markets in which we operate is expected to increase in the future. For our HIFU therapy system, we believe that competition comes from new and existing manufacturers of HIFU tumor therapy devices, as well as traditional cancer treatment methods such as surgery, radiotherapy and chemotherapy. In addition, we also compete with other minimally invasive treatments, including radio frequency ablation, microwave thermo-coagulation and cryosurgery, and targeted therapeutics. We believe that other companies offer HIFU technology for the treatment of tumors including EDAP TMS S.A., or EDAP, Focus Surgery, Inc., or Focus Surgery, and InSightec. According to Focus Surgery’s website, its HIFU product is being used in China; and although no other overseas-based company currently offers or sells its products in China, they may choose to enter the China market in the future, either independently or in cooperation with our existing competitors in China. In China, competitors for our HIFU therapy system include Chongqing Haifu Technology Co., Ltd., or Chongqing Haifu, and Shanghai A&S Science Technology Development Co., Ltd., or Shanghai A&S. Our ECLIA system competes with IVD systems and reagents offered in the China market by many established international companies, including Abbott Diagnostics, Bayer AG, Beckman Coulter, Diagnostic Products Corporation, PerkinElmer, Inc., Johnson & Johnson and Roche Group. There are also a number of China-based manufacturers who also offer luminescence immunoassay systems but their market shares are relatively small. See “Business—Competition.”

Certain of our existing and potential competitors have significantly greater financial, research and development, sales and marketing, personnel resources and other resources than we do. Competition will intensify as other companies enter our markets. Competing companies may succeed in developing products that are more effective or less costly than those that we may offer, and these companies may also be more successful in marketing their products. Competing companies may also introduce competitive pricing measures that adversely affect our sales levels and margins. If we do not adequately address our competitive challenges, we could lose sales and market share and fail to grow our business as planned, which would have a material adverse effect on our financial condition, results of operations and future growth.

In addition, we believe that corrupt practices in the healthcare industry in China still occur. In order to increase sales, certain manufacturers or distributors of medical devices may pay kickbacks to hospital personnel who make procurement decisions. We prohibit our employees from engaging in such practices and, to our knowledge, none of our distributors engages in such practices. However, as competition intensifies in the medical device and supplies industry in China, we may lose sales, customers or contracts to competitors to the extent we or our distributors refuse to engage in such practices.

The tumor therapy and IVD industries are characterized by constant technological change, and if we fail to respond effectively to technological changes, we could lose our competitive advantage.

The tumor therapy and IVD industries in which we currently compete are characterized by:

➢	changing technologies;

➢	frequent new product introductions and enhancements;

➢	changing customer needs; and

➢	product obsolescence.

To develop new products and designs, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and have a material adverse effect on our revenues in the future.

The price and the sales of our HIFU therapy system may be adversely affected by reductions in treatment fees by the Chinese Government.

Treatment fees for HIFU tumor therapy, like many other medical treatments, are subject to prices set by provincial governments in China, and these prices can be adjusted downward or upward from time to time. If the treatment fees for HIFU tumor therapy are reduced by the government, some hospitals and distributors may be discouraged from buying our HIFU therapy system, which would reduce our sales. We may need to decrease the price of our HIFU therapy system to provide hospitals acceptable returns on their purchases. We cannot assure you that our business or results of operations will not be adversely affected by a reduction in treatment fees for HIFU tumor therapy in the future.

Governmental and private health insurers may not provide sufficient, or any, coverage for the use of our HIFU therapy system.

Our ability to market and sell our HIFU therapy system to hospitals will depend in part on the availability of governmental and private health insurance in China for treatments using our HIFU therapy system. The insurance coverage for treatments using new medical devices, such as our HIFU therapy system, is subject to significant uncertainty and varies from region to region, as local government approvals for such coverage must be obtained in each geographic region in China. In addition, provincial governments may change, reduce or eliminate the government insurance coverage currently available for HIFU tumor therapy. We cannot assure you that adequate third-party insurance coverage will be generally available for patients who elect to use our HIFU therapy system for the treatment of tumors. In the absence of sufficient medical insurance coverage for the use of our HIFU therapy system, patients may choose alternative treatment methods that are covered by insurance, and hospitals may use their limited funds to buy products for these alternative treatments, which would reduce demand for our products and, consequently, our sales. If this occurs, our business, results of operations and financial condition could be materially and adversely affected.

Any product recall could have a material adverse effect on our business, results of operations and financial condition.

Complex medical devices, such as our HIFU therapy system, can experience performance problems that require review and possible corrective action by the manufacturer. From time to time, we receive reports from users of our products relating to performance problems they have encountered. We expect that we will continue to receive customer reports regarding performance problems they encounter through the use of our products. Furthermore, component failures, manufacturing errors or design defects that could result in an unsafe condition or injury to the patient might occur. Any serious failures or defects could cause us to withdraw or recall products, which could result in significant costs such as repair and product replacement costs. We cannot assure you that market withdrawals or product recalls will not occur in the future, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China, and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

➢	the extent of government involvement;

➢	the level of development;

➢	the growth rate;

➢	the control of foreign exchange;

➢	the allocation of resources;

➢	an evolving regulatory system; and

➢	lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by hospitals, which in turn could reduce demand for our products.

Moreover, the political relationship between the United States, Europe, or other Asian nations and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our operations or cause our services to become less attractive. This could lead to a decline in our profitability.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

Laws, regulations or enforcement policies in China, including those regulating medical devices and supplies, are evolving and subject to future change. For example, under a regulation enacted by the SFDA in September 2002, reagents are required to be registered with the SFDA and are subject to regulatory controls. To date, we have obtained SFDA registrations and/or approvals for 18 of the 38 reagents we sell and are in the process of obtaining the required registrations and/or approvals for our other reagents. Moreover, in October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for IVD reagents. As a result, all manufacturers of IVD reagents were obligated to meet

GMP standards by January 1, 2006. We are currently in compliance with such GMP requirements and have obtained GMP certification for our ECLIA system in November 2005. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practice. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our ADSs. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

We rely on dividends paid by our subsidiary for our cash needs.

We are a holding company, and we rely on dividends paid by our wholly owned subsidiary, YDME Beijing, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. YDME Beijing is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. In addition, at the discretion of its board of directors, YDME Beijing may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion funds and staff welfare and bonus funds. Staff welfare and bonus funds may not be distributed to equity owners. In addition, if YDME Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict YDME Beijing’s ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, YDME Beijing is able to pay dividends in foreign currencies without prior approval from the State A dministration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

YDME Beijing’s ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if YDME Beijing borrows foreign currency loans from us or other foreign lenders, it must do so within approved limits that satisfy its approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. If we finance YDME Beijing by means of additional capital contributions, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of YDME Beijing to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. As we import certain materials and supplies for reagent kits from the United States, Finland and Sweden, fluctuations in the value of the Renminbi against the currencies of those countries may increase the cost of our reagent kits. In addition, as we rely entirely on dividends paid to us by our directly wholly owned subsidiary YDME Beijing, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to high technology companies, including YDME Beijing, in order to encourage development of the high technology industry. Such incentives include reduced tax rates and other measures. For example, as a high technology company operating in an approved economic-technological development area, YDME Beijing is entitled to an EIT rate of 15%, compared to an EIT rate of 33% applicable to most PRC companies. This classification also had the effect of exempting YDME Beijing from paying the EIT for the three calendar years ended December 31, 1999, 2000 and 2001 and has reduced YDME Beijing’s EIT rate to 7.5% during the three calendar years ended December 31, 2002, 2003 and 2004. YDME Beijing’s EIT rate became 15% after December 31, 2004. For the three fiscal years ended March 31, 2003, 2004 and 2005, YDME Beijing incurred income tax expense of RMB3.3 million, RMB4.9 million and RMB11.9 million (US$1.5 million), respectively. If YDME Beijing had not had a reduced EIT rate of 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004, it would have had an EIT rate of 15%, and our income tax expense for the three fiscal years ended March 31, 2003, 2004 and 2005 would have been RMB6.2 million, RMB9.5 million and RMB17.6 million (US$2.2 million), respectively. As a “foreign-invested advanced technology enterprise” certified by the Beijing Commerce Bureau, YDME Beijing is entitled to a reduced EIT rate of 10% for the three calendar years ending December 31, 2005, 2006 and 2007. YDME Beijing obtained approval from the tax authority in February 2006 regarding this reduction in EIT rate. The reduced EIT rate will expire on December 31, 2007, after which the EIT rate of YDME Beijing will return to 15%.

Additionally, changes to the PRC’s Corporate Income Tax Law are scheduled for discussion in 2006 and could, if passed into law, adversely affect the taxation of YDME Beijing and/or remittances by YDME Beijing to us. To date, the PRC government has not disclosed any details as to the changes in tax law slated for consideration. However, it is believed that among the possible changes are elimination of tax holidays and other incentives, increases in tax rates and imposition of a dividend withholding tax.

Historically, we have benefited from tax holidays and incentives. The extent and timing of any such changes in the PRC’s tax laws is uncertain and it is not known whether any transitional or other relief will be granted to companies such as YDME Beijing that have already established operations in China. If adopted, these changes could significantly increase our tax expense.

YDME Beijing is also entitled to a refund of VAT on the sales of self-developed software embedded in our HIFU therapy system, which we recognize as part of our net revenues under U.S. GAAP. In the fiscal year ended March 31, 2005 and the nine months ended December 31, 2005, VAT refunds accounted for 6.8% and 6.3% of our revenues, respectively.

Any increase of YDME Beijing’s EIT rate, changes in the PRC tax laws or regulations or any reduction or cancellation of the VAT refund in the future could have a material adverse effect on our financial condition and results of operations.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

In 2005, the SAFE issued a number of rules regarding offshore investments by PRC residents. The currently effective rule, known as SAFE Notice 75, was issued in October 2005. It requires PRC residents to register with and receive approvals from the SAFE in connection with certain offshore investment activities. Since we are a Cayman Islands company that is controlled by Chengxuan, the controlling shareholder of which is Mr. Xiaodong Wu, our Chairman and a PRC resident, we are affected by the registration requirements imposed by SAFE Notice 75. YDME Beijing is also affected by SAFE Notice 75. Any failure by Mr. Wu or Chengxuan to comply with SAFE Notice 75, or change in SAFE policy and regulations in respect of Notice 75, could adversely affect us in a variety of ways.

SAFE Notice 75 provides, among other things, that prior to establishing or assuming control of an offshore company for the purpose of transferring to that offshore company assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is an ultimate controller of the offshore company must complete prescribed registration procedures with the relevant local branch of the SAFE. Such PRC resident must amend his or her SAFE registration under certain circumstances, including upon any further transfer of equity interests in, or assets of, an onshore enterprise to the offshore company as well as any material change in the capital of the offshore company, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties.

SAFE Notice 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect control of offshore companies that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006.

The failure or inability of a PRC resident shareholder to receive any required approvals or make any required registrations could subject the PRC subsidiary to fines and legal sanctions, restrict the offshore company’s additional investments in the PRC subsidiary, or limit the PRC subsidiary’s ability to make distributions or pay dividends offshore.

Due in part to the lack of implementing rules and uncertainties relating to the interpretation and implementation of SAFE Notice 75, its effect on companies such as ours is difficult to predict.

Mr. Xiaodong Wu, who is subject to the above registration requirements, has made the required SAFE registration with respect to his investment in Chengxuan and our company. He has advised us that he intends to submit prior to the March 31, 2006 deadline the application for the required amendment to his SAFE registration in connection with our August 2005 initial public offering. Similarly, Mr. Wu will be required to submit, within 30 days of this offering, an application for additional amendment to his SAFE registration in connection with this offering and he has advised us that he intends to submit this application.

Further, we have established two entities in the British Virgin Islands, CMED Diagnostics Ltd. on January 11, 2006 and CMED Technologies Ltd., on January 9, 2006. The SAFE may interpret SAFE Notice 75 to require that Mr. Wu should submit a SAFE registration with respect to the establishment of these two entities within 30 days of the establishment of the respective entity. Mr. Wu has not submitted such registration, and he has advised us that he does not intend to submit such SAFE registration with respect to the two entities.

If Mr. Wu, whose actions we do not control, fails to comply with the registration procedures set forth in SAFE Notice 75, or if the SAFE determines that Mr. Wu should have previously made filings with respect to the offshore subsidiaries, YDME Beijing could be subject to fines and legal penalties, or the SAFE could impose restrictions on YDME Beijing’s foreign exchange activities, including the payment of dividends and other distributions to us or our affiliates and YDME Beijing’s ability to receive capital from us. Any of these actions could, among other things, materially and adversely affect our business operations, acquisition opportunities and financing alternatives.

See “China government regulation—Regulation of foreign currency exchange and dividend distribution—Regulation of foreign exchange in certain onshore and offshore transactions.”

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and Severe Acute Respiratory Syndrome, or SARS.

Our business could be adversely affected by the effects of avian influenza, SARS or other epidemics or outbreaks of contagious diseases. There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. The 2003 SARS outbreak significantly and adversely affected our revenues and, consequently, our profitability. Since all of our operations and substantially all of our customers and suppliers are based in Asia, an outbreak of avian flu, SARS or other contagious diseases in China, other places in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, would adversely affect our business, financial condition or results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreaks of avian flu, SARS or any other epidemics.

RISKS RELATED TO THIS OFFERING

The market price for our ADSs may be volatile.

The market price for our ADSs has been and may continue to be subject to significant fluctuations. Since August 10, 2005, the intraday sales prices of our ADSs on the Nasdaq National Market have ranged from US$14.95 to US$44.93 per ADS, and the last reported sale price on March 21, 2006 was US$26.16 per ADS. The price of our ADSs may fluctuate in response to factors including the following:

➢	announcements of technological or competitive developments;

➢	announcements regarding patent litigation or the issuance of patents to us or our competitors;

➢	governmental developments in China, such as changes in fiscal policies or developments relating to the regulatory or health care reimbursement environment, affecting us or our competitors;

➢	announcements of studies and reports relating to the effectiveness or safety of our products or those of our competitors;

➢	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

➢	changes in financial estimates by securities research analysts;

➢	changes in the economic performance or market valuations of other medical technology companies;

➢	addition or departure of our senior management and key research and development personnel;

➢	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;

➢	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

➢	sales of additional ordinary shares or ADSs, or the perception that such sales might occur.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that such sales might occur, could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately upon completion of this offering, we will have 273,600,001 ordinary shares outstanding, including 113,600,000 ordinary shares represented by 11,360,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” In connection with this offering, we, the selling shareholders, Neon Liberty and our directors and executive officers have agreed not to sell any ordinary shares or ADSs for 90 days after the date of this prospectus, subject to certain exceptions. Any or all of these shares may be released prior to expiration of the applicable lock-up period at the discretion of UBS AG and Credit Suisse Securities (USA) LLC. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline.

In addition, Golden Meditech, GE, Green Wall, Asset Managers and Neon Liberty have the right to cause us to register under the Securities Act the sale of an aggregate of 73,980,000 ordinary shares owned by them after this offering, subject to the 90-day lock-up period discussed above. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as holders of our ordinary shares and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.

We are a Cayman Islands company, and because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We are an exempted company with limited liability incorporated under Cayman Islands law, and substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers reside outside the United States, and a substantial portion of their assets is located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.

Our corporate affairs are governed by our articles of association, the Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States and will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

There is uncertainty regarding whether Cayman Islands courts would:

➢	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

➢	impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction of a fixed sum that is not contrary to natural justice or the public policy of the Cayman Islands without retrial on the merit.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests with respect to actions taken by our management, directors or major shareholders than they would as public shareholders of a U.S. company.

We have not obtained a waiver from Green Wall or Asset Managers with respect to their rights, under our registration rights agreement, to participate in this offering.

Under the piggyback provisions of our registration rights agreement dated January 19, 2005, we are obligated to give written notice to the holders of registration rights at least 20 days before we file any registration statement effecting a public offering of our ordinary shares, giving each holder the opportunity to participate in such offering. Although we communicated to and discussed with all of the holders of registration rights the possibility of their participation in this offering, we did not give the required written notice in connection with our filing of the registration statement for this offering. All of the holders of registration rights, other than Green Wall Development Ltd., or Green Wall, and Asset Managers, are participating in this offering and have waived any further rights to require registration in connection with this offering. We have not obtained such a waiver from Green Wall or Asset Managers. Because Green Wall and Asset Managers, are not participating in this offering, we could be subject to a claim by Green Wall or Asset Managers that we are in breach of the relevant provision of the registration rights agreement with respect to the notice requirement.

Forward-looking statements

This prospectus contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. The forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “The medical equipment and supplies industry in China” and “Business.” These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

➢	our anticipated growth strategies;

➢	our future business development, results of operations and financial condition;

➢	our ability to develop and market future generations of our HIFU therapy system and future applications of our ECLIA system;

➢	the expected market growth for medical devices and supplies in China;

➢	market acceptance of our technology and products;

➢	our expectations regarding hospital or patient demand for tumor treatment;

➢	our ability to expand our production, sales and distribution network and other aspects of our operations;

➢	our ability to diversify our product range and stay abreast of technological changes;

➢	competition from other HIFU tumor therapy device manufacturers and alternative methods of tumor therapy;

➢	competition from other companies that offer IVD systems in China;

➢	our ability to effectively protect our intellectual property and not infringe on the intellectual property of others;

➢	our ability to expand our sales and distribution of our HIFU system outside of China;

➢	our ability to identify and acquire new medical technologies and products;

➢	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and

➢	fluctuations in general economic and business conditions in China.

This prospectus contains market information related to the medical devices and supplies industry, healthcare insurance, hospitals, the cancer treatment and IVD markets in China. Unlike in the United States, there is limited authoritative data on the healthcare industry in China, particularly on a nationwide basis. For example, there is limited data concerning health and patient trends or the medical devices and supplies industry. In addition, any data that is available may not be current. This prospectus contains projections that are based on a number of assumptions. For example, we have made assumptions regarding the growth in the number of tumor patients and the demand for tumor treatment. Our business and marketing plan for the ECLIA system also assumes that small- and medium-size hospitals in China will be interested in buying an IVD system such as ours. Any or all of our assumptions may turn out to be incorrect. The tumor therapy market may not expand at the rates projected by the market information, or at all. If demand for our HIFU therapy system and ECLIA system does not grow at the projected rates, our business and the market price of our ADSs would suffer. In addition, the complex and changing nature of broad macroeconomic factors subject any projections or estimates relating to the growth prospects or future conditions of our market to significant uncertainties.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Use of proceeds

We will not receive any of the proceeds from this offering.

Dividend policy

Dividends of RMB39.2 million in respect of the calendar years 2001 and 2002 and of RMB28.2 million in respect of the calendar year 2003 were approved by our shareholders in February and March 2004, respectively, and were subsequently paid. We have not declared any cash dividends since March 2004 and do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We rely principally on dividends paid to us by YDME Beijing, our wholly owned subsidiary in China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, YDME Beijing is required to allocate at least 10% of its after-tax profits to its general reserves. Allocation to these reserves is not required after these reserves have reached 50% of the registered capital of YDME Beijing. In addition, at the discretion of its board of directors, YDME Beijing may allocate a portion of its after-tax profits to its enterprise expansion funds and staff welfare and bonus funds. Staff welfare and bonus funds may not be distributed to equity owners.

Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors decides to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement and applicable laws, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

Capitalization

The following table sets forth our capitalization as of December 31, 2005.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s discussion and analysis of financial condition and results of operations.”

	As of December 31, 2005
	(unaudited)
	RMB	US$
	(in thousands, except for share numbers)
Total debt	—	—

Share capital:
Ordinary shares, US$0.10 par value; 500,000,000 shares authorized; 273,600,001 shares issued and outstanding as of December 31, 2005(1)	225,125	27,896
Additional paid-in capital	739,936	91,687
General reserve fund	14,852	1,840
Unearned compensation	(282)	(35)
Accumulated other comprehensive loss—cumulative translation adjustments	(2,061)	(255)
Retained earnings	203,577	25,226

Total shareholders’ equity	1,181,147	146,359

Total capitalization	1,181,147	146,359

(1)	Excludes the 800,000 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2005 and the 29,200,000 ordinary shares reserved for future issuance under our 2005 stock option plan.

Dilution

If you invest in our ADSs, your interest will be immediately diluted to the extent of the difference between the offering price per ADS you pay in this offering and our net tangible book value per ADS. Our net tangible book value as of December 31, 2005 was approximately RMB952.7 million (US$118.0 million). Net tangible book value represents the amount of our total consolidated assets, minus the sum of our total consolidated liabilities and intangible assets.

Without taking into account any changes in such net tangible book value after December 31, 2005, investors purchasing ADSs in this offering will experience an immediate dilution in net tangible book value of US$2.19 per ordinary share and US$21.85 per ADS, assuming a public offering price of US$26.16 per ADS (the last sale price for our ADSs on March 21, 2006 as reported on the Nasdaq National Market). The following table illustrates this calculation on a per ordinary share and per ADS basis:

	Per ordinary share		Per ADS
Assumed public offering price	US$	2.62	US$	26.16
Net tangible book value as of December 31, 2005	US$	0.43	US$	4.31
Amount of immediate dilution resulting from this offering	US$	2.19	US$	21.85

Based on the calculation above, there will be immediate dilution of 83.5% resulting from this offering.

There is a substantial disparity between the assumed public offering price of US$26.16 per ADS and the effective cash cost to Golden Meditech, who is an affiliate of one of our directors and who acquired its shares in our company during the past five years, of its investment in our company. Immediately after this offering, Golden Meditech will own approximately 11.0% of our company, for which it will have paid US$3.0 million. By contrast, new investors in this offering will own approximately 14.6% in the aggregate of our company, for which they will have paid a total of US$104.6 million.

Market price information for our ADSs

Our ADSs, each representing ten of our ordinary shares, have been listed on the Nasdaq National Market since August 10, 2005. Our ADSs trade under the symbol “CMED.” The following table sets forth, for the periods indicated, the high and low sales price for our ADSs as reported on the Nasdaq National Market.

	Sale Price
	High	Low
	US$	US$
2005
August (from August 10)	22.40	14.95
September	23.99	18.06
October	27.49	18.69
November	42.60	20.77
December	36.00	30.06

2006
January	44.75	32.00
February	44.93	32.63
March (through March 21)	35.07	25.56

On March 21, 2006, the last sale price for our ADSs as reported by the Nasdaq National Market was US$26.16 per ADS.

Exchange rate information

Our business is primarily conducted in China, and all of our revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using a current exchange rate, for the convenience of the readers.

The following table sets forth, for the periods indicated, information concerning exchange rates between the Renminbi and the U.S. dollar based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the noon buying rates on the last business day of each month during the year.

	Noon buying rate
Period	Period End	Average	Low	High
Year ended December 31,
2001	8.2766	8.2770	8.2676	8.2786
2002	8.2800	8.2772	8.2700	8.2800
2003	8.2767	8.2772	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1936	8.0702	8.2765

Source: Federal Reserve Bank of New York.

The following table sets forth the high and low exchange rates for the periods indicated based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Period	Low	High
Year ended December 31, 2005
September	8.0871	8.0956
October	8.0840	8.0924
November	8.0796	8.0877
December	8.0702	8.0808
Year ending December 31, 2006
January	8.0596	8.0702
February	8.0415	8.0616
March (through March 21)	8.0250	8.0492

Source: Federal Reserve Bank of New York.

The prevailing rate on March 21, 2006 was RMB8.0272 to US$1.00.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Selected consolidated financial data

The following selected consolidated statement of operations data for the three fiscal years ended March 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of March 31, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected unaudited consolidated statement of operations data for the nine months ended December 31, 2004 and 2005 and the selected unaudited consolidated balance sheet data as of December 31, 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. Our consolidated financial statements as of March 31, 2004 and 2005 and for the three fiscal years ended March 31, 2003, 2004 and 2005 have been audited by KPMG and were prepared in accordance with U.S. GAAP. Our selected consolidated statement of operation data for the fiscal year ended March 31, 2002 and our consolidated balance sheet data as of March 31, 2002 and 2003 have been derived from the audited financial statements of YDME Beijing, our deemed predecessor, which are not included in this prospectus. Our selected consolidated statement of operation data for the fiscal year ended March 31, 2001 and our consolidated balance sheet data as of March 31, 2001 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus, but which have been prepared on the same basis as our audited consolidated financial statements. The unaudited interim financial statements reflect all adjustments which are, in the opinion of our management, necessary for a fair statement of the results for the interim periods presented. The historical results presented below are not necessarily indicative of the results that may be expected in any future period.

Statement of operations data:	Year ended March 31,						Nine Months ended December 31,
	2001	2002	2003	2004	2005	2005	2004	2005	2005
	(unaudited) RMB	RMB	RMB	RMB	RMB	US$	RMB	(unaudited) RMB	US$
	(in thousands, except for per share and per ADS data)
Revenues, net(1)	38,903	44,849	63,716	110,750	217,547	26,957	143,317	260,055	32,224
Cost of revenues	(12,974)	(11,504)	(20,627)	(33,983)	(64,579)	(8,002)	(43,008)	(77,039)	(9,546)

Gross profit	25,929	33,345	43,089	76,767	152,968	18,955	100,309	183,016	22,678
Operating expenses:
Research and development	(830)	(1,192)	(1,246)	(2,036)	(2,815)	(349)	(1,669)	(9,296)	(1,152)
Sales and marketing	(1,006)	(2,059)	(1,963)	(2,632)	(4,960)	(615)	(3,245)	(11,289)	(1,399)
General and administrative	(4,001)	(8,805)	(7,235)	(5,619)	(16,644)	(2,062)	(12,009)	(22,314)	(2,765)

Total operating expenses	(5,837)	(12,056)	(10,444)	(10,287)	(24,419)	(3,026)	(16,923)	(42,899)	(5,316)
Operating income	20,092	21,289	32,645	66,480	128,549	15,929	83,386	140,117	17,362
Net interest (expense)/income and other income(2)	(1,332)	(1,884)	(1,803)	14	1,748	216	1,763	10,729	1,329

Income before tax	18,760	19,405	30,842	66,494	130,297	16,145	85,149	150,846	18,691
Income tax expense	—	433	(3,286)	(4,933)	(11,854)	(1,469)	(6,138)	(20,840)	(2,582)

Net income(3)	18,760	19,838	27,556	61,561	118,443	14,676	79,011	130,006	16,109

Earnings per share(3)
Basic	0.39	0.17	0.23	0.31	0.59	0.07	0.40	0.55	0.07
Diluted	0.39	0.17	0.23	0.31	0.59	0.07	0.40	0.55	0.07
Earnings per ADS (unaudited)(4)
Basic	3.90	1.70	2.30	3.10	5.90	0.70	4.00	5.50	0.70
Diluted	3.90	1.70	2.30	3.10	5.90	0.70	4.00	5.50	0.70
Weighted average number of shares outstanding	48,597	120,000	122,411	200,000	200,000	200,000	200,000	238,109	238,109
Weighted average number of ADSs outstanding (unaudited)	4,860	12,000	12,241	20,000	20,000	20,000	20,000	23,811	23,811

(footnotes on following page)

(1)	Revenues, net, include revenue from sales of our products, net of VAT, sales returns, trade discounts and allowances, but include VAT refunds on the sales of self-developed software embedded in our products. VAT refunds for the three fiscal years ended March 31, 2003, 2004 and 2005 were RMB3.6 million, RMB7.1 million and RMB14.7 million (US$1.8 million), respectively. For the nine months ended December 31, 2004 and 2005, VAT refunds were RMB9.7 million and RMB16.3 million (US$2.0 million), respectively.

(2)	Net interest (expense)/income and other income include “interest expense,” “interest income” and “other income” from our consolidated financial statements.

(3)	If YDME Beijing had not been exempted from paying the EIT for the three calendar years ended December 31, 1999, 2000 and 2001 and had not had a reduced EIT rate of 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004, YDME Beijing would have had an EIT rate of 15%. With an EIT rate of 15%, our net income and basic and diluted earnings per share for the following periods would have been as follows:

	Year ended March 31,						Nine Months ended December 31,
	2001	2002	2003	2004	2005	2005	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited, in thousands, except for per share data)
Income tax expense	3,524	3,455	6,166	9,471	17,603	2,181	11,887	20,840	2,582
Net income	15,236	15,950	24,676	57,023	112,694	13,964	73,262	130,006	16,109
Earnings per share:
Basic	0.31	0.13	0.20	0.29	0.56	0.07	0.37	0.55	0.07
Diluted	0.31	0.13	0.20	0.29	0.56	0.07	0.37	0.55	0.07

(4)	Each ADS represents 10 ordinary shares.

	As of March 31,						As of December 31,
Balance sheet data:	2001	2002	2003	2004	2005	2005	2005	2005
	(unaudited)						(unaudited)
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	10,568	1,268	27,371	24,114	14,646	1,815	765,050	94,799
Working capital(1)	2,869	25,334	98,442	52,238	(66,707)	(8,266)	839,952	104,080
Total assets	64,202	86,544	179,810	192,161	457,768	56,723	1,284,820	159,205
Amounts due to related parties (current and non-current)	—	—	520	4,807	102,714	12,727	—	—
Total shareholders’ equity	29,886	49,724	141,312	135,510	253,953	31,468	1,181,147	146,359

(1)	Working capital is current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected consolidated financial data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements, including as a result of those matters set forth under “Risk factors” and elsewhere in this prospectus.

OVERVIEW

We are a China-based medical device company that develops, manufactures and markets in China products using HIFU for the treatment of solid cancers and benign tumors. We commenced operations in July 1999 through YDME Beijing, a limited liability company incorporated in China. We created a holding company structure by incorporating China Medical Technologies, Inc. in the Cayman Islands in July 2004. Through a corporate reorganization, YDME Beijing became our wholly owned subsidiary in January 2005 and the shareholders of YDME Beijing exchanged all of their shares in YDME Beijing for our ordinary shares. YDME Beijing is considered our predecessor under U.S. GAAP as our reorganization was treated as a recapitalization.

We currently have two products and started reporting our financial results in two segments along product lines since our acquisition of the ECLIA technology in August 2004. Our main product, the HIFU therapy system, is an ultrasound-guided acoustic ablation system that is used for the non-invasive treatment of solid tumors. Our second product, the ECLIA system, is an enhanced chemiluminescence immunoassay IVD system that can be used to diagnose and analyze a variety of diseases and conditions, including various thyroid disorders, diabetes, hepatitis disorders related to reproduction and growth, various types of tumors and SARS, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure.

The HIFU therapy system was our only product until September 2004. PUPH commenced research on HIFU medical devices for the treatment of tumors in the early 1990s with funding provided by Beijing Chengxuan Economic and Trade Co., Ltd, or Beijing Chengxuan, a company controlled by Mr. Xiaodong Wu. Mr. Wu is the chairman of our board of directors, our chief executive officer and a significant shareholder of our company. Clinical trials of an early version of the HIFU therapy system commenced in 1998. We acquired our HIFU technology at a price of RMB6.0 million from PUPH and Beijing Chengxuan and commenced the commercial production and distribution of our HIFU therapy system in November 1999. This was shortly after YDME Beijing was co-founded by PUPH and Beijing Chengxuan.

We began marketing and selling our ECLIA system in September 2004. PUPH commenced research on ECLIA technology in the early 1990s with funds provided by Beijing Weixiao, a company controlled by Mr. Wu. Beijing Weixiao began participating in ECLIA technology research in August 2001 and subsequently acquired the ECLIA technology from PUPH in July 2003. We acquired the ECLIA technology from Beijing Weixiao in August 2004. Pursuant to the acquisition agreement, we paid Beijing Weixiao a total purchase price of RMB250.0 million (US$31.0 million) for the ECLIA technology, related inventories and a noncompete commitment, which was paid in five installments from September 2004 to September 2005. This acquisition broadens our product offerings and presented us with a significant opportunity to market our ECLIA system to small- and medium-size hospitals in China. Many of these hospitals currently use less advanced IVD systems because they lack sufficient financial means to purchase other luminescence immunoassay systems available in China, which are mostly automatic and imported. Many of the key research and development personnel who developed the HIFU and ECLIA technologies at PUPH are currently employed by our company.

We market and sell our HIFU therapy system to distributors and sell a small percentage of our HIFU therapy systems directly to hospitals. We market and sell our ECLIA system solely to distributors.

We have limited product offerings and depend entirely on two product lines. In addition, we have a limited operating history for you to use as a basis to evaluate our business. As a result, we are subject to the risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets, such as the medical equipment and supplies market in China. Although we have been profitable since our fiscal year ended March 31, 2000, our business and operations have evolved rapidly and significantly since our inception in July 1999, and we expect such change and evolvement to continue in the future.

PRICING

Distributors in China operate primarily on a for-profit basis, and hospitals in China are expected to use a substantial portion of their revenues to fund their operations. Treatment fees for HIFU tumor therapy are set by provincial governments in China, a factor we consider when pricing our HIFU therapy system. To gain market penetration, we price our HIFU therapy system at levels that we believe offer attractive economic returns to distributors and hospitals, taking into account the prices of competing products in the market. We market and sell our products to distributors at a price that is significantly lower than the price that hospitals pay for our products. We believe that our HIFU therapy system is competitively priced compared to other HIFU tumor therapy devices available in China.

We believe that our ECLIA system is competitively priced to offer attractive economic returns to our distributors. The prices of our reagent kits are significantly lower than those of foreign imports.

The provincial governments in China set the treatment fee rates for HIFU tumor therapy, and they may adjust the fee rates from time to time. If they reduce the fee rates, some hospitals and distributors may be discouraged from purchasing our HIFU therapy system, which would reduce our sales. In that event, we may need to decrease the price of our HIFU therapy system to provide our customers acceptable returns on their purchases. We cannot assure you that our business, financial condition and results of operations will not be adversely affected by any reduction in treatment fees for HIFU tumor therapy in the future.

REVENUES

We currently derive revenues primarily from three sources:

➢	sales of our HIFU therapy system, which currently account for a substantial portion of our revenues;

➢	sales of our ECLIA analyzer, which we expect to increase as a percentage of our revenues; and

➢	sales of our ECLIA reagent kits, which currently generate limited revenue but we expect to grow significantly as more hospitals start using our ECLIA analyzer.

Our net revenues are net of VAT, sales returns, trade discounts and allowances, but include VAT refunds on the sales of self- developed software embedded in our HIFU therapy system and our ECLIA system. See “—Taxes and incentives.”

Revenues from sales represent the invoiced value of goods, net of value added taxes, sales returns, trade discounts and allowances. We recognize revenues at the time our products are accepted by either our distributors or the hospitals designated by these distributors depending on contractual stipulation, which typically occurs within one to two weeks of shipment.

Our revenues, growth and results of operations depend on several factors, including the level of acceptance of our products among doctors, hospitals and patients and our ability to maintain prices for our products at levels that provide favorable margins. The level of acceptance among doctors, hospitals and patients is influenced by the performance and pricing of our products, our ability to educate distributors and the medical community about our products, our relationships with hospitals and major distributors, government reimbursement levels as well as other factors.

Our revenues have fluctuated significantly from quarter to quarter in the past due to the fluctuation in the sales of our HIFU therapy system. Sales of our HIFU therapy system are seasonal, and our third and fourth fiscal quarters, which are the quarters ending December 31 and March 31, respectively, have historically been our strongest. We believe that the relatively stronger performance in our third and fourth fiscal quarters is largely due to the budget cycles of hospitals in China. Hospitals in China typically make their capital expenditure decisions, such as decisions on whether to purchase our HIFU therapy system, between June and December. Our HIFU therapy system is usually shipped to customers between September to March. As our main product, the HIFU therapy system, is sold at a relatively high unit price, the size and timing of individual orders can have a significant effect on our results of operations in any given quarter. We only began to sell our ECLIA system in September 2004. We expect that sales of our ECLIA system will fluctuate to a lesser extent from quarter to quarter compared to sales of our HIFU therapy system.

Our sales have historically been made on the basis of unit-by-unit purchase orders rather than long-term commitments, and we do not have long-term contracts with any of our customers. We expect that in any given period a relatively small, and changing, number of distributors will continue to account for a significant portion of our revenues. For the fiscal year ended March 31, 2005 and the nine months ended December 31, 2005, sales to our top five customers accounted for 66.5% and 69.2%, respectively, of our revenues. In the earlier stage of our development, a significant percentage of the sales of our HIFU therapy systems was generated through our own direct sales. At present, we rely predominantly on sales to distributors rather than our own direct sales. In the three fiscal years ended March 31, 2003, 2004 and 2005 and the nine months ended December 31, 2005, 66.7%, 95.2%, 97.0% and 98.6%, respectively, of our HIFU therapy systems were sold to distributors. As the target end markets for our HIFU therapy system and our ECLIA system are different, we expect our two products to be sold to different groups of distributors. We cannot assure you that any customer will continue to purchase our products at the same levels as in prior years or that our relationship with any of them will continue.

We expect that a substantial portion of our sales will continue to be generated by a relatively small group of distributors that may change from year to year. Such changes are due primarily to the fragmented nature of the medical equipment distribution industry in China. Distributors of our HIFU therapy systems are typically companies that only have the resources to target a limited number of hospitals at a given time. Once they have won orders from targeted hospitals, it takes some time to develop relationships with new hospitals. In addition, we require our distributors to pay us in full within a year of accepting our products, but our distributors may give their hospital customers longer payment terms under various types of sales arrangements, including profit-sharing programs, in order to facilitate their own sales. For example, under profit-sharing programs, distributors install our HIFU therapy system in hospitals for free and, in return, receive a portion of the net profits generated by the system. Such profit-sharing programs require upfront capital commitments from distributors upon their purchase of the HIFU therapy system from us. As a result, these distributors may need time to recover their financial resources to purchase additional products from us.

For sales of our HIFU therapy system, we generally collect 30.0% to 40.0% of the sale price when customers place purchase orders or after the shipment is accepted by either our distributors or the hospitals designated by these distributors, and the balance within one year of acceptance. For sales of ECLIA analyzer, we collect 20.0% to 40.0% of the sale price before delivery or after acceptance and the balance within one year of acceptance. For sales of reagent kits, we do not require down payments, and collect payments three months after acceptance.

COSTS

Cost of revenues

Our cost of revenues primarily consists of material and component costs. It also includes amortization of intangible assets and direct costs incurred in the assembly, installation and service of our products, such as salaries and related personnel expenses and depreciation costs of plant and equipment used for production purposes. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed as cost of revenues when product is sold. Depreciation for the years ended March 31, 2003, 2004 and 2005 and for the nine months ended December 31, 2005 amounted to RMB1.8 million, RMB0.8 million, RMB1.2 million (US$0.1 million) and RMB1.1 million (US$0.1 million), respectively. We produce our reagent kits, and conduct the final product assembly, testing and packaging of our HIFU therapy systems and our ECLIA analyzers, in-house and outsource the production of a majority of our components to third-party suppliers.

As we source a significant portion of our components and raw materials in China, we currently have a relatively low cost base compared to medical technology companies in more developed countries. We expect the costs of components and raw materials in China will increase in the future as a result of further economic development in China. In addition, our focus on new generations and applications of our products may require higher cost components and raw materials. We plan to offset increases in our cost of raw materials and components through more efficient product designs and product assembly enhancements as well as through savings due to economies of scale.

Operating expenses

Our operating expenses primarily consist of research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and development.    Research and development expenses primarily consist of costs associated with the design, development, testing and enhancement of our existing products. These costs consist of expenditures for purchases of supplies, clinical trials, salaries and related personnel expenses, and other relevant costs. Going forward, we expect to increase our research and development expenses, both on an absolute basis and as a percentage of revenue, to develop new applications and improve the product designs of our HIFU therapy system and ECLIA system.

Sales and marketing.    Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. We also include warranty costs, if any, in sales and marketing expenses. Similar to most China-based manufacturers of medical equipment and supplies, our sales are made primarily to distributors. As a result, our sales and marketing expenses as a percentage of revenues are significantly lower than manufacturers of medical equipment and supplies that operate their own marketing and distribution networks and sell directly to hospitals. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially our ECLIA system.

General and administrative.    General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, fees and expenses of our outside advisers, including legal, audit and valuation expenses, expenses associated with our administrative offices and the depreciation of equipment used for administrative purposes. We expect that our general and administrative expenses will increase, both on an absolute basis and as a percentage of revenue, as we hire additional personnel and incur costs related to the anticipated growth of our business.

We adopted our 2005 stock option plan in February 2005. On March 14, 2005, we granted options to acquire 200,000 of our ordinary shares to each of two of our directors under this stock option plan and on August 8, 2005, we granted options to acquire 200,000 of our ordinary shares to each of two additional directors under this stock option plan. We currently account for these options in accordance with APB 25, and its related interpretations, which require us to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount the grantee must pay to acquire the stock. We recognize the compensation expense over the applicable service period of the grantee, which is usually the vesting period. See “—Critical accounting policies—Share-based compensation.”

TAXES AND INCENTIVES

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by us to our shareholders.

Under the current PRC laws, YDME Beijing is subject to EIT and VAT. YDME Beijing has been classified as a high technology company and currently operates in an approved economic-technological development area. As such, it is currently subject to an EIT rate of 15%, compared to a statutory rate of 33% for most companies in China. This classification also exempted YDME Beijing from paying the EIT for the three calendar years ended December 31, 1999, 2000 and 2001 and reduced YDME Beijing’s EIT rate to 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004. YDME Beijing’s EIT rate became 15% after December 31, 2004. For the three fiscal years ended March 31, 2003, 2004 and 2005, YDME Beijing incurred income tax expense of RMB3.3 million, RMB4.9 million and RMB11.9 million (US$1.5 million), respectively. For the nine months ended December 31, 2004 and 2005, income tax expense of YDME Beijing were RMB6.1 million and RMB20.8 million (US$2.6 million), respectively. If YDME Beijing had not had a reduced EIT rate of 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004, it would have had an EIT rate of 15%, and our income tax expense for the three fiscal years ended March 31, 2003, 2004 and 2005 would have been RMB6.2 million, RMB9.5 million, RMB17.6 million (US$2.2 million), respectively, and our income tax expense for the nine months ended December 31, 2004 and 2005 would have been RMB11.9 million and RMB20.8 million (US$2.6 million), respectively.

As a “foreign-invested advanced technology enterprise” certified by the Beijing Commerce Bureau, YDME Beijing is entitled to a reduced EIT rate of 10% for the three calendar years ending December 31, 2005, 2006 and 2007. YDME Beijing obtained approval from the tax authority in February 2006 regarding this reduction in EIT rate. The reduced EIT rate will expire on December 31, 2007, after which the EIT rate of YDME Beijing will return to 15%.

VAT is charged based on the selling price of our products at a general rate of 17%. Our revenues are recorded net of this VAT. However, we are entitled to a 14% refund of VAT on the sales of self-developed software embedded in our HIFU therapy system and our ECLIA system. We recognize the VAT refund as part of our net revenues under U.S. GAAP. For the fiscal year ended March 31, 2005 and the nine months ended December 31, 2005, VAT refunds amounted to RMB14.7 million (US$1.8 million) and RMB16.3 million (US$2.0 million), respectively, which accounted for 6.8% and 6.3%, respectively, of our revenues for the period. See “Risk factors—Risks related to doing business in China—Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.”

CRITICAL ACCOUNTING POLICIES

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future considering available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies involve a greater use of estimates or require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Depreciation and amortization expenses

We depreciate property, plant and equipment and amortize our intangible assets on a straight-line basis over the respective estimated useful lives of these intangible assets, after taking into account their estimated residual values.

An existing patent is amortized over the remaining protective period of the patent as allowed by the relevant regulatory authorities. The patent we acquired as part of our ECLIA acquisition is amortized over its remaining protected period of 17 years.

In determining the estimated useful lives of our unpatented technology in our ECLIA acquisition, we consider the following pertinent factors:

➢	the expected protective period of similar patented technology as allowed by the relevant regulatory authorities;

➢	the planning horizon of our operations taking into account the medical equipment and supply market in China as a whole; and

➢	the economic lives and history of other similar diagnostic technologies currently used by hospitals in the world.

As a result, we have estimated the useful life of the unpatented technology we acquired as part of our ECLIA acquisition to be 20 years.

The estimated useful life of the noncompete commitment we acquired in our ECLIA acquisition is based on the period of time during which the noncompete commitment is expected to be of value to us, which we consider to be the estimated time required for Beijing Weixiao to develop a similar technology and the length of the impact if Beijing Weixiao were to develop the technology and to compete with us. As a result, we have estimated the useful life of the noncompete commitment to be 10 years.

We review the estimated useful lives and estimated residual values of our assets regularly in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We determine the estimated useful lives for property, plant and equipment based on our historical usage experience with similar assets and taking into account anticipated technological changes.

We adjust the depreciation and amortization expenses for future periods if there are significant changes from previous estimates. For the periods presented, no significant changes in estimated useful lives or depreciation/amortization expenses occurred.

Recoverability of long-lived assets

We review periodically the carrying amounts of our long-lived assets to be held and used, including property, plant and equipment and intangible assets in order to assess whether the recoverable amounts, based on expected undiscounted net cash flows, have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, we reduce the carrying amount to the estimated fair value and record the difference as an impairment loss, which is charged against earnings. We determine estimated fair value using expected future cash flows generated by the assets and such future cash flows are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the periods presented, we have not been required to recognize any impairment losses in our consolidated financial statements.

Collectibility of our accounts receivable

We evaluate the collectibility of our accounts receivable based on the aging of account balances, collection history, credit quality of the customer and current economic conditions that may affect a customer’s ability to pay.

We currently do no recognize an allowance for doubtful accounts in our consolidated financial statements because of our past collection experience. However, we have been dependent on a small number of distributors for a significant portion of our revenues. If a major customer’s financial condition deteriorates, or if our customer default rates become higher than historical levels, our estimates of the recoverability of amounts due to us could change, and an allowances could be required, which could have a material adverse effect on our results of operations.

Warranty obligations

Each of our HIFU therapy systems and ECLIA analyzers are typically sold with a 12-month unlimited warranty against technical defects, the term of which begins upon acceptance of the product by the customer. Costs for warranty claims are recorded as sales and marketing expenses when such claims are made. Based on the limited number of warranty claims in the past for our HIFU therapy system and the relatively low historical repair costs, we do not generally accrue any liability for potential warranty costs at the time of sale. However, if we begin to experience an increase in the frequency of claims or the amount of repair costs to cover our warranty obligations, we will begin to provide for such warranty costs at the time of product sale. If we had incurred a warranty claim rate of 1% of our net revenues, our estimated warranty costs for the three fiscal years ended March 31, 2003, 2004 and 2005 and for the nine months ended December 31, 2005 would have been approximately RMB0.6 million, RMB1.1 million, RMB2.2 million (US$0.3 million) and RMB2.6 million (US$0.3 million), respectively. Our customers do not have a right of return with respect to products purchased from us.

Share-based compensation

We have elected to follow the intrinsic value-based method prescribed by APB 25 and its related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, “Accounting for Stock-Based Compensation,” or SFAS 123. Under APB 25, we record deferred share-based compensation expense if the estimated fair value of the ordinary shares underlying the stock option exceeds the exercise price at the date of grant or other measurement date, if applicable. During the fiscal year ended March 31, 2005, we granted stock options to two of our directors to purchase 400,000 of our ordinary shares with an exercise price of US$1.36 per share. Subsequently, we reassessed the fair value of our ordinary shares based on the estimated range of the initial public offering price and determined that we granted those options at exercise prices that were below the reassessed fair value of our ordinary shares on the date of grant. Accordingly, share-based compensation expense of RMB463,000 (US$57,000) was recorded during the fiscal year ended March 31, 2005, which represents the difference between the exercise price of US$1.36 per share and the estimated fair value of US$1.50 per share, being the midpoint of the range of the initial public offering price, in respect of 400,000 ordinary shares issuable under the options granted on March 14, 2005. Deferred share-based compensation expenses will be amortized on a straight-line basis over the two-year vesting period. Amortization of this share-based compensation through March 31, 2005 was inconsequential.

We comply with the disclosure requirements of SFAS 123 and SFAS 148, which require that we disclose our pro forma net income or loss and net income or loss per ordinary share as if we had expensed the fair value of the stock options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 4(k) to our consolidated financial statements as of March 31, 2004 and 2005 and for each of the fiscal years ended March 31, 2003, 2004 and 2005 included elsewhere in this prospectus. The fair value of the stock options granted to our directors is based on management’s estimates using the Black-Scholes option pricing model. These fair value estimates are based on a number of variables, including the estimated fair value of our ordinary shares at the time of the grant, which are subject to changes over the lives of the instruments.

In December 2004, the FASB issued SFAS 123R, which is a revision to SFAS 123 and which supersedes APB 25 and SFAS 148. SFAS 123R requires that the estimated fair value resulting from all share-based payment transactions be recognized in the financial statements. If we had estimated the fair value of the options on the date of grant in our financial statements, and amortized this estimated fair value over the vesting period of the options, our net income would have decreased during the fiscal year ended March 31, 2005. Under SEC rules, a company may elect to adopt the provisions of SFAS 123R at the beginning of its first fiscal year beginning after June 15, 2005. Consequently, we have elected to defer the adoption of SFAS 123R until April 1, 2006. Based on options granted to date, we expect to recognize amortization of share-based compensation expenses of RMB698,000 (US$86,000) and nil in the fiscal years ending March 31, 2007 and 2008, respectively, upon the adoption of SFAS 123R. The estimated impact of the adoption of SFAS 123R as of April 1, 2006 is based on current assumptions regarding stock options currently issued and outstanding. Subsequent issuances of share-based payment will result in additional expenses in future periods. The pro forma results disclosed in note 4(k) to our consolidated financial statements as of March 31, 2004 and 2005 and for each of the fiscal years ended March 31, 2003, 2004 and 2005 included elsewhere in this prospectus are not necessarily indicative of what the impact of SFAS 123R on our consolidated financial statements will be upon adoption.

OUR SELECTED QUARTERLY RESULTS OF OPERATIONS

We believe comparisons of our most recent fiscal quarters, which we have included below, provide useful information for investors regarding our results of operations and illustrate the recent trends in our business and operations. This is particularly so since the majority of our operating activity and growth has occurred during our most recent fiscal quarters. However, you should not rely on these quarter-to-quarter comparisons of our historical results to predict our future performance. There are many factors, including those discussed under “Risk factors,” that could have a material adverse effect on our business and operating results. In the future, we may not publicly report or otherwise provide comparisons of financial information for sequential quarters if we determine that it is no longer meaningful for investors for purposes of understanding our business.

The following table presents our unaudited selected quarterly results of operations for the eight quarters ended December 31, 2005. You should read the following table in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as our audited consolidated financial statements. The unaudited financial information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or for any full year.

	Three months ended
Statement of operations data	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(unaudited, RMB in thousands)
Revenues, net(1)	44,139	26,464	48,456	68,397	74,230	61,452	88,088	110,515
Cost of revenues	(12,626)	(8,087)	(14,312)	(20,609)	(21,571)	(17,750)	(26,569)	(32,720)

Total gross profit	31,513	18,377	34,144	47,788	52,659	43,702	61,519	77,795
Operating expenses:
Research and development	(432)	(568)	(462)	(639)	(1,146)	(982)	(1,668)	(6,646)
Sales and marketing	(1,244)	(1,052)	(934)	(1,259)	(1,715)	(3,388)	(3,916)	(3,985)
General and administrative	(1,740)	(3,561)	(4,005)	(4,443)	(4,635)	(4,197)	(6,899)	(11,218)

Total operating expenses	(3,416)	(5,181)	(5,401)	(6,341)	(7,496)	(8,567)	(12,483)	(21,849)
Operating income	28,097	13,196	28,743	41,447	45,163	35,135	49,036	55,946
Net interest (expense)/income and other income(2)	23	114	41	1,608	(15)	60	1,082	9,587

Income before tax	28,120	13,310	28,784	43,055	45,148	35,195	50,118	65,533
Income tax expense(3)	(2,072)	(1,022)	(2,200)	(2,916)	(5,716)	(4,990)	(7,210)	(8,640)

Net income(3)	26,048	12,288	26,584	40,139	39,432	30,205	42,908	56,893

(1)	Revenues, net, include revenues from sales of our products, net of VAT, sales returns, trade discounts and allowances, but include VAT refunds on the sales of self-developed software embedded in our products. VAT refunds for the three fiscal years ended March 31, 2003, 2004 and 2005 were RMB3.6 million, RMB7.1 million and RMB14.7 million (US$1.8 million), respectively. For the nine months ended December 31, 2004 and 2005, VAT refunds were RMB9.7 million and RMB16.3 million (US$2.0 million), respectively.

(2)	Net interest (expense)/income and other income include “interest expense,” “interest income” and “other income” from our consolidated financial statements.

(3)	If our subsidiary YDME Beijing had not had a reduced EIT rate of 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004, it would have had an EIT rate of 15%, and our income tax expense and net income for the following periods would have been as follows:

	Three months ended
Statement of operations data	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(unaudited, RMB in thousands)
Income tax expense	4,030	1,924	4,234	5,729	5,716	4,990	7,210	8,640
Net income	24,090	11,385	24,550	37,327	39,432	30,205	42,908	56,893
Earnings per share:
Basic	0.13	0.06	0.13	0.20	0.20	0.15	0.18	0.21
Diluted	0.13	0.06	0.13	0.20	0.20	0.15	0.18	0.21

Results of operations

The following table sets forth a summary of our statements of operations as a percentage of revenues for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for our fiscal year ending March 31, 2006 or any other future period.

	Year ended March 31,						Nine months ended December 31,
	2003		2004		2005		2004		2005
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
	(in thousands, except percentages)
Revenues, net(1)	63,716	100.0%	110,750	100.0%	217,547	100.0%	143,317	100.0%	260,055	100.0%
Cost of revenues	(20,627)	(32.4)	(33,983)	(30.7)	(64,579)	(29.7)	(43,008)	(30.0)	(77,039)	(29.6)

Total gross profit	43,089	67.6	76,767	69.3	152,968	70.3	100,309	70.0	183,016	70.4
Operating expenses:
Research and development	(1,246)	(2.0)	(2,036)	(1.8)	(2,815)	(1.3)	(1,669)	(1.2)	(9,296)	(3.6)
Sales and marketing	(1,963)	(3.0)	(2,632)	(2.4)	(4,960)	(2.3)	(3,245)	(2.3)	(11,289)	(4.3)
General and administrative	(7,235)	(11.4)	(5,619)	(5.1)	(16,644)	(7.6)	(12,009)	(8.3)	(22,314)	(8.6)

Total operating expenses	(10,444)	(16.4)	(10,287)	(9.3)	(24,419)	(11.2)	(16,923)	(11.8)	(42,899)	(16.5)
Operating income	32,645	51.2	66,480	60.0	128,549	59.1	83,386	58.2	140,117	53.9
Net interest (expense)/income and other income(2)	(1,803)	(2.8)	14	0.0	1,748	0.8	1,763	1.2	10,729	4.1

Income before tax	30,842	48.4	66,494	60.0	130,297	59.9	85,149	59.4	150,846	58.0
Income tax expense	(3,286)	(5.2)	(4,933)	(4.4)	(11,854)	(5.4)	(6,138)	(4.3)	(20,840)	(8.0)

Net income	27,556	43.2%	61,561	55.6%	118,443	54.5%	79,011	55.1%	130,006	50.0%

(1)	Revenues, net, include revenues from sales of our products, net of VAT, sales returns, trade discounts and allowances, but include VAT refunds on the sales of self-developed software embedded in our products.

(2)	Net interest (expense)/income and other income include “interest expense,” “interest income” and “other income” from our consolidated financial statements included elsewhere in this prospectus.

Comparison of the nine months ended December 31, 2005 and December 31, 2004

Revenues, net.    Our revenues are divided between two operating segments, HIFU therapy system sales and ECLIA system sales. HIFU therapy system sales and ECLIA system sales accounted for 66.5% and 33.5%, respectively, of our sales for the nine months ended December 31, 2005 and 85.3% and 14.7%, respectively, for the nine months ended December 31, 2004. We expect ECLIA sales, including sales of ECLIA analyzer and reagent kits, to grow at a higher rate than that of our HIFU therapy sales. See “Revenues.”

Our revenues increased 81.5% to RMB260.1 million (US$32.2 million) for the nine months ended December 31, 2005 from RMB143.3 million for the nine months ended December 31, 2004. This increase was due primarily to the increase in sales of both our HIFU therapy system and our ECLIA system. Revenues from sales of our HIFU therapy system increased by 41.6% to RMB173.0 million (US$21.4 million) for the nine months ended December 31, 2005 from RMB122.2 million for the nine months ended December 31, 2004. Sales of our HIFU therapy system increased to 62 units for the nine months ended December 31, 2005 from 45 units for the nine months ended December 31, 2004. This increase was attributable to the increased market penetration of our HIFU therapy system as it gains acceptance in the medical community and with patients. Revenues from sales of our ECLIA system increased significantly to RMB87.0 million (US$10.8 million) for the nine months ended December 31, 2005 from RMB21.1 million for the nine months ended December 31, 2004. Sales of our ECLIA system increased significantly compared to the same period in 2004 due primarily to the fact that we only began selling our ECLIA system in September 2004, and due in part to increased sales and marketing efforts. Our revenue increase was also due in part to a significant increase in VAT refunds, which we recognize as part of our net revenues. Our VAT refunds increased to RMB16.3 million (US$2.0 million) for the nine months ended December 31, 2005 from RMB9.7 million for the nine months ended December 31, 2004, as a result of the increase in sales of our self-developed software embedded in our HIFU therapy system and ECLIA system.

Cost of revenues and gross margin.    Our cost of revenues increased 79.1% to RMB77.0 million (US$9.5 million) for the nine months ended December 31, 2005 from RMB43.0 million for the nine months ended December 31, 2004. This increase resulted primarily from a 72.7% increase in our expenditures on raw materials and components to RMB62.0 million (US$7.7 million) for the nine months ended December 31, 2005 from RMB35.9 million for the nine months ended December 31, 2004. The increase in the purchase of raw materials and components was due primarily to our increased sales.

Our gross margin remained relatively unchanged at 70.4% for the nine months ended December 31, 2005 compared to 70.0% for the nine months ended December 31, 2004.

Operating expenses.    Our operating expenses increased 153.8% to RMB42.9 million (US$5.3 million) for the nine months ended December 31, 2005 from RMB16.9 million for the nine months ended December 31, 2004. This increase was due to significant increases in our general and administrative expenses, our sales and marketing expenses and our research and development expenses. Our operating expenses as a percentage of revenues was 16.5% for the nine months ended December 31, 2005 as compared to 11.8% for the nine months ended December 31, 2004.

Our research and development expenses increased significantly to RMB9.3 million (US$1.2 million) for the nine months ended December 31, 2005 from RMB1.7 million for the nine months ended December 31, 2004. This increase was primarily due to increased headcount in our research and development department as well as our efforts to develop new products. Our research and development expenses as a percentage of revenues increased to 3.6% for the nine months ended December 31, 2005 from 1.2% for the nine months ended December 31, 2004.

Our sales and marketing expenses increased 253.1% to RMB11.3 million (US$1.4 million) for the nine months ended December 31, 2005 from RMB3.2 million for the nine months ended December 31, 2004. This increase was due primarily to increased promotional activities, increased headcount and the increase in sales of our HIFU therapy system and ECLIA system, which increased expenditure on our customer support functions. In addition, we increased expenditure on our sales and marketing efforts during this period to further promote our ECLIA system. Our sales and marketing expenses as a percentage of revenues increased to 4.3% for the nine months ended December 31, 2005 from 2.3% for the nine months ended December 31, 2004.

Our general and administrative expenses increased 85.8% to RMB22.3 million (US$2.8 million) for the nine months ended December 31, 2005 from RMB12.0 million for the nine months ended December 31, 2004. This increase was due primarily to increased headcount, increased costs associated with being a public company and an increase in our contribution to the staff bonus and welfare fund, which is calculated based on a certain percentage of our net income, as a result of the increase in our net income in the nine months ended December 31, 2005. Our general and administrative expenses as a percentage of revenues increased to 8.6% for the nine months ended December 31, 2005 from 8.3% for the nine months ended December 31, 2004.

Net interest income and other income.    Our net interest and other income increased to RMB10.7 million (US$1.3 million) for the nine months ended December 31, 2005, from RMB1.8 million for the nine months ended December 31, 2004. This increase was primarily due to an increase in interest income generated from the net proceeds received from our initial public offering in August 2005 as well as an increase in other income generated from non-refundable grants received from the PRC in recognition of the development of our advanced HIFU therapy systems.

Income tax expense.    Our effective tax rate was 13.8% for the nine months ended December 31, 2005, compared to 7.2% for the nine months ended December 31, 2004. This increase was due primarily to the expiry of our income tax concession on December 31, 2004, which led to an increase in our PRC income tax rate to 15% beginning on January 1, 2005 compared to 7.5% in 2004.

Net income.    Net income increased by 64.5% to RMB130.0 million (US$16.1 million) for the nine months ended December 31, 2005, from RMB79.0 million for the nine months ended December 31, 2004, as a result of the cumulative effect of the above factors.

Comparison of the fiscal years ended March 31, 2005 and March 31, 2004

Revenues, net.    Beginning in the fiscal year ended March 31, 2005, our revenues were divided between two operating segments—HIFU therapy system sales and ECLIA system sales. HIFU therapy system sales and ECLIA system sales accounted for 81.5% and 18.5% of our sales, respectively, for the year ended March 31, 2005 and 100.0% and 0%, respectively, for the year ended March 31, 2004. We expect ECLIA sales, including sales of ECLIA analyzer and reagent kits, to grow at a higher rate than that of our HIFU therapy sales. See “—Revenues.”

Our revenues increased 96.3% to RMB217.5 million (US$27.0 million) for the fiscal year ended March 31, 2005, from RMB110.8 million for the fiscal year ended March 31, 2004. This increase was due primarily to a significant increase in revenues generated from the sale of our HIFU therapy system and, to a lesser extent, the introduction of our ECLIA system to the market during the fiscal year ended March 31, 2005. Revenues from sales of our HIFU therapy system increased by 60.0% from RMB110.8 million for the fiscal year ended March 31, 2004 to RMB177.3 million (US$22.0 million) for the fiscal year ended March 31, 2005. Sales of our HIFU therapy system increased to 65 units for the fiscal year ended March 31, 2005 from 42 units for the fiscal year ended March 31, 2004. We believe that the increase in the HIFU therapy system sales volume resulted from the increased awareness and acceptance of our HIFU therapy system in the medical community and among patients. We sold HIFU therapy systems to a number of new customers for the fiscal year ended March 31, 2005. Sales to our largest customer for the fiscal year ended March 31, 2005, Beijing Wei Jian Da Medical Technology Co. Ltd., amounted to RMB51.3 million (US$6.4 million), or 23.6% of our net revenues during that period while sales to our largest customer for the fiscal year ended March 31, 2004, Beijing Jia Xing Fang Zhou Trade Co., Ltd., or Jia Xing Fang Zhou, amounted to RMB25.6 million, or 23.1% of our net revenue for that fiscal year. Jia Xing Fang Zhou and one of our other largest customers for the fiscal year ended March 31, 2004, Shanghai Yi Li System Technology Co., Ltd., did not purchase additional products from us in the fiscal year ended March 31, 2005; as they purchased our HIFU therapy systems to operate profit-sharing programs, we believe they would need time to recover sufficient financial resources to purchase additional products from us. See “—Revenues.” In addition, these two customers may not have enough additional experienced operating staff to manage additional profit-sharing programs. Our other top customers for the fiscal year ended March 31, 2004 remained as our top customers for the fiscal year ended March 31, 2005. These customers purchased our HIFU therapy systems either to resell or to operate profit-sharing programs. The increase was also attributable to the commencement of commercial sales of our ECLIA system in September 2004, which amounted to RMB40.3 million (US$5.0 million) and accounted for 18.5% of our net revenues for the fiscal year ended March 31, 2005. Our revenue increase was also due in part to a significant increase in VAT refunds, which we recognize as part of our net revenues, to RMB14.7 million (US$1.8 million) for the fiscal year ended March 31, 2005 from RMB7.1 million for the fiscal year ended March 31, 2004, as a result of the increase in the sales of our self-developed software embedded in our HIFU therapy system and ECLIA system.

Cost of revenues and gross margin.    Our cost of revenues increased 90.0% to RMB64.6 million (US$8.0 million) for the fiscal year ended March 31, 2005, from RMB34.0 million for the fiscal year ended

March 31, 2004. This increase resulted primarily from a 65.6% increase in our expenditures on raw materials and components to RMB53.0 million (US$6.5 million) for the fiscal year ended March 31, 2005, from RMB32.0 million for the fiscal year ended March 31, 2004. The increase in the purchase of raw materials and components was due primarily to a significant increase in the number of HIFU therapy systems we sold as well as our sales of ECLIA systems for the fiscal year ended March 31, 2005.

Our gross margin increased slightly to 70.3% for the fiscal year ended March 31, 2005 from 69.3% for the fiscal year ended March 31, 2004. The increase was due primarily to the increase in economies of scale of our operations. As we increased the number of HIFU therapy systems we sold, the depreciation cost of plant and equipment and salaries expense for our production personnel on a per unit basis decreased. At the same time, we were also able to purchase raw materials and components at a lower unit cost. However, we cannot assure you that we will be able to maintain or improve our gross margin in any future period.

Operating expenses.    Our operating expenses increased significantly to RMB24.4 million (US$3.0 million) for the fiscal year ended March 31, 2005, from RMB10.3 million for the fiscal year ended March 31, 2004. This increase was due primarily to significant increases in our general and administrative and sales and marketing expenses, and to a lesser degree, an increase in our research and development expenses. Our operating expenses as a percentage of revenues increased to 11.2% for the fiscal year ended March 31, 2005 from 9.3% for the fiscal year ended March 31, 2004.

Our research and development expenses increased by 38.3% to RMB2.8 million (US$0.3 million) for the fiscal year ended March 31, 2005, from RMB2.0 million for the fiscal year ended March 31, 2004. The principal reason for this increase was our increased expenditure related to research and development of our ECLIA system. Our research and development expenses as a percentage of revenues decreased to 1.3% for the fiscal year ended March 31, 2005 from 1.8% for the fiscal year ended March 31, 2004.

Our sales and marketing expenses increased significantly to RMB5.0 million (US$0.6 million) for the fiscal year ended March 31, 2005, from RMB2.6 million for the fiscal year ended March 31, 2004. This increase was due primarily to increased traveling costs associated with product promotion activities. Our sales and marketing expenses as a percentage of revenues decreased slightly to 2.3% for the fiscal year ended March 31, 2005 from 2.4% for the fiscal year ended March 31, 2004.

Our general and administrative expenses increased significantly to RMB16.6 million (US$2.1 million) for the fiscal year ended March 31, 2005, from RMB5.6 million for the fiscal year ended March 31, 2004. This increase was due primarily to a financial advisory fee in the amount of RMB6.2 million (US$0.8 million) incurred in connection with the reorganization of YDME Beijing in preparation for our initial public offering in August 2005. The increase was also attributable to the increase in our staff bonus and welfare fund and the increase in the depreciation expense arising from the purchase of a building in March 2004. Our general and administrative expenses as a percentage of revenues increased to 7.6% for the fiscal year ended March 31, 2005 from 5.1% for the fiscal year ended March 31, 2004.

Net interest income and other income.    Our net interest income increased significantly to RMB0.2 million (US$24,039) for the fiscal year ended March 31, 2005, from RMB14,000 for the fiscal year ended March 31, 2004, which was due primarily to the repayment of a bank loan in the fiscal year ended March 31, 2004. We generated other income amounting to RMB1.6 million (US$0.2 million) for the fiscal year ended March 31, 2005 because YDME Beijing, as a new high technology company, received a non-refundable grant from the PRC government authority.

Income tax expense.    Our effective tax rate for the fiscal year ended March 31, 2005 was 9.1%, compared to 7.4% for the fiscal year ended March 31, 2004. The increase was due primarily to the expiry of the income tax concession on December 31, 2004, which led to an increase in our PRC income tax rate to 15% on January 1, 2005 from 7.5% in 2004.

Net income.    Net income increased significantly to RMB118.4 million (US$14.7 million) for the fiscal year ended March 31, 2005, from RMB61.6 million for the fiscal year ended March 31, 2004, as a result of the cumulative effect of the above factors.

Comparison of the fiscal years ended March 31, 2004 and March 31, 2003

Revenues, net.    Our revenues increased by 73.9% to RMB110.8 million for the fiscal year ended March 31, 2004, from RMB63.7 million for the fiscal year ended March 31, 2003. This increase was due primarily to a significant increase in HIFU therapy system sales volume and a slight increase in the average selling price of our HIFU therapy system. Sales of our HIFU therapy system increased to 42 units for the fiscal year ended March 31, 2004 from 24 units for the fiscal year ended March 31, 2003. We believe that the increase in HIFU therapy system sales volume for the fiscal year ended March 31, 2004 was primarily caused by the increased awareness and acceptance of our HIFU therapy system in the medical community and among patients. Sales to our largest customer for the fiscal year ended March 31, 2004, Jia Xing Fang Zhou, amounted to RMB25.6 million, or 23.1% of our net revenue for that fiscal year while sales to our largest customer for the fiscal year ended March 31, 2003, Changzhou Zhong Heng Commerce Co., Ltd., or Zhong Heng Commerce, amounted to RMB25.6 million, or 40.2% of our net revenue for that fiscal year. Zhong Heng Commerce did not purchase additional products from us in the fiscal year ended March 31, 2004 because it purchased our HIFU therapy systems to operate profit-sharing programs, which we believe required time for it to recover its financial resources to purchase additional products from us. See “—Revenues.” Our other top customer for the fiscal year ended March 31, 2003 continued to be one of our largest customers for the fiscal year ended March 31, 2004. The increase in the average selling price of our HIFU therapy system was due primarily to an increase in the percentage of sales of our higher priced second-generation HIFU therapy system. Our revenue increase was also due in part to a 97.2% increase in our revenues from VAT refunds to RMB7.1 million for the fiscal year ended March 31, 2004, from RMB3.6 million for the fiscal year ended March 31, 2003 as a result of the increase in the sales of self-developed software embedded in our HIFU therapy system.

Cost of revenues and gross margin.    Our cost of revenues increased by 64.8% to RMB34.0 million for the fiscal year ended March 31, 2004, from RMB20.6 million for the fiscal year ended March 31, 2003. This increase resulted primarily from a 79.8% increase in our expenditure on raw materials and components to RMB32.0 million for the fiscal year ended March 31, 2004, from RMB17.8 million for the fiscal year ended March 31, 2003. The increase in the purchases of raw materials and components was due primarily to a 75.0% increase in the number of HIFU therapy systems we sold for the fiscal year ended March 31, 2004.

Our gross margin increased to 69.3% for the fiscal year ended March 31, 2004 from 67.6% for the fiscal year ended March 31, 2003. The increase was due primarily to the increase in economies of scale of our operations.

Operating expenses.    Our operating expenses decreased by 1.5% to RMB10.3 million for the fiscal year ended March 31, 2004, from RMB10.4 million for the fiscal year ended March 31, 2003. This decrease was due primarily to decreases in our general and administrative expenses, partially offset by increased research and development and sales and marketing expenses. Our operating expenses as a percentage of revenues also decreased to 9.3% for the fiscal year ended March 31, 2004 from 16.4% for the fiscal year ended March 31, 2003.

Our research and development expenses increased by 63.4% to RMB2.0 million for the fiscal year ended March 31, 2004, from RMB1.2 million for the fiscal year ended March 31, 2003. The principal reason for this increase was our increased expenditure related to the development and commercialization of the non-invasive temperature detecting technology for our third-generation HIFU therapy system. Our research and development expenses as a percentage of revenues decreased to 1.8% for the fiscal year ended March 31, 2004 from 2.0% for the fiscal year ended March 31, 2003.

Our sales and marketing expenses increased by 34.1% to RMB2.6 million for the fiscal year ended March 31, 2004, from RMB2.0 million for the fiscal year ended March 31, 2003. This increase was due primarily to increased salary and benefit expenses for our sales and marketing staff as a result of increased headcount and increased traveling costs associated with product promotion activities. Our sales and marketing expenses as a percentage of revenues decreased to 2.4% for the fiscal year ended March 31, 2004 from 3.0% for the fiscal year ended March 31, 2003.

Our general and administrative expenses decreased by 22.3% to RMB5.6 million for the fiscal year ended March 31, 2004, from RMB7.2 million for the fiscal year ended March 31, 2003. This decrease was mainly because, based on our estimated usage, our subsidiary YDME Beijing decreased the staff welfare fund appropriation rate from 10% to 5% of our after-tax profit based on PRC accounting standards for the fiscal year ended March 31, 2004. The staff welfare fund is treated as expenses as incurred under U.S. GAAP. Under PRC laws and regulations, our subsidiary YDME Beijing has the discretion to decide the percentage of its after-tax profit based on PRC accounting standards to be allocated to the staff welfare fund, which is used to provide ancillary benefits for employees. We do not believe that the change in the appropriation rate will have a material effect on our future operation. Our general and administrative expenses as a percentage of revenues decreased to 5.1% for the fiscal year ended March 31, 2004 from 11.4% for the fiscal year ended March 31, 2003.

Net interest (expense)/income.    We generated net interest income from bank deposits of RMB14,000 for the fiscal year ended March 31, 2004, compared to net interest expenses of RMB1.8 million for the fiscal year ended March 31, 2003. This change was due primarily to the repayment of our RMB30.0 million short-term loan in May 2003.

Income tax expense.    Our effective tax rate for the fiscal year ended March 31, 2004 was 7.4%, compared to 10.7% for the fiscal year ended March 31, 2003.

Net income.    Net income increased significantly to RMB61.6 million for the fiscal year ended March 31, 2004, from RMB27.6 million for the fiscal year ended March 31, 2003, as a result of the cumulative effect of the above factors.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended March 31,				Nine months ended December 31,
	2003	2004	2005	2005	2004	2005	2005
						(unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	20,217	67,594	144,771	17,939	87,417	90,618	11,228
Net cash used in investing activities	(58,454)	(4,001)	(127,667)	(15,819)	(71,554)	(135,009)	(16,729)
Net cash provided by (used in) financing activities	64,340	(66,850)	(26,572)	(3,293)	(26,537)	794,818	98,488
Net increase (decrease) in cash and cash equivalents	26,103	(3,257)	(9,468)	(1,173)	(10,674)	750,404	92,984
Cash and cash equivalents at beginning of period	1,268	27,371	24,114	2,988	24,114	14,646	1,815
Cash and cash equivalents at end of period	27,371	24,114	14,646	1,815	13,440	765,050	94,799

To date, we have financed our operations primarily through cash generated by our operating activities, the private placement of our ordinary shares in March 2003 and our initial public offering in August

2005. Our principal uses of cash during the nine months ended December 31, 2005 were for our working capital requirements and payment of RMB100.0 million (US$12.4 million) to Beijing Weixiao in relation to our acquisition of the ECLIA technology. We received net proceeds (after deducting underwriting discounts and commissions and other expenses) of approximately US$98.7 million from our initial public offering in August 2005. As of December 31, 2005, US$12.4 million of the net offering proceeds from our initial public offering had been applied towards the payment for the acquisition of the ECLIA technology, the purchase of additional production equipment and the expansion of our production facility. Our principal uses of cash for the fiscal year ended March 31, 2005 were for our working capital requirements, payments in connection with our ECLIA acquisition and dividend payments to our shareholders. Our principal uses of cash in the fiscal year ended March 31, 2004, were for our working capital requirements, the repayments for the principal amount of a short-term bank loan and dividend payments to our shareholders. Our principal uses of cash in the fiscal year ended March 31, 2003, were for our working capital requirements and the purchase of a building that is currently used as our offices, manufacturing facilities and research and development center. Our external financing in the past consisted primarily of a short-term borrowing of RMB30.0 million we made in June 2000, a private placement of our ordinary shares to GE and Golden Meditech in March 2003, the proceeds of which were used to pay off our short-term loan of RMB30.0 million in May 2003, and our initial public offering in August 2005. As of March 31, 2005 and December 31, 2005, we had RMB14.6 million (US$1.8 million) and RMB765.1 million (US$94.8 million) in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and bank balances which are primarily held in RMB denominated accounts with banks in China.

Operating activities

Net cash provided by operating activities was RMB90.6 million (US$11.2 million) for the nine months ended December 31, 2005, compared to net cash provided by operating activities of RMB87.4 million for the nine months ended December 31, 2004. Net cash provided by operating activities for the nine months ended December 31, 2005, consisted primarily of net cash provided by sales of our HIFU therapy system and ECLIA system. Net cash provided by operating activities for the nine months ended December 31, 2004 consisted primarily of net cash provided by sales of our HIFU therapy system.

Net cash provided by operating activities increased to RMB144.8 million (US$17.9 million) for the fiscal year ended March 31, 2005, from RMB67.6 million for the fiscal year ended March 31, 2004. This increase was due primarily to a significant increase in the amount of cash provided by sales of our HIFU therapy system and the commencement of sales of our ECLIA system since September 2004.

Net cash provided by operating activities increased to RMB67.6 million for the fiscal year ended March 31, 2004, from RMB20.2 million for the fiscal year ended March 31, 2003. This increase was due primarily to a significant increase in the amount of cash provided by sales of our HIFU therapy system to RMB61.2 million for the fiscal year ended March 31, 2004 from RMB27.6 million for the fiscal year ended March 31, 2003.

Investing Activities

Net cash used in investing activities was RMB135.0 million (US$16.7 million) for the nine months ended December 31, 2005, compared to net cash used in investing activities of RMB71.6 million for the nine months ended December 31, 2004. Net cash used in investing activities for the nine months ended December 31, 2005 consisted primarily of the payment of RMB100.0 million (US$12.4 million) to Beijing Weixiao in relation to our acquisition of the ECLIA technology. Net cash used in investing activities for the nine months ended December 31, 2004 consisted primarily of our payment of RMB80.0 million in September 2004 in connection with our acquisition of our ECLIA technology, partially offset by proceeds from an early withdrawal of time deposits.

Net cash used in investing activities was RMB127.7 million (US$15.8 million) for the fiscal year ended March 31, 2005, compared to net cash used in investing activities of RMB4.0 million for the fiscal year ended March 31, 2004. Net cash used in investing activities for the fiscal year ended March 31, 2005 consisted primarily of our payment of RMB148.4 million (US$18.4 million) in connection with our ECLIA acquisition, partially offset by proceeds from an early withdrawal of time deposits. As a result of this acquisition, our net intangible assets amounted to RMB239.7 million (US$29.7 million) and amounts due to related parties amounted to RMB102.7 million (US$12.7 million) as of March 31, 2005.

Net cash used in investing activities decreased to RMB4.0 million for the fiscal year ended March 31, 2004, from RMB58.5 million for the fiscal year ended March 31, 2003, because we made a prepayment to Beijing Weixiao, our affiliated company, of RMB60.0 million in March 2003 for the purchase of an office building and manufacturing facilities, whereas we did not engage in significant investing activities in 2004. This prepayment also accounted for the increase in net cash used in investing activities from RMB22.8 million for the fiscal year ended March 31, 2002 to RMB58.5 million for the fiscal year ended March 31, 2003. See “Related party transactions—Transactions with Beijing Weixiao.”

Financing Activities

Net cash provided by financing activities was RMB794.8 million (US$98.5 million) for the nine months ended December 31, 2005 compared to net cash used in financing activities of RMB26.5 million for the nine months ended December 31, 2004. This increase was primarily due to the net proceeds of US$98.7 million we received from our initial public offering in August 2005.

Net cash used in financing activities decreased to RMB26.6 million (US$3.3 million) for the fiscal year ended March 31, 2005 from RMB66.9 million for the fiscal year ended March 31, 2004. This decrease was due primarily to our repayments of RMB30.0 million short-term loans in May 2003. Net cash used in financing activities was RMB66.9 million (US$8.3 million) for the fiscal year ended March 31, 2004, compared to net cash provided by financing activities of RMB64.3 million for the fiscal year ended March 31, 2003. Net cash used in financing activities for the fiscal year ended March 31, 2004, consisted primarily of repayment for the principal amount of a short-term bank loan of RMB30.0 million in May 2003 and dividend payments of RMB36.7 million to our shareholders between January and March 2004. Net cash provided by financing activities for the fiscal year ended March 31, 2003 was due primarily to the private placement of our ordinary shares to GE and Golden Meditech, in March 2003, the proceeds of which were used to pay off our short-term loan of RMB30.0 million in May 2003.

We are a holding company, and we rely on dividends paid by our wholly owned subsidiary, YDME Beijing, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. YDME Beijing is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to fund certain reserve funds. These reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, at the discretion of its board of directors, YDME Beijing may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion funds and staff welfare and bonus funds. Staff welfare and bonus funds may not be distributed to equity owners. In addition, if YDME Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict YDME Beijing’s ability to pay dividends or make other distributions to us.

The ability of our subsidiary YDME Beijing to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Working capital is required principally to finance accounts receivable and inventory. Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries, our payment cycles to our suppliers and the payment cycles of our customers.

As of December 31, 2005, we had working capital of RMB840.0 million (US$104.1 million). The increase in working capital was due primarily to the US$98.7 million of net proceeds from our initial public offering. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital expenditures

We made capital expenditures of RMB62.7 million, RMB0.5 million, RMB157.0 million (US$19.5 million) in the three fiscal years ended March 31, 2003, 2004 and 2005 respectively. For the nine months ended December 31, 2005, our capital expenditures were RMB132.3 million (US$16.4 million). We estimate that our capital expenditures for the fiscal year ending March 31, 2006 will be approximately RMB145.0 million (US$18.0 million), which includes RMB100.0 million (US$12.4 million) for the payment of the remaining purchase price of our ECLIA acquisition. Our past capital expenditures principally consisted of purchases of a building in February 2004, production equipment for our HIFU therapy system and office equipment. We expect our capital expenditures for the fiscal year ending March 31, 2006 to consist primarily of expenditures for the renovation of our production facility for our ECLIA system and the purchase of production equipment in addition to the payment for the remaining purchase price of our ECLIA acquisition we have made.

In February 2004, we entered into a purchase agreement with Beijing Weixiao for the purchase of a building that is currently used as our offices, manufacturing facilities and research and development center for RMB64.8 million (US$8.0 million), of which a prepayment of RMB60.0 million (US$7.4 million) was made in March 2003 and the remaining RMB4.8 million (US$0.6 million) was paid in April 2004.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2005:

	Payment due by period
Contractual obligations	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
	(RMB in thousands)
Operating lease obligations	1,328	856	642	—	2,826
Purchase obligations(1)	38,000	—	—	—	38,000

Total	39,328	856	642	—	40,826

(1)	Relates to the remaining balance on a contractual obligation to carry out certain construction work for RMB48.0 million (US$5.9 million).

Other than the contractual obligations set forth above, we do not have any contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

INFLATION

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.2% and 3.9% in 2003 and 2004, respectively, and 1.8% in the first 11 months of 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our risk exposure from changes in interest rates relates primarily to the interest expenses associated with our historical bank borrowings as well as the interest income generated by excess cash invested in demand and time deposits. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments and borrowings carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Foreign exchange risk

Our revenues, costs and expenses are currently denominated entirely in Renminbi, but the Renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of Renminbi against the currencies of those countries. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our revenues and cost of revenues are denominated in Renminbi, fluctuations in the value of the Renminbi may affect the price competitiveness of our products once we commence international sales of our HIFU therapy system. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Furthermore, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In November 2004, the FASB issued Statement No. 151, “Inventory Costs—an amendment of ARB No. 43,” or SFAS 151. SFAS 151 requires amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges. In addition, it requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS 151 will materially affect our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets, and amendment of APB Opinion No. 29,” or SFAS 153. The guidance in APB 29 “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We currently do not contemplate entering into any transactions within the scope of SFAS 153. We do not believe that the adoption of this Statement will materially affect our financial position or results of operations.

In December 2004, the FASB issued SFAS 123R, which requires companies to measure and recognize compensation expense for all share-based payments at fair value. SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R is effective for all interim and annual periods beginning after June 15, 2005. Under a new SEC rule, a company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, we have elected to defer the adoption of SFAS 123R until April 1, 2006. We expect to recognize amortization of share-based compensation expenses of RMB698,000 (US$86,000) and Nil in the fiscal years ending March 31, 2007 and 2008, respectively, upon the adoption of SFAS 123R. The estimated impact of the adoption of SFAS 123R as of April 1, 2006 is based on current assumptions regarding stock options currently issued and outstanding. Subsequent issuances of share based payment will result in additional expenses in future periods.

The medical equipment and supplies industry in China

OVERVIEW

With approximately one fifth of the world’s population and a fast-growing gross domestic product, we believe that China’s market presents significant potential for the medical equipment and supplies industry. According to Frost & Sullivan, the China market for medical devices and equipment is expected to grow from US$5.9 billion in 2002 to US$10.1 billion in 2006, a CAGR of approximately 14%. The SARS crisis of 2003 heightened the government’s awareness of the need to improve the country’s healthcare infrastructure, and healthcare has become a top priority for the PRC government. Industry sources estimate that in 2005, China, with a population in excess of 1.3 billion, had healthcare expenditures representing 6.7% of its gross domestic product, compared to the United States, with a population of approximately 296 million and healthcare expenditures representing 15.9% of its gross domestic product.

China’s medical equipment and supplies market is growing with continued investment from overseas along with increasing domestic production. According to Medistat, World Market Analysis 2004, published by Espicom Business Intelligence, an independent market research firm, there were approximately 2,900 medical device manufacturers in China at the end of 2003. However, most domestic manufacturers are state-owned, small- and medium-size companies producing basic medical supplies, such as bandages, patient aids and medical or surgical instruments. Domestically-owned medical technology companies and manufacturers of high-tech medical equipment are typically small in scale and their technologies are generally based on university research. As a result, imported medical equipment and supplies accounted for 85% to 90% of the China medical equipment and supplies market in 2003 (latest available data). The development of a domestic high technology medical equipment market is a priority for the PRC government. As a result, more advanced medical products are expected to be produced in China in the next few years.

China’s medical equipment and supplies industry is affected by the development of healthcare institutions, the marketing and distribution system, healthcare insurance and the market for diagnostics equipment and treatment equipment for various illnesses.

HEALTHCARE INSTITUTIONS IN CHINA

Substantially all of the hospitals in China are owned and operated by government bodies, and these government-owned hospitals enjoy an increasingly high degree of operating autonomy. Instead of receiving the bulk of their funding from government sources, they are generally expected to generate enough revenues to cover 70% to 90% of their operating expenses. Although the local healthcare administrative department sets staff salaries and determines patient charges for hospital services, including treatment prices for most services, its decisions are usually based on the recommendations of hospital administrators in the region. In addition, hospital administrators have the authority to make decisions on equipment purchases and staff bonus payments.

This increased operational autonomy has been one of the causes of a widening gap in healthcare quality between urban and rural regions of China. Hospitals at or above county level, which usually have 100 or more beds and are reasonably adequately staffed and well-equipped, tend to get more and better equipment since they have the resources and expertise needed to attract higher revenues from patients. Hospitals that are below county level tend to be small, relatively poorly staffed and under-funded. According to the Ministry of Health of China, in 2004, there were approximately 18,400 hospitals and 42,500 healthcare centers in China. The hospitals, which on average had approximately 129 beds each in 2004, can be further divided into approximately 900 large-size hospitals, approximately 5,200 medium-size hospitals and approximately 12,300 small-size hospitals. A significant portion of the hospitals in China are in the more populated eastern provinces.

SEGMENTATION OF THE MARKETING AND DISTRIBUTION SYSTEM IN CHINA

The market for medical equipment and supplies in China is segmented into geographical regions. Hospitals with greater spending power tend to be located in large towns and cities in eastern China, where rapid economic growth has taken place during the last two decades and where the population tends to have higher income. Medical equipment and supplies distribution is a very specialized and localized sector in China. Distributors of medical equipment and supplies operate in China within various relatively small and geographically dispersed markets, each based in a wealthy eastern city to cover the surrounding areas, with few distributors willing or able to cover the entire country. Most distributors focus on China’s eastern cities, where the bulk of purchasing power is concentrated, while western China has very limited coverage by distributors. The fact that different areas of China have their own medical and insurance practices, purchasing policies and regulatory issues further increases the complexity of medical distribution in China.

Where government-owned hospitals purchase equipment such as our HIFU system using government funds, they may be required to solicit alternative proposals from third parties if the purchase price offered by a supplier is over a certain RMB amount. This amount is set by the local authorities in accordance with central government standards.

In China, hospitals purchase almost all of their medical equipment and supplies through distributors. As distributors tend to organize their networks around provincial lines, a manufacturer of medical equipment and supplies typically appoints multiple distributors to cover different regions in China. In recent years, the PRC government has placed increasing emphasis on promoting efficiency through market mechanisms rather than a planned economy. Hence, policies have been introduced to increase the number of distributors and as a result, competition among distributors has intensified.

HEALTHCARE INSURANCE IN CHINA

Three types of public healthcare insurance schemes are available in urban China. The first type, known as the Government Insurance System, provides free healthcare and medical benefits to approximately 34 million public sector employees. The second type, known as the labor safety healthcare scheme, provides compulsory coverage for approximately 148 million employees of state-owned enterprises and some collectively owned enterprises with coverage including a 50% contribution towards medical expenses incurred by dependent relatives of the employee, according to Medistat. As China’s economy has grown, more private sector companies have emerged whose workers are covered by the third type, the compulsory healthcare insurance scheme. Under this scheme, a worker normally pays 2% of his or her wages into an insurance fund, while the employer contributes an additional 6% of the worker’s wages into the fund. The employee’s payment is placed into a personal medical account and is used exclusively by the worker for the treatment of minor illnesses. The employer’s payment goes into a social medical fund and is used to cover major medical expenses. Retired workers are eligible to participate in the scheme at a lower contribution rate.

China’s private healthcare insurance market remains small despite recent high growth rates. Healthcare insurance remains a risky and generally difficult business because, unlike private healthcare insurance programs in some Western countries, healthcare insurance companies in China have limited control over the medical expenses incurred by the insured, do not control treatment decisions and have limited interaction with doctors and hospitals. The China Insurance Regulatory Commission and other policymakers have made private healthcare insurance development a high priority and are attempting to overcome barriers to market development.

THE CANCER TREATMENT MARKET IN CHINA

Cancer is the leading cause of death in both developing and developed countries in the world. According to an April 2003 World Cancer Report published by the World Health Organization, or WHO, the incidence of cancer could further increase by 50% from 10 million new cases worldwide in 2000 to 15 million new cases worldwide in 2020. WHO estimates that cancer is the cause of approximately six million worldwide deaths every year.

According to a report published by the Ministry of Health of China in November 2004, there were approximately 1.8 million to 2.0 million new incidences of cancer in 2000 in China. In 2003, cancer was the leading cause of disease-related deaths in China, accounting for over 20% of all such deaths. Other leading causes that year include cerebrovascular disease, or stroke, heart disease and respiratory disease. Cancer can be categorized into two broad groups: solid tumor cancers, such as liver, lung, breast, prostate and kidney cancers, and hematological or blood-borne cancers, such as lymphomas and leukemia. The majority of cancer types are solid tumor cancers.

The pursuit of a cure for cancer remains one of the greatest quests of modern medicine, and cancer continues to impose a heavy financial burden on society. For example, the United States National Institutes of Health estimated that in 2005, the overall annual cost of cancer in the United States would be about US$209.9 billion, including healthcare expenditures and lost productivity from illness and premature death. It is probable that these costs will increase over the coming years as a result of the expected growth and aging of the United States population. Currently, active fields of research on new cancer treatments include HIFU, radio frequency ablation, microwave thermo-coagulation and cryosurgery. HIFU therapy for tumors is a relatively new treatment, and we believe that several companies in China and around the world are currently active in developing HIFU tumor therapy devices for clinical applications. See “Business—Competition.” We believe that, because it is a relatively new procedure, HIFU therapy to date has typically been used for patients not eligible for one of the conventional therapies or when these other therapies have failed. Moreover, we believe that the potential market for HIFU therapy systems is significantly underpenetrated.

THE IN-VITRO DIAGNOSTICS MARKET IN CHINA

In-vitro diagnostics involve testing blood, urine, saliva or other body fluids to diagnose and analyze various diseases and disorders. IVD, as an integral part of overall patient care, is increasingly seen as an effective method of reducing healthcare costs by reducing the length of hospital stays through the accurate and early detection of health disorders and the enhanced monitoring of patient treatment.

The IVD market generally includes commercial manufacturing and sales of IVD instrument and reagent kits to hospitals, reference laboratories and physicians’ offices. According to Frost & Sullivan, the worldwide IVD market is expected to grow from US$28.7 billion in 2004 to US$43.2 billion in 2010, a CAGR of approximately 7%, and the IVD market size in China is expected to grow from US$500 million in 2004 to US$1.1 billion in 2010, a CAGR of approximately 14%. The IVD market growth in China is expected to exceed the global growth rate for IVD because of the increasing availability of private healthcare insurance, as well as the increased government awareness on the need to improve the quality of care.

In connection with our acquisition of ECLIA technology, we engaged Synovate Healthcare, a healthcare market research firm, to perform a proprietary survey of large- and medium-size hospitals in China to better understand the IVD market in China. Based on this research, we believe that the majority of hospitals in China still use radioimmunoassay IVD systems and enzymatic immunoassay IVD systems, which are less advanced IVD systems compared to the luminescence immunoassay IVD systems widely used in the United States and Western Europe. Compared to radioimmunoassay diagnostics, luminescence immunoassay diagnostics involve no radioactive contamination risk, and the reagent kits have a longer shelf life. Compared to enzymatic immunoassay diagnostics, which are only capable of providing qualitative test results on whether certain diseases or disorders exist, luminescence immunoassay diagnostics can provide quantitative test results on the seriousness of the disease or disorder, and are faster, more sensitive and accurate. While the use of luminescence immunoassay IVD systems is growing, the current supply of luminescence immunoassay IVD systems in China is dominated by overseas-based companies such as Abbott Diagnostics, Bayer AG, Beckman Coulter, DPC, PerkinElmer, Inc., Johnson & Johnson and Roche Group, all of which primarily offer automatic systems mainly targeted at large hospitals in China. These companies often offer their automatic IVD instruments free of charge or sell them at a steep discount below their listed price to large hospitals with high patient volumes, and rely on sales of a minimum amount of reagent kits to generate income for their IVD systems. Small- and medium-size hospitals in China continue to use radioimmunoassay or enzymatic immunoassay systems as their patient volumes do not justify the purchase of more expensive automatic IVD instrument and reagent kits. Most IVD systems are closed systems that prevent the use of reagent kits manufactured by other companies. As with the market for HIFU therapy systems, we believe that the potential market for ECLIA IVD systems is significantly underpenetrated.

Business

OVERVIEW

We are a China-based medical device company that develops, manufactures and markets in China products using HIFU for the treatment of solid cancers and benign tumors. We believe that we are a leader in the design and development of HIFU tumor therapy devices in China. In addition, we believe that we are the first China-based company to offer an integrated luminescence immunoassay IVD system using ECLIA technology to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids.

Our primary product, the HIFU therapy system, is an ultrasound-guided ablation system that is used for the non-invasive treatment of solid tumors. Our system is designed to destroy tumors by using HIFU waves to instantly raise the temperature of the targeted tumor tissue to between 60° C and 70° C (140° F and 158° F). Our proprietary designs enable our system to treat a wide range of tumors, many of which cannot be treated with other HIFU tumor therapy devices currently available in the market. Our HIFU therapy system is SFDA-approved to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. We acquired our HIFU technology in November 1999 and have sold over 200 units of our HIFU therapy system to date.

Our second product, the ECLIA system, is a luminescence immunoassay IVD system based on the ECLIA technology that we acquired in August 2004. Luminescence immunoassay IVD systems are advanced types of IVD systems commonly used in the United States and Western Europe, but are relatively new in China. We began marketing and selling our ECLIA system in September 2004 and had sold over 1,100 units of our ECLIA analyzer as of December 31, 2005. We currently offer 38 types of reagent kits for use with our ECLIA analyzer. These reagents are used to detect various thyroid disorders, diabetes, hepatitis, disorders related to reproduction and growth and various types of tumors, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure. In addition, we were one of the first companies to obtain SFDA approval in China for an ECLIA reagent kit for the early detection of SARS.

Historically, we have benefited from a strong relationship with PUPH, a leading medical research institution and hospital in China affiliated with Peking University. PUPH was the initial developer of our HIFU and ECLIA technologies. We believe that our acquisition of the HIFU and ECLIA technologies and the development and marketing of products using such technologies demonstrate our ability to successfully identify and commercialize medical technologies with significant market potential.

We sell our HIFU therapy systems primarily to distributors with a small percentage of additional sales made directly to hospitals. We sell our ECLIA systems solely to distributors. For the fiscal year ended March 31, 2005, we generated revenues of RMB217.5 million (US$27.0 million) and net income of RMB118.4 million (US$14.7 million). For the nine months ended December 31, 2005, our revenues and net income were RMB260.1 million (US$32.2 million) and RMB130.0 million (US$16.1 million), respectively.

OUR COMPETITIVE STRENGTHS

We believe that our principal competitive strengths include the following:

HIFU technology leader for tumor treatment

We believe that we are a leader in the design and development of HIFU tumor therapy devices in China. Our patented HIFU therapy system is SFDA-approved and has been used to treat more tumor patients in China than other available HIFU tumor therapy devices. To date, we have sold over 200 units of our

HIFU therapy system. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. In addition, we are developing a non-invasive ultrasound technology for measuring the temperature of the tumor tissues being treated. We have incorporated this technology into a prototype for our third-generation HIFU therapy system, which is currently being tested in a leading hospital in China. We also intend to sell a non-invasive ultrasound-based heat measuring device separately as a product upgrade for existing users of our HIFU therapy system. We believe that we are the first company to develop this technology.

Innovative ECLIA system for in-vitro diagnostics

We believe that we were the first China-based company to offer an integrated luminescence immunoassay IVD system that does not require devices or reagents provided by outside sources. Our ECLIA system is a simple-to-use IVD platform and is sensitive, accurate and safe. Our ECLIA analyzer incorporates proprietary technologies that give our system several advantages over radioimmunoassay and enzymatic immunoassay IVD systems, the two most widely used IVD systems in China. Additionally, compared with the imported automatic luminescence immunoassay systems available in China, our ECLIA system, including our reagent kits, are priced significantly lower, but can achieve test results with comparable accuracy. We believe we have a significant market opportunity to market our ECLIA system to small- and medium-size hospitals in China. Many of these hospitals currently use less advanced IVD systems because they lack sufficient financial means to purchase the more expensive automatic and imported luminescence immunoassay systems or do not have sufficient patient volume. We believe that we can introduce a fully automatic system for large hospitals at a lower price than our overseas-based competitors can achieve.

Strong research and development capability

We have strong research and development capabilities, and we plan to continue to focus our development efforts on new applications for or enhancements to our HIFU and ECLIA technologies. Many of the key research and development personnel who developed the HIFU and ECLIA technologies at the PUPH are currently employed by us. We believe that we have a strong patent portfolio compared to other medical technology companies based in China. In China, we currently have 13 patents directed towards our HIFU therapy system, and have 19 patent applications pending in China directed towards our HIFU therapy and ECLIA systems. We have also made applications for four patents directed towards our HIFU technology in each of the following countries outside China: the United States, the United Kingdom, Germany, Japan, South Korea, Saudi Arabia and India. As of March 1, 2006, we have been granted three out of the four patents we have applied for in the United Kingdom. We have developed multiple generations of our HIFU therapy system. The two-transducer design of our second-generation HIFU therapy system enables the patient to be treated in the supine, side or seated positions so that more locations in the body can be targeted. In addition, our third-generation HIFU therapy system will be equipped with our recently developed non-invasive ultrasound temperature measuring technology. We have established relationships with a number of major hospitals and universities in China, as many of these hospitals and universities use our HIFU therapy system to treat patients and to conduct research. We believe that these relationships raise our profile, enhance awareness of our products in the medical community and among patients and provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments.

Low manufacturing and operating costs

We have significant cost advantages that allow us to price our products competitively and to maintain favorable margins. We believe that our location in China allows us to maintain our cost of operations at a competitive level that could potentially deter other overseas-based competitors from entering the China market. This is due primarily to the lower wages and costs of components and raw materials in China relative to other locations. In addition, our sales and distribution costs are low because we market and sell our products mainly to distributors. Also, our research and development effort mainly focuses on developing new applications and improving the product designs of our HIFU therapy system and ECLIA system, which generally requires lower research and development expense than the development of new technologies and products.

BUSINESS STRATEGY

Our goal is to become a leading medical technology company in China. To achieve this goal, we intend to continue to grow our business through the implementation of the following strategies:

Increase market penetration of our HIFU therapy system in China

We believe that there is a significant market opportunity for our HIFU therapy system. We have sold over 200 units of our HIFU therapy system to date. We believe this represents only a limited penetration of the potential market in China. We plan to increase the market penetration of our HIFU therapy system through the following efforts:

➢	increasing the number of distributors and more effectively managing our distribution channels;

➢	increasing market awareness of our products by participating in trade shows and collaborating with major hospitals and universities through joint research and development efforts; and

➢	maintaining strong customer service and technical support by building service centers and stationing service engineers in major cities in China to provide customer services such as training, marketing, repairs and technical support to hospitals.

Increase the installed base of our ECLIA system and leverage that base to increase recurring revenues from sales of reagent kits

The target market for our semi-automatic ECLIA system consists of approximately 17,500 small- and medium-size hospitals. A majority of these hospitals currently use radioimmunoassay and enzymatic immunoassay systems, which are less advanced than our ECLIA system. The most commonly used IVD systems in the United States and Western Europe are luminescence immunoassay IVD systems, which are generally more sensitive, more accurate and safer to use. We believe that small- and medium-size hospitals in China generally do not have sufficient financial means or patient volume to justify the purchase of foreign imported automatic luminescence immunoassay diagnostics equipment and reagent kits currently available in China. We believe that there is significant market potential for our competitively priced ECLIA system among small- and medium-size hospitals in China.

Maintain our technological advantage through focused research and development

We plan to maintain the technological advantages of our products through focused research and development. We believe that we are the first company to develop a non-invasive technology to measure inner body temperatures with ultrasound, and that this technology will significantly improve the attractiveness of our HIFU therapy system. We are developing a non-invasive ultrasound technology for measuring the temperature of the tumor tissues being treated. We have incorporated this technology into a prototype for our third-generation HIFU therapy system, which is currently being tested in a leading hospital in China. Our HIFU technology research and development focuses on increasing the types of tumors it can treat and increasing patients’ comfort level during treatment. We are also working with the University of Washington in the United States in planning a cooperative research project on animal testing and pre-clinical studies using our HIFU therapy system. Our ECLIA technology research and development focuses on developing additional reagent kits for commonly used applications in China. For example, we have recently developed reagents to monitor treatments using digoxin, a widely used drug for the treatment of heart failure, and reagents to test for hepatitis. We are also developing reagents to test for other contagious diseases such as HIV, a new, semi-automatic system with increased automation, a fully automatic system for large hospitals and a smaller automatic system for private clinics, smaller hospitals and specialized departments in large hospitals. We are also working to improve the response time and efficiency of our ECLIA system.

Introduce our HIFU therapy system in select international markets and obtain certification by foreign regulators

We believe that there is a considerable market opportunity for our HIFU therapy system outside of China. Though we are currently selling and marketing our HIFU therapy system exclusively in China, we are evaluating the opportunity to expand the sale and distribution of our HIFU therapy system to other countries, including Japan and South Korea, in the future. We are also working with the University of Washington in the United States in planning a cooperative research project beginning with animal testing and then pre-clinical studies using our HIFU therapy system. In connection with this research project, we recently shipped a HIFU therapy system to the University of Washington. In the United States, we will be required to submit an investigational device exemption, or IDE, with the United States Food and Drug Administration, or the U.S. FDA, in order to initiate clinical trials of our HIFU therapy system that will allow us to collect safety and effectiveness data required to potentially support a Premarket Approval application. We intend to submit the IDE by the end of 2006 and commence clinical trials in the United States once cleared by the U.S. FDA. Pending discussions with the U.S. FDA, we plan to focus our initial clinical trials on applications for treatment of uterine fibroids and pancreatic cancer. We have granted GE a right of first refusal to act as the sole and exclusive distributor of our HIFU therapy system outside of China.

Selectively acquire complementary products or technologies

We have a history of successfully identifying medical technologies with significant market potential and bringing them to the market. We will continue to seek suitable opportunities to acquire new products or technologies, particularly those that could assist us in advancing our current products, technologies and market penetration, or in expanding our product offerings or technologies. We believe that our relationships with many industry participants and our knowledge of, and experience in, the medical equipment and supplies industry in China allow us to understand industry trends, technological developments and practical applications of medical technologies, which will assist us in making sound acquisition decisions.

OUR HIFU SOLUTION

Treatment methods for cancer

The conventional treatment methods for cancer in China and elsewhere are generally surgery, radiotherapy and chemotherapy. High intensity focused ultrasound, radio frequency ablation, microwave thermo-coagulation and cryosurgery are some of the major new cancer treatment methods developed and commercialized in recent years. Biotherapy and gene therapy are currently still in experimental stages and are not currently available to patients generally. The selection of a particular treatment method for a patient depends on various factors, including the tumor’s receptivity to the treatment method, the location of the tumor, the stage of the tumor and the patient’s state of health. Cancer patients are usually treated by a combination of various treatment methods.

Surgery.    Surgery is the most commonly used treatment method for most types of cancers and other tumors. Patients who undergo surgery face risks associated with anesthesia and complications, such as hemorrhages, infections or weakening of organ functions. In addition, the recurrence of cancer tumors is common and repeat surgery can involve high risks and significant complications.

Radiotherapy.    Radiotherapy uses radiation or radioactive implants to destroy or inhibit the growth of tumor tissues. Radiotherapy is often used together as a complementary treatment method to surgery. Although radiotherapy is used to treat a wide range of cancer types, different types of tumor tissues have different sensitivities to radiation, and different patients have different levels of tolerance to radiation. Serious side effects, including skin ulceration or hemorrhage can result from excessive doses of radiation.

Chemotherapy.    Chemotherapy uses drugs to destroy or inhibit the growth of tumor tissues and is commonly used as a supplemental treatment method together with surgery. Chemotherapy is relatively more effective than other cancer treatment methods for lymph tumors or metastatic tumors. However, chemotherapy destroys not only tumor tissues but also normal healthy tissues, resulting in serious side effects for the patient, including loss of appetite, nausea and vomiting, hair loss, as well as damage to the liver, bone marrow and immune functions.

Other minimally invasive treatments and targeted therapeutics.    There are several relatively new treatment methods that have shown some clinical success in treating cancer. For example, radio frequency ablation, microwave thermo-coagulation and cryosurgery are minimally invasive treatments that attempt to destroy the tumor by either heating or freezing the targeted tissue with a needle, laser or cryogenic device that is inserted into the tumor. In addition, there is a new class of cancer therapeutics that have been developed by large pharmaceutical and biotechnology companies, such as Avastin®, Tarceva® and ERBITUX®, that are specifically designed to impede tumor development, while having little to no effect on healthy cells. The clinical applications of these treatments and targeted therapeutics are limited to certain types of cancers, and their long-term effectiveness is still being evaluated.

Therapeutic principles of HIFU

Heat therapy, also known as hyperthermia or thermotherapy, is a well-established method of medical treatment. It is generally accepted by the scientific community that the irreversible destruction of tissues, medically known as coagulation necrosis, occurs when tissues are exposed to temperatures above a certain level for a certain period of time. The maximum temperature under which tumor tissues can survive is 43º C (109.4º F), while normal tissues can tolerate a temperature of up to 45º C (113º F). The higher the temperature, the shorter the time needed to destroy tumor tissues. When the temperature reaches 60º C (140º F) or higher, coagulation necrosis will occur within one second.

In focused ultrasound ablation, a transducer directs ultrasound waves to converge on a small area of tissue inside the body, resulting in very high ultrasound intensity at this point. The effect of this process is similar to that of using a magnifying glass to focus the sun’s energy into a single spot. The ultrasound energy causes the temperature of the tumor tissues at the focal point to increase within a very short period of time to a level high enough to destroy the targeted tumor tissues. An important feature of this technology is that only a limited temperature increase occurs in the body tissue surrounding the focal point.

HIFU therapy can be used in conjunction with other treatment methods such as surgery, radiotherapy and chemotherapy, or as a stand-alone treatment. HIFU treatment increases the sensitivity and receptivity of body tissues to radiotherapy and chemotherapy. We believe that, because it is a relatively new procedure, HIFU therapy to date has typically been used for patients not eligible for one of the conventional therapies or when these other therapies have failed. When used in combination with conventional these treatment methods, HIFU treatment often enhances their effectiveness and reduces the required chemical or radiation dosage. As a result, patients generally experience less side effects associated with radiotherapy and chemotherapy.

Our HIFU therapy system is SFDA-approved and has been used for the treatment of a wide range of tumors in China since November 1999. In addition, other companies have also developed HIFU technologies, and a few HIFU medical devices have been approved for the treatment of limited types of tumors, mostly prostate cancer and uterine fibroids, in the European Union, Canada, Russia, South Korea, Japan and the United States, and a larger number of HIFU tumor therapy devices have been approved for clinical studies and trials in these regions and elsewhere. See “—Competition.”

Benefits and limitations of our HIFU solution

Our HIFU therapy system can be used as a supplemental or stand-alone treatment method with surgery, radiotherapy and chemotherapy for the treatment of many types of solid tumors. We believe that the benefits of our HIFU solution include:

Non-invasive procedure.    Our HIFU therapy system offers patients a non-invasive treatment alternative. Treatments performed with our HIFU therapy system do not require incisions and transfusions and as a result, minimize the risk and complications associated with invasive procedures. In addition, it is often difficult for patients who receive traditional treatments to later undergo the same treatment in the event of a relapse due to the invasive nature of surgery and the significant side effects associated with chemotherapy and radiotherapy. Patients can undergo repeated treatments for cancer using our system with minimal side effects.

Minimal side effects.    Treatments performed with our HIFU therapy system have minimal side effects and a relatively low level of complications. Compared to other HIFU tumor therapy systems that are commercially available in China, our HIFU therapy system produces less intense ultrasound waves at the point of skin penetration, which significantly reduces the likelihood of skin burns and collateral damage to healthy body tissue.

High degree of safety.    Treatments using our HIFU therapy system can be performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. However, improper operation and use of our HIFU therapy system could cause skin burn.

Treatment for broad ranges of tumors.    Our patented two-transducer system enables our HIFU therapy system to target tumors in more body locations than the other HIFU tumor therapy systems currently commercially available in China. Our HIFU therapy system is approved by the SFDA to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Based on published clinical studies conducted by researchers and practitioners of hospitals in China, we believe that hospitals have used our HIFU therapy system to treat many types of tumors, including the following:

➢ liver tumors ➢ kidney tumors ➢ breast tumors	➢ solid tumors in the pelvic cavity including: ➢ bladder tumors ➢ uterine tumors ➢ uterine fibroids ➢ prostate tumors ➢ prostate hypertrophy ➢ rectal tumors	➢ tumors in the four limbs or superficial tissues ➢ solid tumors on bone ➢ pancreatic tumors ➢ metastasis tumors of the abdominal lymph node ➢ rear abdominal tumors

We believe as our HIFU therapy system gains higher acceptance from the medical community and among patients, it could be used more frequently as a stand-alone treatment due to its low risk profile.

Cost-effective for hospitals.    We believe our HIFU therapy system is a more cost-effective option for hospitals for the types of tumors it can treat compared to other currently commercially available cancer treatment methods in China. Chemotherapy requires expensive drugs while surgery requires the use of anesthesia and other medical supplies. Radiotherapy requires the use of significantly more expensive equipment than our HIFU therapy system. In addition, we believe our HIFU system can treat a broader range of tumors than other HIFU tumor therapy systems available in China.

However, the use of our HIFU solution is subject to a number of limitations. The clinical use of our HIFU therapy system has been limited mostly to patients with cancer at advanced stages or who are not eligible for conventional treatment. In addition, HIFU therapy is suitable for the treatment of a single tumor of an identifiable size or a group of tumors that are located in very close proximity. It is not suited for the treatment of a single tumor that is too small or tumors that are widespread. It is also not suitable to treat blood-borne cancers. Furthermore, as ultrasound cannot be transmitted in a straight line through solid bone or air, HIFU therapy is not suited for the treatment of tumors located in the head, neck, lung and tumors behind bones.

Clinical studies of our HIFU therapy system

To our knowledge, clinical studies that have used our HIFU therapy system have been reported in 15 published international and Chinese national level reports and peer-review journals. Some studies using our HIFU therapy system have been reported in multiple publications or presentations. These studies have reported approximately 1,520 cases for the treatment of rectal tumors, bladder tumors, colon tumors, gastric tumors, ampullary tumors, liver tumors, pancreatic tumors, metastasis tumors of the abdominal lymph nodes, prostate tumors, adrenal tumors, kidney tumors, smooth muscle tumors, endometrial tumors, ovarian carcinoma, rear abdominal tumors, lymphoma tumors, cervical tumors, breast tumors, hepatocellular tumors, non-Hodgkin’s lymphoma, neurofibroma, osteolytic sarcoma and skin squamous tissue cancers.

These clinical studies have been conducted by both physicians affiliated with us as consultants and other physicians in hospitals and universities in China, such as PUPH, Fudan University Zhongshan Hospital, Beijing University Medical School, the Second- Affiliated Hospitals of Sun Yat-Sen University, the First Hospital of Jilin University, Taian Central Hospitals, Qilu Hospital of Shandong University, the Central Railway Hospital of Liuzhou, and the First Hospital of Jiangxi Medical University. In addition, we plan to participate in future long-term studies of the effectiveness of our HIFU therapy system.

The HIFU therapy system

We currently offer our second-generation two-transducer HIFU therapy system. We are currently testing a prototype of our third-generation product, a two-transducer HIFU therapy system equipped with our newly-developed non-invasive ultrasound temperature measuring technology.

Our HIFU therapy system consists of the following main components:

Integrated transducers.    The integrated transducer consists of HIFU transmitting sources and drive circuits and can move in six directions with millimeter precision. Our HIFU transmitting sources are patented, and the patent for the HIFU transmitting sources expires in March 2019. The HIFU transmitting sources generate high-frequency ultrasound waves, which converge from a wide angle to focus on a designated focal point inside the body. We have obtained a patent for the wide convergence angle design in China, and the patent for this design expires in November 2021. Our second-generation HIFU therapy system is equipped with two transducers, which enable the patient to be treated in the supine, side or seated positions so that more locations in the body can be targeted and more tumors can be treated. This patented two-transducer design also increases the patient’s comfort level during treatment, and the patent for this design expires in November 2021.

Ultrasound imaging system.    The ultrasound imaging system is an ultrasonic system that creates a computer image of the tumor that guides the physician in monitoring and targeting the ultrasound waves. The probe that captures the image of the tumor can monitor the patient from many angles and can be controlled automatically by a computer or manually by the physician. We purchase our ultrasound imaging system from GE.

Patient treatment table and seat.    The table and seat frames are adjustable and can be rotated to facilitate treatment of tumors located in different parts of the body. The middle section of the patient treatment table can be removed to install a treatment seat so that the patient can sit while undergoing treatment for tumors in the pelvic cavity. The patient’s position depends on the location of the tumor. We have obtained a patent for the design of the table and seat frames in China, and this patent expires in November 2021. We have also applied for patents in other countries for the treatment seat design. We purchase the treatment bed from Beijing Tianyuan Kehui.

Control station.    The control station consists of our proprietary software program, which controls the targeting and duration of the treatment, a computer, a monitor and peripheral equipment. The control station allows the operator to select automatic or manual treatment, as well as the duration of each ultrasound emission and other treatment parameters. If the operator inputs an unsafe ultrasound shot duration or treatment parameter, a built-in safety mechanism causes the HIFU therapy system to cease its operation immediately.

Conduct structure.    Ultrasound energy does not transmit in a straight line through air. To introduce linear ultrasound waves into a patient’s body from the upper transducer, our HIFU therapy system contains a conduct structure, which consists of a semi-sphere container filled with degassed water. We have also developed a proprietary vacuum degassing device that converts large volumes of tap water into degassed water. We have obtained a patent for this device in China, and this patent expires in March 2009. We have also applied for patents for this semi-sphere container and the degassing device in other countries.

The treatment procedure

A physician and an ultrasound technician first locate the tumor tissues and define the area to be treated by using the ultrasound imaging system. The computer uses the physician’s input to plan the best way to target and ablate the tumor. Each individual high-energy focused ultrasonic shot ablates an oval-shaped targeted zone measuring up to ten millimeters in height by five millimeters in diameter. During the treatment, the transducer and the ultrasound imaging system automatically moves and ablates the targeted zone until the entire defined area has been treated. The shooting times can be selected between 0.1 and one second. The intervals between shots can also be selected from 0.1 to two seconds, depending on the depth of the tumor. Intervals between shots reduce the ultrasound volume passing through the skin over a period of time to avoid skin-burn. The individual targeted zone produces almost instantaneous coagulative necrosis of tissues due to an increase in temperature to between 60º C and 70º C (140º F and 158º F).

The treatment duration and the number of treatment sessions vary according to the size of the tumor. For example, for a single four centimeter tumor, four to five sessions are usually performed on different days, with each treatment session lasting approximately half an hour.

OUR ECLIA SYSTEM

In-vitro diagnostics

IVD refers to laboratory tests that are performed on samples of blood, urine, saliva or other body fluids for the diagnosis and analysis of various diseases and disorders. Luminescence immunoassay IVD systems, including enhanced chemiluminescence immunoassay IVD systems such as our ECLIA system, are advanced IVD systems that are commonly used in the United States and Western Europe, but are relatively new in China. Luminescence immunoassay IVD systems are generally more sensitive, more accurate and safer to use. Compared to radioimmunoassay diagnostics, luminescence immunoassay diagnostics involve no radioactive contamination risk, and the reagent kits have a longer shelf life.

The ECLIA system

Our ECLIA system consists of an ECLIA analyzer, reagent kits and a data analysis system.

The ECLIA analyzer is a sensitive, accurate, low cost and simple-to-use IVD device capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce diagnostic results. The key component of our ECLIA analyzer is the photon counter. We have developed several technologies that make our photon counter more sensitive and accurate. Reagents are chemically active substances that are formulated to create different reactions with blood or other body fluid samples depending on the extent to which a disease or condition is present or absent. The data analysis system uses our proprietary integrated circuit card, or IC Card, input technology to analyze and organize the information produced. The IC Card contains encryption codes that prevent users from conducting tests with reagents produced by other manufacturers.

To use our ECLIA system, our reagents are mixed with a sample of body fluid from the patient in a microplate provided in our reagent kit. The mixture reacts and emits light, which is measured by the ECLIA analyzer. The light signal is analyzed by the data analysis system. The result is compared with the reference ranges for the relevant disease in order to reach a diagnosis.

Our reagent kits

We currently offer 38 types of reagent kits for detecting and monitoring various types of diseases and disorders, including thyroid disorders, diabetes, hepatitis, disorders related to reproduction and growth, SARS and various types of tumors. We are continuing to develop reagents for other applications.

The following table sets out the major clinical applications of our reagent kits:

Types of test	Numbers of reagent kits	Description
Thyroid disorders	5	The five assays comprise the basic tests hospitals perform to evaluate the functions of a patient’s thyroid gland. We believe that for many hospitals, thyroid testing is a mainstay of their routine endocrine tests.

Reproduction-related disorders	6	Five of our assays comprise the main tests performed by hospitals for evaluating the functions of the female reproductive organs, including the diagnosis of hormonal imbalance of postmenopausal women. One of our assays is a test to evaluate the male reproductive function.

Diabetes	3	Diabetes is also a common endocrine disorder in China. One of our assays tests for insulin level, an common indication of diabetes. Our other two assays test for and monitor diabetes where insulin level may not be a reliable indicator.

Tumors	11	Our assays for “tumor markers” can detect the following types of tumors:

		➢ Prostate ➢ Lung ➢ Breast ➢ Liver ➢ Stomach ➢ Intestine ➢ Colon ➢ Pancreas ➢ Kidney

Growth	1	Our assay is a test for the early diagnosis, identification and prognosis evaluation of problems relating to growth and development.

SARS	1	SARS is an atypical pneumonia of unknown etiology, and was recognized in February 2003 in China, Taiwan, Hong Kong, Singapore and certain other regions in the world.

Hepatitis B	10	The ten assays comprise the basic tests hospitals perform to test for hepatitis B.

Digoxin monitoring	1	Our assay tests for the effectiveness of digoxin, a widely used drug for treatment of heart failure.

MARKETING, SALES AND DISTRIBUTION

We market and sell our HIFU therapy systems primarily through distributors, with a small percentage sold to hospitals directly through our own direct sales force. We recognize revenues at the time our products are accepted by either our distributors or the hospitals designated by these distributors, which typically occurs within one to two weeks after shipment. We sign binding purchase agreements with our distributors or with our hospital customers each time we make a sale of our products. Under these purchase agreements, our distributors or hospital customers agree to pay a non-refundable, non-adjustable fixed amount of money for our products over a period of time. Our distributors take ownership of our products when either they or the hospitals they designate accept the products, depending on the terms of each contract. The acceptance typically occurs within one or two weeks of shipment, during the period when we help hospitals to install our products. Once the products are accepted, the one-year warranty period commences. For sales of our HIFU therapy system, we require an initial payment of 30% to 40% of the sale price when customers place purchase orders or after the shipment is accepted by either our distributors or the hospitals designated by these distributors. The balance is payable within one year of acceptance. Some of our distributors purchase our products to operate profit-sharing programs with hospitals. Under these profit-sharing programs, these distributors install our HIFU therapy system in hospitals without any up-front charge and in return receive a portion of the net profits generated by the system.

We market and sell our ECLIA system solely to distributors. For sales of our ECLIA analyzer, we require a payment of 20% to 40% of the sale price before delivery or after acceptance and the balance within one year of acceptance. For sales of reagent kits, we do not require down payments, and we collect payments three months after acceptance.

We select our distributors based on their reputation, market coverage, sales experience and the size of their sales force. We conduct credit assessments of each of our distributors or hospital customers before we enter into a purchase agreement. Currently, all our products are being marketed and sold in China. However, we are also evaluating the opportunities to expand distribution of our products to other countries, including Japan and South Korea, in the future. We do not have exclusive distribution arrangement with any of our distributors.

As of December 31, 2005, we had a team of 59 marketing and sales personnel who conduct direct sales of our HIFU therapy system, manage distributors for both our HIFU therapy system and our ECLIA system and perform other sales related tasks. Of these 59 marketing and sales personnel, 40 focus on sales of our HIFU therapy system and 19 focus on sales of our ECLIA system. We intend to increase the size of our sales force as our business grows.

The hospital’s chief administrator and the head of the department of oncology, in the case of our HIFU therapy system, or the head of the department of diagnostics, in the case of our ECLIA system, typically make the purchasing decision for our products. We believe that hospitals make purchase decisions on HIFU tumor therapy devices based on the safety and effectiveness of the device, the types of cancer treatment methods that they already offer, their available budget and the anticipated economic return. We believe that hospitals make purchase decisions on diagnostics equipment based on the performance and the range of reagent kits available, the prices of equipment and reagents and ease of use.

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions, many of whom we believe are advocates for our HIFU therapy system. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products. We manage our relationships with ECLIA distributors by pricing our ECLIA system more attractively to distributors than imported alternatives.

CUSTOMERS

We believe that both our HIFU therapy system and our ECLIA system have significant market potential in China as there is a strong demand for tumor treatment devices and sensitive and reliable IVD systems. The target market for our HIFU therapy system is large- and medium-size hospitals in China with oncology departments. According to the Ministry of Health of the central government in China, there were approximately 6,100 large- and medium-size hospitals in China in 2004. To date, we have sold over 200 units of our HIFU therapy system. The target market for our ECLIA system is small- and medium-size hospitals in China. According to the Ministry of Health, there were approximately 17,500 small- and medium-size hospitals in China in 2004. We began marketing and selling our ECLIA system in September 2004 and have sold over 1,100 ECLIA analyzers as of December 31, 2005.

In the three fiscal years ended March 31, 2003, 2004 and 2005 and the nine months ended December 31, 2005, 66.7%, 95.2%, 97.0% and 98.6%, respectively, of our HIFU therapy system were sold to distributors. Sales of our HIFU therapy system have been, and will continue to be, generated by sales to a relatively small group of distributors that change from year to year. We do not have long-term contracts with any of our distributors. Because our main product, the HIFU therapy system, is sold at a relatively high unit price, the size and timing of individual orders can have a significant effect on our quarterly results. See “Risk factors—Risks related to our company—We are dependent on a small number of distributors for a significant portion of our revenues and this dependence is likely to continue in the future.” During the nine months ended December 31, 2005, we sold our HIFU therapy system to 11 distributors and our ECLIA system to over 40 distributors.

RESEARCH AND DEVELOPMENT

As of December 31, 2005, our research and development team consisted of 43 research personnel and medical professionals, which accounted for 16.4% of our employees. Many of the key research and development personnel who developed the HIFU and ECLIA technologies at the PUPH are currently employed by us. Our research and development staff consists of medical professionals, biomedical engineers, acoustics engineers, electrical engineers and computer science engineers, many of whom have experience in the healthcare and medical device research fields, including experience working with hospitals who are customers of our products. One of our senior researchers, Mr. Xiaolin Yang, is a council member of the scientific advisory board of International Society for Bioluminescence & Chemiluminescence and the vice president of Photobiology Committee of China Biophysics Association and is one of the original inventors of our ECLIA technology. Another of our senior researchers, Mr. Zuwen Qian, is a council member of Acoustical Society of China and a member of American Association for the Advancement of Science and is one of the original inventors of key patents and technologies for our HIFU therapy system.

Our research and development focuses primarily on developing new applications and improving the product designs of our HIFU therapy system and ECLIA system.

HIFU therapy system research and development

We have expertise in the core research and development of all of the components of our HIFU therapy system. We have recently developed an ultrasound-based temperature measuring technology that can collect real time temperature data through acoustic signals that are generated by the ultrasound waves used for treatment. As the amount of ultrasound energy required to achieve the destruction of tumor tissues can vary with the location of the tumor and the specific characteristics of the tumor tissues to be treated, real time temperature data allows the physician to adjust and more precisely achieve target temperature. This device is non-invasive and provides the physician with more control over the treatment process and the outcome. We plan to incorporate this new technology in our third-generation HIFU therapy system and to sell the non-invasive ultrasound temperature detecting device separately as a product upgrade to existing users of our system. Our HIFU therapy system has been recognized as one of the Chinese National Promotion Projects of High Technology Industrialization. Our research projects include increasing the types of tumors our HIFU therapy system can treat and increasing patients’ comfort level during treatment.

ECLIA system research and development

Our ECLIA system research and development focuses on expanding the range of reagent kits for applications that are commonly used in China. For example, we have recently developed reagents to monitor treatments using digoxin, the widely used drug for the treatment of heart failure, and reagents to test for hepatitis. In addition to developing reagents to test for other contagious diseases such as HIV, we are also developing a fully automatic system for large hospitals and a smaller automatic system for private clinics, smaller hospitals and specialized departments in large hospitals. We are also working on improving the response time and efficiency of our ECLIA analyzer and developing an on-site test system for the detection of food pesticide residue, microbial contamination and drug abuse.

We actively involve scientists and physicians during our research and development process to produce products that provide clinical and economic benefits to hospitals and their patients. In recent years, we have increased our investment in research and development to accelerate the commercialization of new technologies. We expect to continue devoting significant resources to research and development.

INTELLECTUAL PROPERTY

We are committed to developing and protecting our intellectual property portfolio. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of March 1, 2006, we have obtained 13 patents in China, including six utility patents and seven patents for inventions, directed toward different aspects of our HIFU therapy system. The validity period for our six utility patents and seven invention patents is 10 and 20 years, respectively, from the date the application was filed. See “—Our HIFU solution—the HIFU therapy system” for a detailed description of our most important patents. We also have 19 patent applications pending in China relating to our HIFU and ECLIA systems, including seven applications for utility patents and 12 applications for inventions. Generally, invention patents are viewed as offering more commercial protection than utility patents. As with patent rights in most other jurisdictions, a patent holder in the PRC enjoys the exclusive right to exclude others from using, licensing and otherwise exploiting the patent within the PRC. To protect some of the most important proprietary technologies internationally, we have applied for four HIFU technology patents in each of the United States, the United Kingdom, Germany, Japan, South Korea, Saudi Arabia and India. As of March 1, 2006, we have been granted three out of the four patents we applied for in the United Kingdom.

We have developed, among others, the following key technologies:

➢	a wide convergence angle range for ultrasound waves—Our HIFU therapy system is capable of producing ultrasound waves from a wide convergence angle range in order to reduce the intensity of ultrasound waves when they penetrate the surface of the skin. This technology significantly reduces the likelihood of skin burns and collateral damage to surrounding body tissues. We have obtained a patent for this technology in China and have applied for patents in other countries.

➢	non-invasive ultrasound temperature detecting—This technology is designed to collect real time temperature data during treatment by generating “acoustic signals” while the focused ultrasound shots occur. The feedback data from these acoustic signals allow the physician to adjust the parameters of the HIFU therapy system so that the target temperature can be more precisely achieved at each focal point throughout the patient’s treatment, thus giving the physician more control over the treatment process and outcome. We have applied for a patent directed toward this technology in China and in other countries.

➢	two-transducer design—This design enables the patient to be treated in the supine, side or seated positions so that more locations in the body can be targeted. This patented design also increases the patient’s comfort level during treatment. We have obtained a patent directed toward this technology in China and have applied for patents in other countries.

➢	enhanced chemiluminescence substrate technology—This technology improves the chemical reaction of reagents with the patient’s body fluid sample to produce a long lasting and linear signal and enables our reagent kits to be more sensitive and accurate. We have a pending patent application directed toward this technology in China.

➢	substance storage technology—This technology can improve the shelf life of our reagent kits from six months to two years, thus reducing the risk of inventory obsolescence. We have a pending patent application directed toward this technology in China.

We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting and advisory relationships with us. We also require our employees, consultants and advisors who are privy to confidential information to agree to disclose and assign to us all inventions conceived during their terms of employment or contract. Despite any measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary.

We, like other medical device manufacturers in China and elsewhere, are subject to a number of uncertainties regarding the commercial value of our patent portfolio. See “Risk Factors—If we fail to protect our intellectual property rights, our competitors may take advantage of our proprietary technology and know-how and compete directly against us.”

MANUFACTURING

Our manufacturing strategy combines our internal design expertise and proprietary technology with strategic outsourcing. We produce our reagent kits and conduct the final product assembly, testing and packaging of our HIFU therapy system and ECLIA analyzer at our facility in Beijing, China. We outsource the production of a majority of our components to, and purchase raw materials from, third-party suppliers.

We design or configure many key components of our products and outsource their production to qualified manufacturers. Our suppliers undergo quality certification in accordance with the standards developed by us, and we conduct frequent quality audits of each of our suppliers’ manufacturing facilities. We believe we maintain components and raw materials at an adequate level to ensure a stable supply.

The major components of our HIFU therapy system are integrated ultrasound transducers, an ultrasound imaging system, a treatment table/seat, a control station and a conduct structure. The ultrasound imaging system and the treatment bed, two of the major components of our HIFU therapy system, are manufactured by GE and a local supplier, Beijing Tianyuan Kehui, respectively, and we purchase other components from other local suppliers. The major components of our ECLIA analyzer are the photon-multiplier, motor drive and various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers. The raw materials of our reagent kits are antibodies and antigens for the production of coated microplate and conjugator, chemicals for the production of reagents, and plastics and packaging such as vacant microplate and bottles. We purchase a portion of our supplies of antibodies and antigens overseas and source the other raw materials from local suppliers.

We generally produce our products based on firm orders from our customers and anticipated additional orders that we are reasonably confident will be obtained. Lead times for raw materials and components vary and depend on the specific supplier and the availability and demand for the raw materials or components. We currently use one or more suppliers for some of our key components for quality control purposes. We source the ultrasound imaging system, one of the major components of our HIFU therapy system, from GE, which produces the ultrasound imaging system based on our specifications. If we are unable to obtain this component from GE, it may be difficult to find an alternate supplier on a timely basis that can provide a replacement system with comparable quality as we require. We believe that we will be able to source most of our other key components from other suppliers if necessary. We do not currently have any long-term supply contracts, and our purchases are made on a purchase order basis.

We have recently streamlined our product assembly process to improve our responsiveness to changes in our business volume by training our employees to assemble multiple components. As our sales fluctuate from month to month, employees with multiple skill sets and multi-tasked teams will allow us to make quicker deliveries while enabling us to more effectively manage our costs.

On November 1, 2005, we obtained a Certificate of Good Manufacturing Practices for Pharmaceutical Products, or the GMP certificate, for the production of IVD reagents. The GMP certificate was issued by the State Drug Administration of China and certifies that our ECLIA manufacturing facilities comply with the requirements of good manufacturing practices for pharmaceutical products. The GMP certificate is valid for a term of five years.

In addition, in 2003 we obtained the registration certificate from the SFDA required for us to sell our HIFU therapy system. This certificate expires in January 2007. We obtained the requisite registration certificates to sell our ECLIA analyzer in March 2005. This certificate expires in 2009.

In addition to the product registration certificates described above, we are required to obtain manufacturing permits and to renew these permits six months prior to the expiration of the original permit. Our manufacturing permit for medical devices, which covers our HIFU system, our ECLIA system and certain of our IVD reagents, expired on December 31, 2005. We renewed this permit in July 2005, and it will expire in 2010. Our manufacturing permit for pharmaceuticals, which covers certain of our IVD reagents, also expired on December 31, 2005. We renewed this permit in January 2006, and it will expire in 2010.

QUALITY CONTROL

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a quality control system in accordance with SFDA regulations. In 2001, we obtained ISO 9001 certification for the production of our HIFU therapy system, which indicates our compliance with recognized international standards for quality control. We inspect components prior to assembly, and inspect and test internally manufactured products both during and after the manufacturing process.

Our quality control team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

CUSTOMER SUPPORT AND SERVICE

We maintain a dedicated team to provide customer support and service for our products. Our customer support and service team is based in Beijing, and it provides on-site and off-site technical and clinical support to hospitals across China upon customer request. As of December 31, 2005, this team consisted of 33 full-time employees, including physicians, biomedical engineers, acoustics engineers, computer science engineers, and service and repair technicians. We plan to build service centers and station service engineers in major cities in China to continue providing good customer support and service as we continue to grow. We believe that our ability to provide good customer support and service is an important part of our business.

We provide training to hospitals that purchase our HIFU therapy system and our ECLIA system. Training sessions are provided directly by us or through larger hospitals that have purchased our product. We offer a two-week training course to hospitals that purchase our HIFU therapy system.

Hospital participants typically include a physician, an ultrasound technician, a nurse and a maintenance engineer. In addition, due to the technical nature of our HIFU therapy system, it is usually necessary for members of our customer support and service team to assist with the installation. Our ECLIA system training is generally only one day long as our ECLIA system is relatively easy and simple to operate.

Each of our HIFU therapy systems and ECLIA analyzers are typically sold with a 12-month unlimited warranty against technical defects. We have experienced a limited number of warranty claims in the past for our HIFU therapy system. As we only began selling our ECLIA analyzer in September 2004, we currently do not have sufficient historical data on the warranty claims for our ECLIA analyzer. Consequently, the costs associated with our warranty claims have historically been relatively low. We do not generally accrue any liability for potential warranty costs at the time of sale. See “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies—Warranty obligations.”

COMPETITION

Rapid product development, technological advances, intense competition and a strong emphasis on proprietary products characterize the industry in which we compete. Our products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products or by technological advances of our current or potential competitors. We face direct competition from a number of publicly traded and privately held companies, including other manufacturers of tumor therapeutic and diagnostic products. Many of our existing and potential competitors have substantially greater financial, research and development, sales and marketing, personnel and other resources than we do and may have more experience in developing, manufacturing, marketing and supporting new products. Competition will intensify as more players enter this field. We believe that an important competitive advantage for a medical technology company is its ability to make continuous investments in research and development and to identify commercially viable technologies and successfully bring the technologies into the market.

Competition for our HIFU therapy system

We face competition both from current manufacturers and new market entrants of HIFU tumor therapy devices. In addition, we face competition from providers of traditional tumor treatment methods including surgery, radiotherapy and chemotherapy and companies developing, marketing and manufacturing alternative tumor therapies such as radio frequency ablation, microwave thermo- coagulation and cryosurgery.

We believe that there are several companies that are currently active in developing HIFU tumor therapy devices and clinical applications. Outside of China, companies making HIFU-related products for the minimally or non-invasive treatment of tumors include EDAP, a company based in France, Focus Surgery, a company based in the United States, and InSightec. EDAP’s Ablatherm® is approved for marketing and distribution in the European Union, Canada, Russia and South Korea and is being tested in a clinical trial in the United States for the treatment of prostate cancer. According to Focus Surgery’s website, Sonablate® 500 is in use in several countries, including China. Focus Surgery’s Sonablate® 500 has the CE mark in Europe, MHW approval in Japan and approval in Australia and Canada for the treatment of prostate diseases. This product is being tested in clinical trials in the United States for the treatment of prostate cancer. InSightec’s ExAblate® 2000 is approved for the marketing and distribution in the United States, Israel, Russia and the European Union Economic Area for the treatment of uterine fibroids and is being tested in clinical trials in the United States for the treatment of several other types of tumors. Except for Focus Surgery, we do not believe that any of the above-mentioned overseas-based companies currently offer or sell their products in China.

In China, our competitors include Chongqing Haifu, which markets and sells the Model-JC Focused Ultrasound Tumor Therapeutic System, or Haifu System, and Shanghai A&S, which markets and sells the HIFUNIT-9000 series Ultrasound Ablation Knife. In addition, Chongqing Haifu recently received European CE Marking, or CE Mark, approval for the Haifu System for the treatment of solid tumors. These products have been approved to treat various types of tumors in China. We are not aware of any publicly available market share data or information on the HIFU tumor therapy devices used in China. Our system has been used to treat over 20,000 patient cases, which we believe to be more than any other HIFU tumor therapy device available in China. We plan to maintain our leadership in the HIFU technology and increase the penetration of our HIFU therapy system in China through a well-planned sales and marketing strategy, as well as through continued development of new applications and enhancements to our existing products.

Competition for our ECLIA system

Currently, the majority of the IVD systems used by small- and medium-size hospitals in China are radioimmunoassay and enzymatic immunoassay systems. In contrast, in the United States and Western Europe the majority of IVD tests are performed with luminescence immunoassay IVD systems. The supply of luminescence immunoassay IVD systems in China is currently dominated by established overseas-based companies such as Abbott Diagnostics, Bayer AG, Beckman Coulter, DPC, PerkinElmer, Johnson & Johnson and Roche Group, and all of which primarily offer automatic systems. These companies often offer their automatic IVD equipment free of charge or sell them at a steep discount to listed price to large hospitals with high patient volumes and rely on sales of reagent kits to generate income for their IVD systems. They also offer their IVD instrument at listed prices to hospitals that do not commit to purchase a fixed quantity of reagent kits. There are a number of China-based manufacturers who also offer luminescence immunoassay systems, but their market shares are small. Most of these China-based manufacturers do not have integrated systems and generally rely on imported reagent kits or equipment. The target market for our semi-automatic ECLIA system consists of approximately 17,500 small- and medium-size hospitals in China. We believe that most of these hospitals do not have sufficient financial means to purchase the more expensive automatic and imported luminescence immunoassay systems or do not have sufficient patient volume, and instead currently use radioimmunoassay and enzymatic immunoassay IVD systems. As a result, we believe we are not currently in direct competition with overseas-based companies that target large hospitals in China. Going forward, we expect that competition will intensify as we start to offer automatic IVD systems to large hospitals in China.

Employees

We had 78, 87 and 137 employees as of March 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, we had 262 employees. The following table sets forth the number of our employees categorized by function as of December 31, 2005.

As of December 31, 2005
Manufacturing and services	85
Research and development	43
General and administration	42
Marketing and sales(1)	59
Customer support and service	33

Total	262

(1)	Includes 40 employees focusing on the sale of our HIFU therapy systems and 19 employees focusing on the sales of our ECLIA systems.

From time to time, we also employ independent contractors to support our marketing and sales and clinical support and research. We plan to hire additional employees for marketing and sales, customer service and manufacturing and assembly as we grow our business. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, which require us to contribute amounts equal to 20%, 10%, 1.5% and 0.8%, respectively, of our employees’ aggregate base salaries to these statutory plans.

Also, in accordance with PRC regulations, we contribute amounts equal to 8%, 4% and 0.8% of our employees’ aggregate base salaries towards a housing fund, a supplemental medical insurance fund and a maternity fund, respectively.

INSURANCE

We maintain insurance coverage from PICC Property and Casualty Company Limited, with an annual aggregate insured amount of RMB4.0 million (US$0.5 million) to cover product liability claims arising from the use of our HIFU therapy system. We also have property insurance coverage from China Pacific Property Insurance Co., Ltd. to cover certain of our fixed assets. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets. See “Risk factors—Risks related to our company—We are subject to product liability exposure and have limited insurance coverage.”

FACILITIES

All of our manufacturing facilities are located in the Beijing Economic-Technological Development Area, where we own two buildings with an aggregate of approximately 10,000 square meters of office, research and development and manufacturing spaces. We own all of our manufacturing facilities. We believe that our existing facilities are adequate to meet our current and foreseeable future requirements.

In September 2005, we entered into a three-year lease for approximately 494 square meters of office space in Beijing, China. We intend to use this office as our headquarters where our management and our sales and marketing team will be located.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Neither we nor any of our directors and executive officers are currently a party to any legal, arbitration or governmental proceedings and we are not aware of any pending or threatened legal, arbitration or governmental proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers as of March 1, 2006.

Name	Age	Position/title
Xiaodong Wu	49	Chairman of the board of directors, chief executive officer
Iain Ferguson Bruce(1)(2)(3)	64	Director
Cole R. Capener(1)	50	Director
Lawrence A. Crum(1)(2)(3)	64	Director
Ruyu Du(3)	70	Director
Minshi (Mike) Shen	41	Director, chief operating officer
Ting (Tina) Zheng	33	Director
Takyung (Sam) Tsang	34	Chief financial officer
Feng (Charles) Zhu	36	Vice president

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nomination committee.

Mr. Xiaodong Wu, our founder, currently serves as our chairman of the board of directors and chief executive officer. Mr. Wu has served on our board of directors since July 2004 and as the chairman of our board of directors since February 2005. Mr. Wu is also a director and the chief executive officer of YDME Beijing, positions he has served since the inception of YDME Beijing in July 1999. Mr. Wu serves on the board of directors of Chengxuan, Beijing Chengxuan, an investment holding company, Beijing Weixiao, a medical technology company, Beijing Jia Chen Hong Biological Technologies Co., Ltd., a medical technology company, and Beijing Wan De Jin Da Industry and Trade Co., Ltd., a property management company. Mr. Wu worked in the foreign investment department of the Jiangxi provincial government from 1990 to 1996. From 1980 to 1989, Mr. Wu worked in Jiangxi Municipal Science and Technology Commission and accumulated extensive experience in assessing and managing hi-tech projects. Mr. Wu is an advisor to Beijing Medical University for technology development projects. Mr. Wu received his bachelor’s degree in Physics from Jiangxi University.

Mr. Iain Ferguson Bruce has served as a member of our board of directors since February 2005. Mr. Bruce is a member of the audit, compensation and nomination committees. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was a Senior Partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 40 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Merchants DiChain (Asia) Ltd., a logistics platform operating company, Paul Y Engineering Group Limited, a construction and engineering company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added services. All of these companies are listed companies on the Hong Kong Stock Exchange. Mr. Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange, and a director of DF China Technology, Inc., a software provider that is traded on Nasdaq OTC Bulletin Board.

Mr. Cole R. Capener has served as a member of our board of directors since June 2005 and is a member of the audit committee. He obtained his law degree, with honors, from The George Washington University National Law Centre in 1981. Thereafter, he practiced law in the New York City office of

Shearman & Sterling and later joined the international law firm of Baker & McKenzie in its Beijing office in 1986. Mr. Capener became a partner in Baker & McKenzie in 1989, and his practice consisted of advising multinational corporate clients doing business in China. In 2001, he left the firm to establish and manage a non-profit, 501(c)(3) corporation, Saving African Families Enterprise, which raises funds to procure antiretroviral medicines for families living with HIV/AIDS in Sub-Saharan African. He currently serves as an independent non-executive director on the board of directors of BMW’s manufacturing joint venture in Shenyang, China, BMW Brilliance Automotive Co. Ltd. He has published a large number of articles on Chinese legal topics. He is admitted to practice law in the states of New York, California and Utah.

Dr. Lawrence A. Crum has served as a member of our Board of Directors since February 2005 and serves as a member of the audit, compensation and nomination committees. Dr. Crum is the director of the Center for Industrial and Medical Ultrasound and a research professor in electrical engineering and bioengineering at the University of Washington in Seattle in United States. He holds a Ph.D. degree in physics from the University of Ohio, has served as the president of the Acoustical Society of America and the International Commission for Acoustics and holds an honorary doctorate degree from the University of Brussels. He has published over 250 articles in professional journals and holds 15 patents.

Mr. Ruyu Du has served as a member of our board of directors since June 2005 and is a member of the nomination committee. Mr. Du joined Peking University People’s Hospital in 1959 as a surgeon and served as the president of the hospital from 1983 until 1998, when he retired. Mr. Du currently serves as a professor of surgery at Peking University, and he is also honorary president of Peking University People’s Hospital. Mr. Du is a member of the Standing Committee of the Chinese Medical Association, a director of the Surgery Society of China Medical Association, and the vice chairman of the Chinese Medical Doctor Association. Mr. Du has been the chief editor for the Chinese Journal of Surgery since 1992 and served as deputy chief editor of the Clinical Journal of General Surgery from 1985 to 1992 and of the Chinese Journal of Experimental Surgery from 1996 to 2000. Mr. Du is the author of over 150 articles published in Chinese and international professional journals. Mr. Du has been a member of the Chinese delegation to the International Society of Surgery since 1998. Mr. Du holds his bachelor’s and master’s degrees in medical surgery from Peking University.

Mr. Minshi (Mike) Shen has served as a member of our board of directors and our chief operating officer since February 2005. Prior to joining us, Mr. Shen worked as the director of marketing and business development in the Greater China area at GE Healthcare, and was responsible for marketing, key accounts management, sales training, telemarketing, communication and business development. In addition, Mr. Shen worked at various other positions at GE Healthcare’s China operation from 1999 to 2005. From 1996 to 1999, Mr. Shen worked as a sales and channel manager at Shell (China) Co., Ltd. Mr. Shen received his bachelor’s degree in English from Tsinghua University and a diploma in management from China-Europe International Business School in Shanghai.

Ms. Ting (Tina) Zheng has served as a member of our board of directors since February 2005. Ms. Zheng also serves as an executive director of the board of directors of Golden Meditech, one of our shareholders, and is responsible for Golden Meditech’s financial and internal control systems. Ms. Zheng holds a bachelor’s degree in accounting from the People’s University of China.

Mr. Takyung (Sam) Tsang joined our company as our chief financial officer in January 2005. Mr. Tsang was an advisor to the company for the areas of accounting and finance from February 2004 to December 2004. Prior to joining us, Mr. Tsang worked as a manager of KPMG Hong Kong from March 2001 to January 2004, and also worked as a manager of Ernst & Young China from January 1999 to February 2001. Mr. Tsang is a member of American Institute of Certified Public Accountants and Hong Kong Institute of Certified Public Accountants. Mr. Tsang received his bachelor’s degree in business administration from Chinese University of Hong Kong.

Mr. Feng (Charles) Zhu joined our company as our vice president for business development and investor relationship in January 2005. Prior to joining us, Mr. Zhu worked as a business development manager for GE Healthcare in China from February 2002 to December 2004, responsible for merger and acquisition projects. From May 2000 to February 2002, Mr. Zhu also worked as a business analyst for a Siemens joint venture in China, advising clients on fund raising projects. Mr. Zhu received his bachelor’s degree in English from Foreign Affairs College in China and his master’s degree in business administration from Texas Christian University.

The business address of our directors and executive officers is China Medical Technologies Inc. at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

OTHER KEY RESEARCH AND DEVELOPMENT PERSONNEL

Mr. Xiaolin Yang joined our company in July 2004 and currently serves as a senior researcher and heads the enhanced chemiluminescence immunoassay research team of YDME Beijing. From September 2001 to July 2004, Mr. Yang was the head of the enhanced chemiluminescence immunoassay research team of Beijing Weixiao. Prior to joining us, he was also a researcher at the PUPH from 1991 to August 2001, where he specialized in chemiluminescence immunoassay studies. Mr. Yang is a council member of scientific advisory board of International Society for Bioluminescence & Chemiluminescence and the vice president of Photobiology Committee of China Biophysics Association. Mr. Yang has published many articles in medical journals and for international symposiums. Mr. Yang received his master’s degree in medical biochemistry and bachelor’s degree in medical studies from Peking University.

Mr. Houqing Zhu joined our company in July 1999 and currently serves as a senior researcher of YDME Beijing. Prior to joining us, Mr. Zhu was the director of the Ultrasonic Transducer Laboratory of the Institute of Acoustics of the Chinese Academy of Sciences from 1986 to 1995, where he specialized in acoustic projects. Mr. Zhu is the vice president of the National Technical Standardization Association of Acoustics in China. Mr. Zhu received an award from the Commission of Science Technology and Industry for National Defense in 1988 and from Beijing Technology Supervision Bureau in 1995. Mr. Zhu has published numerous articles on acoustics studies in professional journals and was a visiting scholar of Rhode Island University in the United States from 1984 to 1985. Mr. Zhu received his bachelor’s degree in Physics from Nanjing University.

Mr. Jinsheng Yu joined our company in July 1999 and currently serves as a senior researcher of YDME Beijing. From 1993 to 1999, Mr. Yu worked in the research center of PUPH, where he specialized in the development of the prototype of our HIFU therapy system. Mr. Yu received his bachelor’s degree in electricity automation from Hefei Polytechnic University.

Mr. Jiang Lan joined our company in July 1999 and currently serves as a senior researcher of YDME Beijing. From 1987 to 1999, Mr. Lan worked in the research center of PUPH, where he specialized in the development of the prototype of our HIFU therapy system. Mr. Lan received his bachelor’s degree in engineering from Hebei Science and Engineering College.

Mr. Zuwen Qian joined our company in April 2001 and currently serves as a senior researcher of YDME Beijing. Prior to joining us, Mr. Qian was a researcher in the Institute of Acoustics of the Chinese Academy of Sciences for over ten years, where he specialized in acoustic projects. Mr. Qian was a council member of the Acoustical Society of China and a member of the American Association for the Advancement of Science. Mr. Qian was also the editor of the Journal of Physics and the Journal of Applied Acoustics in China. Mr. Qian was a visiting scholar of Golangen University in Germany from 1981 to 1982. Mr. Qian received his bachelor’s degree in physics from Nanjing University.

Mr. Xudong Sun joined our company in July 2004 and currently serves as a senior researcher of YDME Beijing. Prior to joining us, Mr. Sun was a researcher of the ECLIA research team of Beijing Weixiao from September 2001 to July 2004. From 1994 to 2001, Mr. Sun held various research and managerial positions in Beijing North Institute of Biological Technology, a major manufacturer of radioimmunoassay and enhanced luminescence immunoassay reagent kits in China. Mr. Sun received his master’s degree and bachelor’s degree in biochemistry from Jilin University.

BOARD OF DIRECTORS

Our board of directors consists of seven members, four of whom are independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Marketplace Rules, as amended from time to time. There are no family relationships between any of our directors and executive officers. Ms. Ting Zheng was appointed to our board of directors in February 2005 in accordance with the shareholders’ agreement then in effect, which provided Golden Meditech the right to designate one member to our board of directors. Under our current shareholders’ agreement, we have no such obligation with any of our shareholders.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has established an audit committee, a compensation committee and a nomination committee.

Audit committee

Our audit committee consists of Mr. Iain Ferguson Bruce, Mr. Cole R. Capener and Dr. Lawrence A. Crum, and is chaired by Mr. Bruce. All of the three directors satisfy the “independence” requirements of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

➢	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

➢	reviewing with our independent auditors any audit problems or difficulties and management’s response;

➢	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

➢	discussing our annual audited consolidated financial statements with management and our independent auditors;

➢	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

➢	annually reviewing and reassessing the adequacy of our audit committee charter;

➢	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

➢	meeting separately and periodically with management and our internal and independent auditors; and

➢	reporting regularly to the full board of directors.

Compensation committee

Our compensation committee consists of Mr. Iain Ferguson Bruce and Dr. Lawrence A. Crum, both of whom satisfy the “independent” requirements of the Nasdaq corporate governance rules. The committee is chaired by Mr. Bruce. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

➢	approving and overseeing the compensation package for our executive officers;

➢	reviewing and making recommendations to the board with respect to the compensation of our directors;

➢	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

➢	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nomination Committee

We established a nomination committee in November 2005. Our nomination committee consists of Mr. Iain Ferguson Bruce, Dr. Lawrence A. Crum and Mr. Ruyu Du, and is chaired by Mr. Bruce. All of the three directors satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nomination committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

➢	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy; and

➢	reviewing annually with the board the current composition of the board in light of the characteristics of independence, qualification, experience and availability of service to us.

DUTIES OF DIRECTORS

Under Cayman Islands and English common law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association.

The	functions and powers of our board of directors include, among others:

➢	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

➢	declaring dividends and distributions;

➢	appointing officers and determining the term of office of officers;

➢	exercising the borrowing powers of our company and mortgaging the property of our company; and

➢	approving the transfer of shares of our company, including the registering of such shares in our share register.

INTERESTED TRANSACTIONS

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

REMUNERATION AND BORROWING

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt or other obligations of our company or of any third party.

QUALIFICATION

There is no shareholding qualification for directors.

TERMS OF DIRECTORS AND OFFICERS

All directors hold office until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Currently, directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. If a director has been appointed by Chengxuan or Golden Meditech, upon written notice to us, such director may be removed and replaced by its respective nominator, at any time for any reason.

With the expiration of the directors’ terms under our articles of association, elections for directors will be held each year on the date of annual general meeting of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended March 31, 2005 and the nine months ended December 31, 2005, the aggregate cash compensation to our directors and executive officers was approximately RMB500,000 (US$62,000) and RMB1.5 million (US$0.2 million), respectively. The aggregate amount set aside or accrued to provide retirement, pension or other similar benefits for our executive officers and key employees was approximately RMB10,000 (US$1,239) for the fiscal year ended March 31, 2005 and RMB30,000 (US$3,717) for the nine months ended December 31, 2005. During the fiscal year ended March 31, 2005, we granted options to acquire an aggregate of 400,000 of our ordinary shares to two of our directors. During the nine months ended December 31, 2005, we granted options to acquire an aggregate of 400,000 of our ordinary shares to two other directors. If we terminate an executive officer without cause, we are required to pay compensation equal to nine months of the executive officer’s salary. Except for directors who are also executive officers, none of our directors receive benefits upon termination.

INDEMNIFICATION

We have entered into indemnification agreements with each of our directors under which we agree to indemnify each of them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses (including attorney’s fees) incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. We have obtained directors and officers insurance providing indemnification for our directors for certain liabilities.

STOCK OPTIONS

Our board of directors has adopted a stock option plan on February 1, 2005. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

We have reserved an aggregate of 30,000,000 of our ordinary shares for issuance under our 2005 stock option plan. As of December 31, 2005, options to purchase an aggregate of 800,000 of our ordinary shares were issued and outstanding.

Termination of options

Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of services with us, or the recipient’s disability or death, the options will terminate to the extent any is not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration

Our stock option plan is administered by an administrative committee designated by our board of directors. The administrative committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Vesting schedule

One-third of the options to be granted under our stock option plan vest one year after a specified vesting commencement date. Another one-third of the options vest 18 months after the specified vesting commencement date. The remaining one-third vest two years after the specified vesting commencement date. The vesting schedule is subject to the optionee continuing to be a service provider of our company on each of such dates.

Option agreement

Options granted under our stock option plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements by reason of death, disability or otherwise, as determined by our board. In addition, the option agreement also provides that options granted under each plan are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Option exercise

The term of options granted under the 2005 stock option plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the stock option plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our stock option plan, or any combination of the foregoing methods of payment.

Third-party acquisition

If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding stock options or share purchase rights will be assumed or equivalent stock options or share purchase rights will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the stock options or share purchase rights, all stock options or share purchase rights will become fully vested and exercisable immediately prior to such transaction and all unexercised options will terminate unless, in either case, the options are assumed by the successor corporation or its parent.

Termination of plans

Unless terminated earlier, the 2005 stock option plan will expire in 2010. Our board of directors has the authority to amend or terminate our stock option plan subject to shareholder approval to the extent necessary to comply with applicable law and regulations. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrative committee, or (ii) affect the stock option plan administrative committee’s ability to exercise the powers granted to it under our stock option plan.

The following table summarizes the outstanding options that we granted to four of our directors under our 2005 stock option plan as of December 31, 2005:

Name	Number of shares to be issued upon exercise of options	Per share exercise price (in US$)		Date of grant	Date of expiration
Iain Ferguson Bruce	200,000	US$	1.36	March 14, 2005	December 31, 2009
Lawrence A. Crum	200,000	US$	1.36	March 14, 2005	December 31, 2009
Cole R. Capener	200,000	US$	1.50	August 8, 2005	December 31, 2009
Ruyu Du	200,000	US$	1.50	August 8, 2005	December 31, 2009

Total	800,000

These options vest in thirds at each of 12, 18 and 24 months after the grant date.

Principal and selling shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 21, 2006 by each person known to us to be the beneficial owner of at least 5% of our ordinary shares, each of our directors, each of our named executive officers, and all executive officers and directors as a group. As of March 21, 2006 we had 273,600,001 ordinary shares outstanding.

A total of up to 4,000,000 ADSs representing 40,000,000 ordinary shares are being offered for sale by the selling shareholders listed below. The following table also provides information about each selling shareholder, including:

➢	the number and percentage of ordinary shares each selling shareholder owns as of March 21, 2006;

➢	the number of shares offered for sale by each selling shareholder by this prospectus; and

➢	the number and percentage of outstanding shares each selling shareholder will own after the offering, assuming all shares covered by this prospectus are sold and assuming no exercise of the underwriters’ over-allotment option.

We will not receive any of the proceeds from this offering.

We believe that all the persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. Beneficial ownership exists when a person has the power to either vote or sell common stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days of the applicable date, whether upon the exercise of options or otherwise. The numbers contained in the following table and the footnotes thereto include shares issuable upon exercise of options that have vested or that will vest by May 16, 2006.

Except for and to the extent of the shareholdings set forth below, we are not controlled by any other entity.

Except as otherwise noted below, the address for each person listed in the table is No. 24 Yong Chang North Road, Beijing Economic Technological Development Area, Beijing 100176, People’s Republic of China.

	Ordinary shares beneficially owned prior to this offering(1)		Ordinary shares being sold in this offering	Ordinary shares beneficially owned after this offering(1)
	Number	%	Number	Number	%
Directors and executive officers:
Xiaodong Wu(2)(8)	90,020,001	32.9	4,000,000	86,020,001	31.4
Iain Ferguson Bruce(3)	66,666	*	—	66,666	*
Lawrence A. Crum(4)	66,666	*	—	66,666	*
Cole R. Capener(5)	0	*	—	0	*
Ruyu Du(6)	0	*	—	0	*
All directors and executive officers as a group(7)	90,153,333	32.9	4,000,000	86,153,333	31.5

Principal and selling shareholders:
Chengxuan International Ltd.(8)	90,020,001	32.9	4,000,000	86,020,001	31.4
Golden Meditech (BVI) Company Ltd.(9)	50,000,000	18.3	20,000,000	30,000,000	11.0
General Electric International Operations Company, Inc.(10)	39,980,000	14.6	16,000,000	23,980,000	8.8
FMR Corp.(11)	19,500,000	7.1	—	19,500,000	7.1

*	Indicates less than 1%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes shares as to which the indicated person holds voting or investment power with respect to the securities.

(2)	Mr. Wu holds his shares through Chengxuan International Ltd.

(3)	Represents ordinary shares issuable upon exercise of options held by Mr. Bruce that are exercisable within 60 days of March 21, 2006. In addition, Mr. Bruce holds options to acquire 133,334 ordinary shares, none of which are exercisable within 60 days of March 21, 2006.

(4)	Represents ordinary shares issuable upon exercise of options held by Mr. Crum that are exercisable within 60 days of March 21, 2006. In addition, Mr. Crum holds options to acquire 133,334 ordinary shares, none of which are exercisable within 60 days of March 21, 2006.

(5)	Mr. Capener holds options to acquire 200,000 ordinary shares, none of which are exercisable within 60 days of March 21, 2006.

(6)	Mr. Du holds options to acquire 200,000 ordinary shares, none of which are exercisable within 60 days of March 21, 2006.

(7)	Includes ordinary shares issuable upon exercise of options beneficially held by all of our directors and executive officers as a group.

(8)	Chengxuan International Ltd., a British Virgin Islands company, is owned by Mr. Xiaodong Wu. The address for Chengxuan is The Mill Mall, PO Box 92, Road Town, Tortola, British Virgin Islands.

(9)	Golden Meditech (BVI) Company Ltd., a British Virgin Islands company, is a wholly owned subsidiary of Golden Meditech Company Limited, a public company listed on the Hong Kong Stock Exchange. The address for Golden Meditech is PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(10)	General Electric International Operations Company, Inc., a Delaware company, is a wholly owned subsidiary of General Electric Company, a public company listed on the New York Stock Exchange. The address for General Electric International Operations Company is Corporate Trust Center, 1209 Orange Street, Wilmington, DE 19801.

(11)	Based on information derived from a beneficial ownership report filed by FMR Corp. with the SEC on Schedule 13G on February 14, 2006. The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.

In connection with this offering, Neon Liberty and Chengxuan have granted to the underwriters an option to purchase in the aggregate 600,000 ADSs to cover over-allotments, if any, within 30 days of the date of this prospectus. The following table shows the number and percentage of our ordinary shares currently owned by Neon Liberty and Chengxuan, the number of our ordinary shares subject to this option and the number and percentage of our ordinary shares that will be beneficially owned by these shareholders after this offering, assuming that the underwriters exercise this option in full:

	Ordinary shares beneficially owned prior to this offering		Ordinary shares subject to option	Ordinary shares beneficially owned after this offering
Name	Number	%	Number	Number	%
Neon Liberty(1)	9,999,999	3.7%	3,000,000	6,999,999	2.6%
Chengxuan International Ltd.	90,020,001	32.9%	3,000,000	83,020,001	30.3%

(1)	Of the 9,999,999 shares held by the Neon Liberty funds, 6,611,764 shares are held by Neon Liberty Emerging Markets Fund Ltd., an exempted company organized and existing under the laws of the Cayman Islands, 2,611,765 shares are held by Neon Liberty Emerging Market Fund LP, a limited partnership organized and existing under the laws of the State of Delaware in the United States, and 776,470 are be held by Neon Liberty Greater China Fund Ltd., an exempted company organized and existing under the laws of the Cayman Islands. Neon Liberty Capital Management LLC is a limited liability company organized and existing under the laws of the State of Delaware in the United States. By virtue of its position as the investment manager of each of the Neon Liberty funds, Neon Liberty Capital Management LLC may be deemed to have beneficial ownership of the ordinary shares held by each Neon Liberty fund. The managers of Neon Liberty Capital Management LLC are Messrs. Satyen Mehta, Alejandro Baez-Sacasa and Fang Zheng (collectively, the “Neon Managers”). Investment decisions with respect to the portfolio securities of each of the Neon Liberty funds, including the ordinary shares held by each of the Neon Liberty funds, are made upon a majority vote of such Neon Managers. As a result, none of the Neon Managers may individually be deemed to be a beneficial owner of such shares. The address of Neon Liberty Capital Management LLC is 230 Park Avenue suite 865, New York, NY 10169.

In August 2005, we sold an aggregate of 7,360,000 ADSs, representing 73,600,000 ordinary shares, in our initial public offering. Since August 10, 2005, our ADSs have been quoted for trading on the Nasdaq National Market under the symbol “CMED.”

As of February 27, 2006, we had 7,360,000 ADSs, representing 73,600,000 ordinary shares, outstanding, all of which were held by four record holders in the United States.

As of the date of this prospectus, other than an aggregate of 14.6% of our outstanding shares held by GE, a United States corporation, as set forth in the table above, none of our outstanding ordinary shares is held in the United States. Immediately after this offering, GE’s shareholding in our company will decrease to 8.8% as a result of its sale of a portion of its shareholding in this offering. Our ordinary shares underlying the ADSs quoted on the Nasdaq National Market are held in Hong Kong by the custodian, Citibank, N.A., Hong Kong Branch, on behalf of Citibank, N.A., the depositary.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related party transactions

After the completion of our initial public offering on August 15, 2005, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since April, 2002.

PRIVATE PLACEMENTS

In March 2003, our predecessor and directly wholly owned subsidiary, YDME Beijing, issued in a private placement 10,065,000 ordinary shares to GE and 16,775,000 ordinary shares to Golden Meditech at a cash purchase price of US$0.296 per share, and GE and Golden Meditech became 15% and 25% shareholders of YDME Beijing, respectively. We created a holding company structure by incorporating China Medical Technologies, Inc. in the Cayman Islands in July 2004. Through a corporate reorganization, YDME Beijing became our wholly owned subsidiary in January 2005. As part of the corporate reorganization, each of the then shareholders of YDME Beijing, Chengxuan, GE and Golden Meditech subscribed for 110,020,000, 39,980,000 and 50,000,000 of our ordinary shares, respectively, in exchange for their respective ownership interests in YDME Beijing. As of July 14, 2005, Chengxuan, GE and Golden Meditech held 55.01%, 19.99% and 25%, respectively, of our outstanding ordinary shares.

TRANSACTIONS WITH GE

GE became a shareholder of YDME Beijing and a distributor of our HIFU therapy system in April 2003. In January 2005, GE became our shareholder. For the fiscal years ended March 31, 2004 and 2005 and the nine months ended December 31, 2005, sales of our HIFU therapy system to GE amounted to RMB12.0 million and RMB4.1 million (US$0.5 million) and RMB2.0 million (US$0.2 million), respectively, which accounted for 12.0%, 1.9% and 1.3% of our revenues, respectively. Sales of our HIFU therapy system to GE were generally at prices lower than those charged to third parties.

In addition, we purchase the ultrasound imaging system, one of the major components of our HIFU therapy system, from GE. Under the exclusive supply agreement between GE and us, as long as GE holds 5% or more of our ordinary shares, GE is entitled to be the sole supplier of the ultrasound imaging system. For the fiscal years ended March 31, 2003 and 2004, our purchases of the ultrasound imaging system from GE amounted to RMB9.3 million and RMB6.8 million respectively. We purchased GE’s ultrasound imaging system through an import company in an amount of RMB34.7 million (US$4.3 million) and RMB24.8 million (US$3.1 million) for the fiscal year ended March 31, 2005 and for the nine months ended December 31, 2005, respectively.

In April 2004, we entered into a service agreement with GE under which we agreed to provide repair services for medical equipment GE sold to its customers in China. Under the service agreement, GE agreed to reimburse all expenses we incur in connection with our repair services. In addition, we also charge GE a service fee equal to 10% of expenses we incurred in connection with our repair services. As of March 31, 2005 and December 31, 2005, net cash advanced to us by GE in relation to our repair services amounted to RMB421,000 (US$52,000) and Nil, respectively. These advances were unsecured, non-interest bearing and repayable within one year. We generated repair service income in the amount of RMB3,000 (US$400) and RMB65,000 (US$8,000) under the service agreement for respective periods. The service agreement expired, and we discontinued providing these services, as of December 31, 2005.

TRANSACTIONS WITH BEIJING CHENGXUAN

We have historically made cash advances to Beijing Chengxuan. Beijing Chengxuan is our affiliated company that is controlled by Mr. Xiaodong Wu, our chairman, chief executive officer and major shareholder. During the fiscal years ended March 31, 2003, 2004 and 2005, we advanced an aggregate of RMB5.0 million, Nil and Nil, respectively, to Beijing Chengxuan to fund its working capital requirements. These advances were unsecured, non-interest bearing and had no fixed terms of repayment. Beijing Chengxuan made repayments of RMB6.2 million, RMB5.0 million and Nil in the fiscal years ended March 31, 2003, 2004 and 2005, respectively. These repayments settled all advances we had made to Beijing Chengxuan, including advances made before fiscal year ended March 31, 2003. We do not intend to make any cash advance to Beijing Chengxuan in the future.

TRANSACTIONS WITH BEIJING WEIXIAO

We have historically conducted a number of substantial transactions with Beijing Weixiao. Beijing Weixiao is our affiliated company that is controlled by Mr. Xiaodong Wu.

In February 2004, we signed a purchase agreement with Beijing Weixiao for the purchase of a building to be used as our office, manufacturing facilities and research and development center for RMB64.8 million (US$8.0 million). A prepayment of RMB60.0 million (US$7.4 million) was made to Beijing Weixiao in March 2003 and the remaining RMB4.8 million (US$0.6 million) was paid in April 2004.

In August 2004, we acquired the ECLIA technology from Beijing Weixiao. Under the acquisition agreement, we agreed to pay Beijing Weixiao a total purchase price of RMB250.0 million (US$30.9 million) before September 30, 2005 for the ECLIA technology, related inventories and a noncompete commitment. We made payments of RMB80.0 million (US$9.9 million), RMB12.0 million (US$1.5 million), RMB8.0 million (US$1.0 million), RMB50.0 million (US$6.2 million) and RMB100.0 million (US$12.4 million) in September 2004, December 2004, February 2005, March 2005 and September 2005, respectively.

We have historically made cash advances to Beijing Weixiao. During the fiscal years ended March 31, 2003, 2004 and 2005, we advanced an aggregate of RMB6.0 million, RMB12.0 million and Nil, respectively, to Beijing Weixiao to fund its working capital requirements. Theses advances were unsecured, non-interest bearing and have no fixed terms of repayment. Beijing Weixiao made payments of RMB6.5 million, RMB30.1 million and RMB99,000 (US$12,000) in the fiscal years ended March 31, 2003, 2004 and 2005, respectively. These repayments settled all advances we had made to Beijing Weixiao, including advances made before the fiscal year ended March 31, 2003. We do not intend to make any cash advance to Beijing Weixiao in the future.

TRANSACTIONS WITH CHENGXUAN

Chengxuan International Ltd., or Chengxuan, is one of our shareholders and controlled by Mr. Xiaodong Wu, the chairman of our board of directors and our chief executive officer. Chengxuan paid RMB2.3 million (US$0.3 million) in cash on our behalf during the fiscal year ended March 31, 2005 to settle expenses we incurred in connection with the preparation of our initial public offering and our operating activities. These amounts were unsecured, non-interest bearing and have no fixed terms of repayment. We intend to repay these amounts with cash generated from our operating activities.

SHAREHOLDERS’ AGREEMENTS

In connection with the March 2003 private placement, YDME Beijing entered into a shareholders’ agreement with all of its nine shareholders. This agreement provided for certain matters relating to the management of YDME Beijing. Under this agreement, the board of directors of YDME Beijing would consist of nine directors. Each of Beijing Chengxuan, PUPH and Golden Meditech was entitled to designate two directors, and Beijing Boda Technology Investment and Development Co., Ltd. was entitled to designate one director. In addition, Beijing Chengxuan was entitled to nominate two independent directors, and a representative of GE was entitled to attend all board meetings in a nonvoting capacity.

In May 2004, in connection with Beijing Chengxuan’s acquisition of ownership interests in YDME Beijing held by certain minority shareholders, the remaining shareholders of YDME Beijing, Beijing Chengxuan, Golden Meditech and GE, adopted a revised memorandum and articles of association, which superseded the March 2003 shareholders’ agreement. Under the revised memorandum and articles of association, which became effective as of June 2004, the board of directors of YDME Beijing would consist of three directors. Each of Beijing Chengxuan, Golden Meditech and GE was entitled to designate one director. As a result, Golden Meditech and GE, which held equity interests of 25% and 15%, respectively, in YDME Beijing, effectively had an equal voting power to make significant decisions expected to be made in the ordinary course of YDME Beijing’s business operations. The shareholders believed that the delegation of the decision-making authority to the board was necessary to protect the interests of minority shareholders and to enhance corporate governance.

In January 2005, we and Chengxuan, Golden Meditech and GE entered into an equity transfer agreement by which YDME Beijing was restructured as our wholly owned subsidiary. In January 2005, we and Chengxuan, Golden Meditech and GE, entered into a shareholders’ agreement. In June 2005, we and these shareholders entered into a new shareholders’ agreement, which replaced the January 2005 shareholders’ agreement upon completion of our initial public offering. Under the June 2005 shareholders’ agreement:

➢	A representative of GE may attend all of our board meetings in a non-voting capacity.

➢	GE and Golden Meditech and their respective affiliates will have complete access to, and full use of, clinical data of our subsidiary, YDME Beijing, relating to clinical cases from hospitals, other medical institutions and medical professionals using our HIFU therapy system in connection with their business, provided that we have first obtained the necessary consent. Such clinical data include hospital survey information, medical records, test reports and imaging records before and after treatment using our HIFU therapy system.

➢	If any of Chengxuan, Golden Meditech and GE is offered a business opportunity that is primarily based in China and that competes with our HIFU business, it will provide us with notice of its intention to pursue such business opportunity and use reasonable efforts to enable us to participate in such project if we express an interest in doing so.

➢	We will provide GE with notice of our intention to undertake any HIFU-related project, including, among other things:

➢	any project relating to any joint venture between us and InSightec;

➢	any expansion of our existing HIFU production facilities; or

➢	any development of new HIFU facilities anywhere in the world.

In addition, we will use reasonable efforts to enable GE to participate in such project if GE expresses an interest in doing so.

➢	We have also granted GE a right of first refusal to act as the sole and exclusive distributor of our HIFU therapy system outside China. In the event that we sell or otherwise transfer all or substantially all of our assets or HIFU business, or as a result of a merger, we are no longer a surviving company, we will cause the transferee or the surviving company of the merger, as the case may be, to honor GE’s right of first refusal. We will also cause the transferee or the surviving company to continue purchasing the ultrasound imaging system from GE.

These rights and obligations may be terminated by written agreement among Chengxuan, Golden Meditech and GE. If any of Chengxuan’s, Golden Meditech’s and GE’s ownership interest in our company falls below 5% of our outstanding shares, calculated on a fully diluted basis, such shareholder will cease to be a party to the June 2005 shareholders’ agreement and will no longer have any rights or obligations under that agreement. Immediately upon completion of this offering, Chengxuan’s ownership interest will be approximately 31.4%, Golden Meditech’s ownership interest will be approximately 11.0%, and GE’s ownership interest will be approximately 8.8%.

REGISTRATION RIGHTS

We entered into a registration rights agreement in January 2005 with Golden Meditech, GE and Green Wall. In February 2005, Asset Managers and Neon Liberty also became parties to the registration rights agreement as a result of the assignment of the registration rights in connection with their purchases of portions of the exchangeable note from Green Wall. Under the registration rights agreement, holders of shares having registration rights can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Demand registration rights

At any time after the specific lock-up periods in connection with our initial public offering have expired, the holders of at least 15% of shares subject to registration rights can demand, on up to four occasions, that we file a registration statement covering the offer and sale of their securities. Under the demand registration provisions, we have the ability to delay, for a period of up to 90 days, the filing of a registration statement if we have a valid business reason to do so, provided that we may not utilize this right more than once in any 12 month period. Additionally, at any time beginning one year after our initial public offering, if we are eligible to file a registration statement on Form F-3 or S-3, any holder of shares having registration rights has the right to demand that we file a registration statement under Form F-3 or S-3.

Piggyback registration rights

If we register any security for public sale, shareholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of registration

We will pay all expenses relating to any demand or piggyback registration, other than broker’s commission or underwriters’ discounts or commissions, relating to registration and sale of securities being registered pursuant to the registration rights described above. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the requesting shareholders, subject to limited exceptions.

Stock Options

See “Management—Stock options.”

Chinese government regulations

Our HIFU therapy system and ECLIA analyzer are medical devices and are subject to regulatory controls governing medical devices. Reagents used for IVD testings are divided into the categories of biological reagents and chemical and bio-chemical reagents. Biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, while chemical and bio- chemical reagents are subject to regulatory controls similar to those governing medical devices. As a manufacturer of medical equipment and supplies we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the State Food and Drug Administration, or the SFDA. We are also subject to other government laws and regulations which are applicable to manufacturers in general. SFDA requirements include obtaining production permits, compliance with clinical testing standards, manufacturing practices, quality standards, applicable industry standards and adverse event reporting, and advertising and packaging standards.

CLASSIFICATION OF MEDICAL DEVICES

In China, medical devices are classified into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a manufacturer needs to obtain a production permit and the level of regulatory authority involved in obtaining such permit. Classification of a device also determines the types of registration required and the level of regulatory authority involved in effecting the registration.

Class I devices are those with low risk to the human body and are subject to “general controls.” Class I devices are regulated by the city level food and drug administration where the manufacturer is located. Class II devices are those with medium risk to the human body and are subject to “special controls.” Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices, and are regulated by the SFDA under the strictest regulatory control.

Our HIFU therapy system is classified as a Class III device, and it therefore is subject to all regulatory controls governing Class III medical devices, as well as special regulations governing HIFU medical devices. Our ECLIA analyzers are classified as Class II or Class III devices.

PRODUCTION PERMIT

A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacture of Class II or Class III medical devices. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of our HIFU therapy system and our ECLIA analyzer will expire on July 3, 2010. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit.

REGISTRATION REQUIREMENTS

Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires manufacturers to apply for and to obtain in advance a favorable inspection result for the device from a third party inspection center recognized by the SFDA. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the manufacturer may begin the clinical trial. A registration application for a Class II or Class III device must provide certain pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, and the SFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of the notification. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

Clinical trials for our HIFU therapy system are also subject to SFDA regulation governing HIFU medical devices. Under these regulations, the minimum clinical trial period for a HIFU medical device is one year, with a minimum of 100 subjects participating and utilizing a minimum of two units of the HIFU medical device. Compliance with SFDA regulations on clinical investigations also includes satisfactory clinical reports from a minimum of two institutions which participated in the clinical trial, proper labeling of the device, obtaining informed consent from each subject, and compliance with monitoring and record-keeping requirements.

The SFDA occasionally changes its policies, adopts additional regulations, revises existing regulations or tightens enforcement, each of which could block or delay the approval process for a medical device. For example, in November 2001, the SFDA adopted regulations requiring additional clinical trials to be conducted if a manufacturer of HIFU medical devices seeks to increase the types of tumors its device is approved to treat. A 2003 regulation further specifies that a 100-patient clinical trial is required before any medical device can be approved for commercial production.

We received SFDA approval for our first generation HIFU therapy system in September 1999 for the treatment of solid tumors in the pelvic cavity and the abdominal cavity. Solid tumors in the pelvic cavity include bladder, uterine, prostate and rectal tumors, uterine fibroids and prostate hypertrophy. Solid tumors in the abdominal cavity include pancreatic, rear abdominal, liver and kidney tumors and metastasis tumors of the abdominal lymph node. We discontinued the production of our first generation HIFU therapy system in December 2002. Although the September 1999 approval expired on May 24, 2004, it is still valid for all units of our first generation HIFU therapy system that were sold to hospitals before our approval expired. In January 2003, we received SFDA approval for our second generation HIFU Therapy system for the treatment of liver tumors, breast tumors, kidney tumors, solid tumors in the pelvic cavity, tumors in the four limbs or superficial tissues and solid tumors on bone. This approval is valid until January 24, 2007, and we do not believe it will be difficult for us to renew this approval.

Beijing Weixiao received SFDA approval for our ECLIA analyzer in February 2004. After our ECLIA acquisition, we applied for the transfer of the SFDA approval to us and completed the transfer in March 2005. The SFDA approval we have obtained is valid from March 21, 2005 to March 20, 2009 and we do not believe it will be difficult for us to renew this approval.

REGULATION OF IVD REAGENTS

Under a regulation enacted by the SFDA in September 2002, IVD reagents are divided into the categories of biological reagents and chemical and bio-chemical reagents. Biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, while chemical and bio-chemical reagents are subject to regulatory controls similar to those governing medical devices.

A manufacturer of pharmaceutical products must obtain a production permit from the food and drug administration at the provincial level. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of reagents will expire on July 3, 2010. To renew the production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit. In addition, pharmaceutical manufacturing operations are also subject to periodic re-inspection and must comply with applicable quality regulations.

Prior to selling a pharmaceutical product, a manufacturer must obtain both SFDA registration of, and SFDA approval for, the product it plans to sell. The registration process starts with submitting a registration dossier to the SFDA. The registration dossier contains primarily detailed information concerning the effectiveness and quality of the reagent. It also contains details concerning the manufacturing process and the production facilities. The registration process can last a few months and the timing depends on the nature of the pharmaceutical product under review, the quality of the data and the general efficiency of the SFDA. The approval process involves the detailed examination of the testing, effectiveness, labeling, manufacturing and marketing of pharmaceutical products by the SFDA. We currently sell a total of 38 reagents in China. Of these 38 reagents, 18 are covered by 20 registration certificates (two reagents are registered both as pharmaceuticals and medical devices). Of these 20 registration certificates, 15 are in our name and five have been issued in the name of Beijing Weixiao, rather than in our name, and their names have not yet been changed as required by regulation. We are in the process of transferring four of these five certificates to us. The fifth certificate remaining in Beijing Weixiao’s name relates to a reagent that had initially been registered both as a medical device and as a pharmaceutical. We have transferred the registration as a medical device to our name, but do not intend to transfer the registration as a pharmaceutical. Of the 20 reagents we currently sell for which we do not have registration certificates, we have submitted registration applications for 15.

Thus, although regulations require that both SFDA registration and approval be obtained before a biological reagent kit is sold and SFDA registration be obtained before a chemical or bio-chemical reagent kit is sold, we have sold many of our reagent kits without required registrations and/or approvals. In addition, we believe that many reagent kits sold in China, including some manufactured by our overseas-based competitors, are also sold without required registrations and/or approvals. Although no enforcement action by the SFDA has been brought against us to date, we cannot assure you that enforcement actions will not be brought against us or such enforcement actions, if brought, will not have a retroactive effect on us. These enforcement actions could result in fines, injunctions and civil penalties, recall or seizure of our products, the imposition of operating restrictions, partial suspension and complete shutdown of production and criminal prosecution. See “Risk factors—Risks related to our industry—In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China…” and “Risk factors—Risks related to doing business in China—Future changes in laws, regulations or enforcement policies in China could adversely affect our business.”

In October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for biological IVD reagents. As a result, all manufacturers of biological IVD reagents were obligated to meet GMP standards by January 1, 2006. We are currently in compliance with such GMP requirements and obtained GMP certification for our ECLIA system in November 2005. This GMP certification is valid until October 2010.

CONTINUING SFDA REGULATION

We are subject to continuing regulation by the SFDA. In the event of significant modification to an approved medical device, its labeling or its manufacturing process, a new pre-market approval or pre-market approval supplement may be required. Our HIFU therapy system and our ECLIA analyzer are subject to, among others, the following regulations:

➢	SFDA’s quality system regulations, which require manufacturers to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

➢	medical device reporting regulations, which require that manufacturers report to the SFDA certain types of adverse reactions and other events involving their products; and

➢	SFDA’s general prohibition against promoting products for unapproved uses.

Class II and III devices may also be subject to special controls applicable to them, such as supply purchase information, performance standards, quality inspection procedures and product testing, which may not be required for Class I devices. We believe we are in compliance with the applicable SFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the SFDA changes or modifies its existing regulations or adopts new requirements.

We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions, such as:

➢	fines, injunctions and civil penalties;

➢	recall or seizure of our products;

➢	the imposition of operating restrictions, partial suspension or complete shutdown of production; and

➢	criminal prosecution.

OTHER NATIONAL AND PROVINCIAL LEVEL LAWS AND REGULATIONS

We are subject to changing regulation under many other laws and regulations administered by governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

Laws regulating medical device manufacturers and hospitals cover a broad array of subjects. For example, regulations control the confidentiality of patient medical information and the circumstances under which patient medical information may be released for inclusion in our databases, or released by us to third parties. These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future.

We must also comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

REGULATION OF FOREIGN CURRENCY EXCHANGE AND DIVIDEND DISTRIBUTION

Foreign currency exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

➢	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

➢	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, companies in China with foreign investments, such as YDME Beijing, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.

Dividend distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

➢	Wholly Foreign Owned Enterprise Law (1986), as amended; and

➢	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to set aside certain amounts out of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

Regulation of foreign exchange in certain onshore and offshore transactions

In January and April 2005, the SAFE issued two rules that require PRC residents to register with and receive approvals from the SAFE in connection with their offshore investment activities. The SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by the SAFE in January and April 2005 mentioned above.

According to Notice 75:

(i)	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

(ii)	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (a) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (b) the completion of any overseas fund raising by such offshore company; and

(iii)	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (a) an increase or decrease in its capital, (b) a transfer or swap of shares, (c) a merger or division, (d) a long-term equity or debt investment, or (e) the provision of a guarantee to third parties.

Moreover, Notice 75 applies retroactively and to indirect shareholdings. As a result, PRC residents who have established or acquired direct or indirect control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As of July 11, 2005, Mr. Xiaodong Wu, who is the shareholder of Chengxuan and a PRC resident and subject to the above registration requirements, had made the required SAFE registration in respect of his investment in Chengxuan and in our company. However, the change in Chengxuan’s shareholding in our company as a result of our initial public offering and equity transactions thereafter, including this offering, as well as the establishment of CMED Technologies Ltd. and CMED Diagnostics Ltd., our two wholly owned subsidiaries incorporated in the British Virgin Islands in January 2006, are still subject to amendment registration with SAFE. Mr. Xiaodong Wu has advised us that he will submit prior to the March 31, 2006 deadline the application for the required amendment to his SAFE registration in connection with our initial public offering, and will submit the required amendment in connection with this offering within 30 days of this offering. However, Mr. Wu has advised us that he does not intend to submit a SAFE registration in connection with the establishment of the two entities in the British Virgin Islands.

As a result of the lack of implementing rules and other uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will complete the necessary approval and registration procedures required by the SAFE regulations.

COMPANY LAW

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law, which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liability companies and companies limited by shares. It is expected that the PRC Law of Wholly Foreign-owned Enterprises, or the WFOE Law, and its implementing regulations will be amended accordingly in order to align the WFOE Law with the amendments to the PRC Company Law. YDME Beijing is governed by both the PRC Company Law and the WFOE Law and their implementing regulations, and we believe that YDME Beijing will be able to benefit from a more flexible and business friendly company law regime under the new PRC Company Law. For example, the amended PRC Company Law eliminated a restriction which limited the amount of equity investments a company could make to a maximum of 50% of such company’s net assets. With the removal of this restriction, YDME Beijing may have increased flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited liability companies. As a result, YDME Beijing may acquire 100% of the equity interest in a PRC limited liability company and become the sole shareholder of such limited liability company.

Description of share capital

We are an exempted Cayman Islands company with limited liability, and our affairs are governed by our articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, par value of US$0.10 each. As of March 21, 2006, there were 273,600,001 ordinary shares issued and outstanding.

The following are summaries of material provisions of our articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

ORDINARY SHARES

General

All of our outstanding ordinary shares are, and the ordinary shares to be issued in connection with this offering will be, fully paid and non-assessable. The ordinary shares are issued in registered form. Holders of ordinary shares are entitled to receive share certificates. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our articles of association.

Transfer of ordinary shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

➢	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

➢	the instrument of transfer is in respect of only one class of ordinary shares;

➢	the instrument of transfer is properly stamped, if required;

➢	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

➢	the ordinary share transferred is free of any lien in favour of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of ordinary shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our articles of association.

Variations of rights of shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited consolidated financial statements. See “Where you can find additional information.”

Changes in capital

We may from time to time by ordinary resolutions:

➢	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

➢	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

➢	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

➢	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

DIFFERENCES IN CORPORATE LAW

The Companies Law is modeled after English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

➢	the statutory provisions as to the dual majority vote have been met;

➢	the shareholders have been fairly represented at the meeting in question;

➢	the arrangement is such that a businessman would reasonably approve; and

➢	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted (within four months) by holders of 90.0% of the shares affected, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the company itself will normally be the proper plaintiff in actions against directors, and derivative actions may not generally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

➢	a company acts or proposes to act illegally or ultra vires;

➢	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

➢	those who control the company are perpetrating a “fraud on the minority.”

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our articles of association allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors can be removed with cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or upon written notice by the shareholder who nominated such director any time for any reason.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our articles of association, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our articles of association may only be amended with the vote of holders of two- thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association permits indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

We have obtained directors and officers insurance providing indemnification for our directors for certain liabilities.

Anti-takeover provisions in the articles of association

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

HISTORY OF SHARE ISSUANCES

Our predecessor and directly wholly owned subsidiary YDME Beijing was co-founded in July 1999 by Beijing Chengxuan (with 70% equity interest) and PUPH (with 30% equity interest). In November 2000, Beijing Chengxuan purchased 20% of PUPH’s ownership interest in YDME Beijing for RMB10 million and subsequently sold 32% of its ownership interests in YDME Beijing to five additional investors for RMB24.7 million. In March 2003, through a private placement, YDME Beijing issued 16,775,000 and 10,065,000 ordinary shares to Golden Meditech and GE, for 25% and 15% ownership interests, respectively, in YDME Beijing. In June 2004, Beijing Chengxuan acquired 25.2% ownership interests of YDME Beijing from PUPH and the group of five investors for RMB42.1 million (US$5.2 million), after which the ownership interests of Beijing Chengxuan, Golden Meditech and GE in YDME Beijing became 60%, 25% and 15%, respectively. In June 2004, Chengxuan acquired all of Beijing Chengxuan’s ownership interests in YDME Beijing for US$8.5 million. In November 2004, GE purchased 4.99% ownership interests of YDME Beijing from Chengxuan for US$1.1 million, after which the ownership interests of Chengxuan, Golden Meditech and GE in YDME Beijing became 55.01%, 25% and 19.99%, respectively. We created a holding company structure by incorporating China Medical Technologies, Inc. in the Cayman Islands in July 2004. In January 2005, through a corporate reorganization, YDME Beijing became our wholly owned subsidiary. As part of this corporate reorganization, Chengxuan, GE and Golden Meditech subscribed for 110,020,000, 39,980,000 and 50,000,000 of our ordinary shares, respectively, in exchange for their respective outstanding ownership interests in YDME Beijing.

In connection with its purchase of Beijing Chengxuan’s ownership interests in YDME Beijing, in July 2004, Chengxuan issued to Green Wall a US$8.5 million exchangeable note with an annual interest rate of 10%. The term of the note was one year, and the holder of the note had the right, at any time, to exchange the note for the ordinary shares in our company representing 10% ownership interests of YDME Beijing. In February 2005, Green Wall resold 30% of the exchangeable note to Asset Managers for US$5.0 million and 50% of the exchangeable note to Neon Liberty for US$8.5 million. The note was automatically exchanged into 20,000,000 of our ordinary shares held by Chengxuan upon completion of our initial public offering. As a result, upon completion of our initial public offering, Green Wall, Asset Managers and Neon Liberty held 4,000,001, 6,000,000 and 9,999,999 shares of our ordinary shares, respectively, some of which they are selling in this offering.

In February 2005, we adopted our 2005 stock option plan and reserved 30,000,000 ordinary shares for issuance under our 2005 stock option plan. We have granted options to four of our directors. As of December 31, 2005, options to purchase an aggregate of 800,000 ordinary shares of our company were outstanding. See “Management—Stock options.”

On August 15, 2005, we completed our initial public offering, which involved the sale by us of 6,400,000 of our ADSs, representing 64,000,000 of our ordinary shares at an initial public offering price of US$15.00 per ADS. On August 29, 2005, we sold an additional 960,000 ADSs representing 9,600,000 ordinary shares at the initial public offering price pursuant to the underwriter’s exercise of its over-allotment option.

REGISTRATION RIGHTS

See “Related party transactions—Registration rights.”

Description of American Depositary Shares

Citibank, N.A., as the depositary under the deposit agreement, will issue the American Depositary Shares representing ordinary shares of par value of US$0.10 per ordinary share of China Medical Technologies, Inc. (incorporated under the laws of Cayman Islands) and its successors, also referred to as ADSs. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. Each ADS will represent 10 ordinary shares (or the right to receive 10 ordinary shares) deposited with Citibank, N.A.—Hong Kong branch, as custodian. Each ADS will also represent securities, cash or other property deposited with the depositary but not distributed to ADS holders. The depositary’s principal office at which the ADSs will be administered is located at 388 Greenwich Street, New York, New York 10013. A copy of the deposit agreement is on file with the Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Securities and Exchange Commission’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or from the Securities and Exchange Commission’s website at www.sec.gov.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

We are providing you with a summary of the deposit agreement. You should read this summary together with the deposit agreement and the form of ADR attached thereto.

DIVIDENDS AND DISTRIBUTIONS

As an ADS holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the ADS holders.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to ADS holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of ordinary shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole numbers of new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by ADS holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to ADS holders. If registration under the Securities Act, or other applicable law is required, the depositary will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary will establish procedures to distribute rights to purchase additional ADSs to ADS holders and to enable such ADS holders to exercise such rights only if the depositary determines that it is lawful and reasonably practicable to make the rights available to holders of ADSs, we make timely request that such rights be made available to ADS holders, and we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by ADS holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

➢	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

➢	We fail to deliver satisfactory documents to the depositary; or

➢	It is not lawful and reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ordinary shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if the depositary determines that it is reasonably practical to make such distribution, we make timely request that such distribution be made available to you, and we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If the depositary determines that it is reasonably practicable to distribute such property to you, if we make timely request that such distribution be made available to you, and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

➢	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

➢	We do not deliver satisfactory documents to the depositary; or

➢	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

CHANGES AFFECTING ORDINARY SHARES

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

ISSUANCE OF ADSs UPON DEPOSIT OF ORDINARY SHARES

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given, that payment has been made to the depositary of the fees and charges of the depositary for accepting a deposit, issuing ADSs and all taxes and governmental charges and fees payable in connection with such deposit and the transfer of ordinary shares and the issuance of ADSs, and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

➢	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

➢	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

➢	You are duly authorized to deposit the ordinary shares.

➢	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities”, as defined in the deposit agreement.

➢	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

TRANSFER, COMBINATION AND SPLIT-UP OF ADRs

As an ADS holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

➢	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

➢	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

➢	provide any transfer stamps required by the State of New York or the United States; and

➢	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADS holders under the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split-up, you must surrender the ADRs in question to the depositary with your request to have them combined or split-up, and you must pay all applicable fees, charges and expenses payable by ADS holders, under the terms of the deposit agreement, upon a combination or split-up of ADRs.

WITHDRAWAL OF ORDINARY SHARES UPON CANCELLATION OF ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. The depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of ordinary shares, the depositary will either return the number of ADSs representing any remaining fractional ordinary shares or sell or cause to be sold the fractional ordinary shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you net of fees, expenses, taxes and other governmental charges.

You will have the right to withdraw the securities represented by your ADSs at any time unless:

➢	a temporary delay arises because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

➢	you are subject to an undischarged obligation to pay fees, taxes and similar charges.

➢	laws or regulations applicable to ADSs or the withdrawal of securities on deposit restrict such withdrawal.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

VOTING RIGHTS

Voting at our shareholders meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. In the event of voting by show of hands, the depositary will vote the shares underlying the ADSs in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. In the event of poll voting, the depositary will vote the share underlying the ADSs in accordance with the voting instructions it receives from ADS holders. In the event of poll voting, shares underlying the ADSs for which no instructions are received will not be voted by the depositary.

As an ADS holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs as described above. The voting rights of holders of ordinary shares are described in this prospectus under “Description of share capital—Voting rights”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. If the depositary timely receives voting instructions from a holder of ADSs, the depositary will cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received will not be voted.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted, except as described above.

NOTICES AND REPORTS

The depositary will make available for inspection by ADS holders at its principal office any reports and communications, including any proxy soliciting material, received from us, which are both (a) received by the depositary as the holder of the deposited securities, and (b) made generally available to the holders of such deposited securities by us. However, such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business matter other than the business of our company, or matters relating to the deposit agreement or the ADSs. The depositary will also, upon our written request, send to the ADS holders copies of such reports when furnished by us under the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to the depositary by us will be furnished in English.

FEES AND CHARGES

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
➢ Issuance of ADSs	Up to US$0.05 per ADS issued

➢ Cancellation of ADSs	Up to US$0.05 per ADS canceled

➢ Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

➢ Distribution of ADSs under stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS issued

➢ Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per share (or share equivalent) distributed

➢ Annual Depositary Services Fee	Annually up to US$0.02 per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year

➢ Transfer of ADRs	US$1.50 per certificate presented for transfer

If the annual depositary services fee is to be charged to owners of ADSs by the depositary, the depositary will invoice and collect such fee, net of any cash dividend fee previously charged to holders of ADSs during the calendar year, from participants in DTC on behalf of owners of ADSs or directly from holders of ADSs (in the case of registered holders of ADSs). In the event such annual depositary services fee is not paid by or on behalf of an ADS holder, the depositary reserves the right to offset the unpaid depositary services fee from any amounts to be subsequently distributed to such ADS holder, including from cash dividends or other distributions.

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

➢	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands, (i.e., upon deposit and withdrawal of ordinary shares).

➢	Expenses incurred for converting foreign currency into U.S. dollars.

➢	Expenses for cable, telex and fax transmissions and for delivery of securities.

➢	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

➢	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

➢	Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the ordinary shares, ordinary shares on deposit, ADSs and ADRs.

We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The Depositary shall provide without charge, a copy of its latest fee schedule to anyone upon request.

PAYMENT OF TAXES

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed, and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

AMENDMENT AND TERMINATION

We may agree with the depositary to amend the deposit agreement and the ADRs at any time without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or materially prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else:

➢	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those ordinary shares on the same terms as prior to the termination. During this six-months period, the depositary will continue to collect all distributions received on the ordinary shares on deposit, but will not register the transfer of ADSs or distribute any property to you until you surrender your ADSs for cancellation.

➢	After the expiration of this six-months period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the ADS holders in an unsegregated account without liability for interest for the pro rata benefit of the holders of ADSs who have not surrendered their ADSs. At that point, the depositary will have no further obligations to ADS holders other than to account for the funds then held for the ADS holders still outstanding.

BOOKS OF DEPOSITARY

The depositary will maintain a record of ADS holders and any reports and communications, including proxy soliciting materials, received from us which are received by the depositary or the custodian or made generally available to the holders of the deposited securities, and the registrar shall keep books for the registration of ADSs at its office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

LIMITATIONS ON OBLIGATIONS AND LIABILITIES

The deposit agreement limits our and the depositary’s obligations to you. Please note the following:

➢	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

➢	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

➢	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of an ADS, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

➢	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

➢	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

➢	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of securities on deposit.

➢	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

➢	We and the depositary also disclaim liability for the inability by an ADS holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

➢	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

➢	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

PRE-RELEASE OF ADSs

The deposit agreement permits the depositary to issue ADSs before deposit of the underlying ordinary shares or to deliver ordinary shares before receipt of ADSs for withdrawal of the underlying ordinary shares. Each is called a pre-release transaction. The depositary may engage in a pre-release transaction only under the following conditions:

➢	before or at the time of the pre-release transaction, the person to whom the pre-release transaction is being made must represent to the depositary in writing that it or its customer

➢	at the time of the pre-release transaction owns the ordinary shares or ADSs to be delivered by him/her/it,

➢	assigns all beneficial rights, title and interest in the ordinary shares or ADSs to the depositary,

➢	unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such ordinary shares or ADSs, and

➢	agrees to any additional restrictions or requirements that the depositary deems appropriate;

➢	the pre-release transaction must be fully collateralized with cash, U.S. Government Securities or other collateral that the depositary considers appropriate;

➢	the depositary must be able to close out the pre-release transaction on not more than five business days’ notice; and

➢	the pre-release transaction will be subject to further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs to 30% of the ADSs outstanding at any one time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

FOREIGN CURRENCY CONVERSION

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

➢	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

➢	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

➢	Hold the foreign currency without liability for interest for the applicable holders.

THE CUSTODIAN

The depositary has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary in accordance with the deposit agreement. If the custodian resigns or is discharged form its duties under the deposit agreement, the depositary will appoint a successor custodian. If the depositary resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

GOVERNING LAW

The deposit agreement is governed by the laws of the State of New York. We and the depositary have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York.

Shares eligible for future sale

Upon completion of this offering, we will have 11,360,000 outstanding ADSs representing approximately 41.5% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market, or the perception that such sales might occur, could adversely affect prevailing market prices of our ADSs. Our ADSs have been traded on the Nasdaq National Market since August 10, 2005. Our ordinary shares are not listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

LOCK-UP AGREEMENTS

We, the selling shareholders, Neon Liberty and each of our officers and directors have agreed, subject to some limited exceptions, not to sell or otherwise dispose of or hedge, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 90 days after the date of this prospectus. After the expiration of the applicable lock-up period, we or any of these persons may sell ADSs or ordinary shares in the public markets or otherwise.

RULE 144

Except for our ordinary shares issued and sold in our initial public offering or in this offering, all of our outstanding ordinary shares are “restricted securities,” as that term is used by U.S. securities laws. Restricted securities can only be sold if the sale is registered under the Securities Act or an exemption from the registration requirements, such as the one made available by Rule 144, is available. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

➢	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 2,736,000 ordinary shares immediately after this offering; or

➢	the average weekly reported trading volume of the ADSs representing our ordinary shares on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 144 does not relieve the stockholders named above of their obligations under the lock-up agreements to which they are a party, such that the lock-up restrictions would continue to apply during the 90-day lock-up period irregardless of Rule 144. Upon expiration of the lock-up period, the ordinary shares held by these shareholders may be sold in the public markets (in the form of ADSs) or otherwise, subject to any applicable securities laws restrictions, including those of Rule 144.

RULE 701

Beginning 90 days after the date of this prospectus, our four directors, to whom options to acquire an aggregate of 800,000 of our ordinary shares were granted, may be entitled to sell such shares representing the vested portion of their respective stock options in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements referred to above or as part of their option agreements and would only become eligible for sale when the applicable lock-up period expires.

REGISTRATION RIGHTS

Certain holders of our ordinary shares have been granted the right to request that we register their ordinary shares, in the form of ADSs or otherwise, under the Securities Act, following the expiration of the lock-up agreements described above. See “Related party transactions—Registration rights.”

Taxation

The following summary of the material Cayman Islands and U.S. federal tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Registration Statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, our special Cayman Islands counsel. To the extent that the discussion relates to matters of U.S. federal tax law, it represents the opinion of Shearman & Sterling LLP, our special U.S. counsel.

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

UNITED STATES FEDERAL TAXATION

The following discussion describes the material U.S. federal tax consequences under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

➢	banks;

➢	financial institutions;

➢	insurance companies;

➢	broker dealers;

➢	traders that elect to mark to market;

➢	tax-exempt entities;

➢	persons liable for alternative minimum tax;

➢	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

➢	persons to whom ADSs are pre-released;

➢	persons that actually or constructively own 10% or more of our voting stock; or

➢	partnerships or other pass-through entities or persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

➢	a citizen or resident of the United States;

➢	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State or the District of Columbia;

➢	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

➢	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the statements contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of dividends and other distributions on the ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq National Market. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income” for taxable years beginning on or before December 31, 2006. For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain from the sale or exchange of property, as discussed below under “Taxation of disposition of shares”. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that, if we make any distributions, they will be reported to you as dividends (i.e., as paid out of earnings and profits) even though it might be ascertainable, if we made the necessary calculations, that in one or more instances this is not so. However, under current IRS guidance, you generally may rely on the information reported to you about distributions from us unless you know or have reason to know the information is incorrect.

Taxation of disposition of shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

Passive foreign investment company

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our expectation for our current taxable year ending March 31, 2006 is based in part on our estimates of the value of our assets, as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. However, our actual PFIC status for the taxable year ending March 31, 2006 will not be determinable until the close of the taxable year ending March 31, 2006. A non-U.S. corporation is considered a PFIC for any taxable year if either:

➢	at least 75% of its gross income is passive income (the “income test”), or

➢	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to passive assets (which are assets, including cash, that produce, or are held for the production of, passive income) (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, in applying the asset test described above, the value of our assets will generally be deemed to be equal to the sum of the aggregate value of our outstanding equity plus our liabilities. For purposes of the asset test, our goodwill (goodwill is generally measured by the sum of the aggregate value of outstanding equity plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. If there is such a reduction in goodwill and the value of our non-passive assets, the percentage of the value of our assets that is attributable to passive assets may increase, and if such percentage (based on an average of the quarterly values during a taxable year) exceeds 50%, we will be a PFIC for such taxable year. Accordingly, fluctuations in the market price of the ADSs and shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile), may result in us being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

➢	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

➢	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

➢	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets. Finally, if we are a PFIC, special rules will apply in determining the adjusted tax basis of ADSs or ordinary shares transferred by bequest, devise or inheritance.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will continue to be listed on Nasdaq National Market and will satisfy the trading requirements.

Consequently, if you are a holder of ADSs the mark-to-market election should be available to you were we to be or become a PFIC, although there can be no assurance in this regard.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

U.S. federal estate and gift taxation

If you are an individual who is a citizen or resident, as specifically defined for U.S. federal estate and gift tax purposes, of the United States at the time of your death, ADSs or ordinary shares that you own at that time generally will be includible in your gross estate for U.S. federal estate tax purposes. If you are an individual who is a citizen or resident, as specifically defined for U.S. federal estate and gift tax purposes, of the United States at the time of a gift of the ADSs or ordinary shares, you generally will be subject to U.S. gift tax with respect to the ADSs or ordinary shares in the same manner and to the same extent as with respect to other types of personal property. You are urged to consult your tax advisor regarding the application of the U.S. federal estate and gift taxes to you.

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Underwriting

The selling shareholders are offering the ADSs described in this prospectus through the underwriters named below. UBS AG, Credit Suisse Securities (USA) LLC and CIBC World Markets Corp. are the representatives of the underwriters. UBS AG, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, and Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010-3629, are the joint book-running managers of this offering. CIBC World Markets Corp. is located at 300 Madison Avenue, New York, NY 10017-6204.

We, the selling shareholders and Neon Liberty have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ADSs representing ordinary shares listed next to its name in the following table:

Underwriters	Number of ADSs
UBS AG
Credit Suisse Securities (USA) LLC
CIBC World Markets Corp.

Total	4,000,000

The underwriting agreement provides that the underwriters must buy all of the ADSs if they buy any of them. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

Our ADSs are offered subject to a number of conditions, including:

➢	receipt and acceptance of our ADSs by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, the underwriters may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

Neon Liberty and Chengxuan, two of our shareholders, have granted the underwriters an option to buy up to an aggregate of 600,000 additional ADSs from them. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ADSs approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to other brokers or dealers at a discount of up to US$             per ADS from the public offering price. If all the ADSs are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the ADSs at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. UBS AG is expected to make offers and sales in the United States through its U.S. registered broker-dealer affiliate, UBS Securities LLC. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The selling shareholders and Neon Liberty will share all of the expenses of this offering, including underwriting discounts and commissions, on a pro rata basis, based on the number of ADSs actually sold by each of the selling shareholders and Neon Liberty in this offering. The underwriting discounts and commissions represent             % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions the selling shareholders and Neon Liberty will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an aggregate of an additional 600,000 ADSs:

	No exercise	Full exercise
Per share	$	$
Total	$	$

The aggregate amount of such expenses to be paid by the selling shareholders will be subject to a maximum of $1.3 million, and any amounts incurred in excess of this limit will be borne by us. We estimate that the total expenses of this offering payable by the selling shareholders and Neon Liberty, not including the underwriting discounts and commissions, will be approximately US$1.3 million. See “Expenses related to this offering.”

For our efforts in facilitating this offering, we will receive from the selling shareholders and Neon Liberty a fee equal to 0.5% of the gross proceeds from the ADSs (including any additional ADSs) respectively sold by them.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, the selling shareholders and Neon Liberty have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS AG and Credit Suisse Securities (USA) LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exercisable or exchangeable for our ordinary shares, in the form of ADSs or otherwise. These restrictions will be in effect until the expiration of 90 days after the date of this prospectus. At any time and without public notice, UBS AG and Credit Suisse Securities (USA) LLC may in their discretion release all or some of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We and, subject to certain limitations, the selling shareholders and Neon Liberty have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we, a selling shareholder or Neon Liberty are unable to provide this indemnification, we or such person, as the case may be, may be required to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

Our ADSs are quoted on the Nasdaq National Market under the symbol “CMED.”

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids;

➢	syndicate-covering transactions; and

➢	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which they may purchase ADSs through the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering, the underwriters (or selling group members) may engage in passive market making transactions in our ADSs on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the ADSs during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our ADSs to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided and may from time to time in the future engage in transactions with us and provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

We and UBS AG are parties to an engagement letter dated February 7, 2005. Under this engagement letter, UBS AG acted as financial advisor, global coordinator and sole book-runner for our August 2005 initial public offering of the ADSs representing our ordinary shares, for which it received customary discounts and commissions. We also granted UBS AG certain rights of first refusal to act as our financial adviser in connection with certain future transactions. These rights of first refusal are exercisable for a period of 12 months after the closing of our initial public offering and expire on August 15, 2006.

Notice to investors

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada.    The underwriters have not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof. The underwriters will ensure that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available and will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. The underwriters have also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which they purchase, offer, sell or deliver ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at their own expense. In connection with sales of and offers to sell ADSs made by them, the underwriters will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom they give copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, the underwriters will promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.

“Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any or Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, the underwriters have not made and will not make an offer of ADSs to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant Implementation Date, make an offer of ADSs to the public in that relevant member state at any time:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

➢	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

➢	in any other circumstances which do not require the publication by the issuer of a prospectus as required by Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom.    The underwriters have not made and will not make an offer of ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus as required by the Prospectus Rules of the Financial Services Authority. The underwriters have only communicated and will only communicate an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company, and the underwriters have complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

France.    Neither this prospectus nor any offering material relating to ADSs has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”), in France. The underwriters have not offered or sold and will not offer or sell any ADSs or distribute or cause to be distributed any copies of this prospectus or any offering material relating to the ADSs, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the ‘Décret’ of December 29, 1989 regulating financial relations between France and foreign countries, or (b) to qualified investors (“investisseurs qualifiés”), and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-l and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany.    This prospectus is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act of September 9, 1998 and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. The underwriters have not offered or sold and will not offer or sell any ADSs or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third patties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and by doing so has not taken, and will not take, any steps which would constitute a public offering of the ADSs in Germany.

Italy.    The offering of the ADSs in Italy has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly: (i) the ADSs cannot be offered, sold or delivered in the Republic of Italy (“Italy”) in a solicitation to the public at large (sollecitazione all’investimento) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”), nor may any copy of this prospectus or any other document relating to the ADSs be distributed in Italy, (ii) the ADSs cannot be offered, sold and/or delivered, nor may any copy of this prospectus or any other document relating to the ADSs be distributed, either in the primary or in the secondary market, to individuals in Italy, and (iii) sales of the ADSs in Italy shall only be: (a) negotiated with “Professional Investors” (operatori qualificati), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of July 1, 1998, as amended (“CONSOB Regulation No. 11522”), (b) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Banking Act, the Financial Services Act, CONSOB Regulation no. 11522 and all the other relevant provisions of Italian law, and (c) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

The Netherlands.    The underwriters have not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht Effectenverkeer 1995”), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

Switzerland.    This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering, the ADSs and ordinary shares has been or will be approved by any Swiss regulatory authority.

Hong Kong.    The underwriters (i) have not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ADSs other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32) of Hong Kong, and (ii) except as permitted under the securities laws of Hong Kong, have not issued, and will not issue, in Hong Kong any document, invitation or advertisement relating to the ADSs other than with respect to ADSs which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

Singapore.    This prospectus has not been registered as a prospectus or information memorandum with the Monetary Authority of Singapore. Accordingly, no advertisement may be made offering or calling attention to an offer or intended offer of the ADSs to the public in Singapore. The underwriters will not offer or sell ADSs, and will not make ADSs the subject of an invitation for subscription or purchase, and will not circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than:

➢	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the

➢	Securities and Futures Act,

➢	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or

➢	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

People’s Republic of China.    The underwriters have not circulated and will not circulate or distribute this prospectus in the PRC and the underwriters have not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any ADSs to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Expenses related to this offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC registration fee	US$	16,784
National Association of Securities Dealers, Inc. filing fee		16,186
Printing and engraving expenses		200,000
Legal fees and expenses		550,000
Accounting fees and expenses		200,000
Miscellaneous		317,030

Total	US$	1,300,000

The selling shareholders and Neon Liberty will share all of the expenses of this offering, including underwriting discounts and commissions, on a pro rata basis, based on the number of ADSs being sold by each of the selling shareholders and Neon Liberty in this offering.

Legal matters

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. Dewey Ballantine LLP is U.S. counsel to the underwriters in connection with this offering. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Jingtian & Gongcheng. Shearman & Sterling LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. Dewey Ballantine LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law.

Experts

Our consolidated financial statements as of March 31, 2004 and 2005 and for each of the fiscal years ended March 31, 2003, 2004 and 2005, have been included in this prospectus in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of such firm as experts in accounting and auditing.

The offices of KPMG are located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong, China.

Enforceability of civil liabilities

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being an exempted Cayman Islands company, such as:

➢	political and economic stability;

➢	an effective judicial system;

➢	a favorable tax system;

➢	the absence of exchange control or currency restrictions; and

➢	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

➢	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

➢	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036, as our agent upon whom process may be served in any action brought against us under the federal securities laws of the United States or the securities laws of any state of the United States.

Walkers, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

➢	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

➢	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertained sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under common law. The civil liability provisions of US federal and state securities law generally permit punitive damages against us. It is uncertain whether a judgment obtained from a US court under the civil liability provisions of US federal or state securities laws would be regarded by Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Fangda Partners has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a US or Cayman Islands court.

Where you can find additional information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the underlying ordinary shares represented by ADSs to be sold in this offering . In connection with our initial public offering, we filed a registration statement on Form F-1 (Registration Number 333-126630), including relevant exhibits and schedules under the Securities Act with respect to the underlying ordinary shares represented by ADSs, sold in our initial public offering. We have also filed a registration statement on Form F-6 (Registration Number 333-126663) covering the ADRs evidencing the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us, the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all of the information that you may find important, you should review a full text of these documents.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish to Citibank, N.A., as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

China Medical Technologies, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Medical Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of China Medical Technologies, Inc. and its subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Medical Technologies, Inc. and its subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 3 to the consolidated financial statements.

/s/    KPMG

Hong Kong, China

April 30, 2005

Consolidated Balance Sheets

As of March 31, 2004 and 2005

(RMB and US$ expressed in thousands, except per share data)

		2004	2005	2005
	Note	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		24,114	14,646	1,815
Time deposits with original maturity over three months		26,500	—	—
Trade accounts receivable	5	41,839	85,766	10,627
Prepayments and other receivables	6	6,036	20,573	2,549
Amount due from a related party	22	2,250	—	—
Inventories	7	8,126	13,830	1,714

Total current assets		108,865	134,815	16,705
Amount due from a related party	22	99	—	—
Property, plant and equipment, net	8	75,004	75,288	9,329
Intangible assets, net	9	—	239,662	29,697
Lease prepayments, net	10	8,193	8,003	992

Total assets		192,161	457,768	56,723

Liabilities
Current liabilities
Trade accounts payable		12,624	22,595	2,800
Amounts due to related parties	22	4,807	100,421	12,443
Accrued liabilities and other payables	11	5,625	64,862	8,037
Income tax payable		2,774	9,395	1,164
Dividend payable		30,655	4,225	524
Current installments of long-term loan	12	142	24	3

Total current liabilities		56,627	201,522	24,971
Amount due to a related party	22	—	2,293	284
Long-term loan, excluding current installments	12	24	—	—

Total liabilities		56,651	203,815	25,255

Shareholders’ equity
Share capital	13(a)	—	165,530	20,511
Ordinary shares US$0.10 par value: 500,000,000 authorized; Nil and 200,000,001 issued and outstanding as of March 31, 2004 and 2005
Registered capital		67,100	—	—
Contribution surplus	13(c)	37,192	—	—
General reserve fund	13(d)	8,213	14,852	1,840
Retained earnings	13(f)	23,005	73,571	9,117

Total shareholders’ equity		135,510	253,953	31,468

Total liabilities and shareholders’ equity		192,161	457,768	56,723

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income

For the years ended March 31, 2003, 2004 and 2005

(RMB and US$ expressed in thousands, except per share data)

		2003	2004	2005	2005
	Note	RMB	RMB	RMB	US$
Revenues, net (a)	4(i),22	63,716	110,750	217,547		26,957
Cost of revenues (a)	16,22	(20,627)	(33,983)	(64,579)		(8,002)

Gross profit		43,089	76,767	152,968		18,955
Operating expenses:
Research and development		(1,246)	(2,036)	(2,815)		(349)
Sales and marketing	17	(1,963)	(2,632)	(4,960)		(615)
General and administrative	16,18	(7,235)	(5,619)	(16,644)		(2,062)

Total operating expenses		(10,444)	(10,287)	(24,419)		(3,026)

Operating income		32,645	66,480	128,549		15,929
Other income (a)	19	—	—	1,559		193
Interest income		56	126	194		24
Interest expense		(1,859)	(112)	(5)		(1)

Income before tax		30,842	66,494	130,297		16,145
Income tax expense	21	(3,286)	(4,933)	(11,854)		(1,469)

Net income		27,556	61,561	118,443		14,676

Earnings per share—basic and diluted	15,21	RMB0.23	RMB0.31	RMB0.59	US$	0.07

(a)	Includes the following income/(expenses) resulting from transactions with related parties (see Note 22):

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Revenues, net	5,026	11,966	4,145	514
Cost of revenues—purchase of raw materials in connection with sales to:
— related party	(936)	(2,728)	—	—
— external customers	(8,424)	(4,092)	—	—
Other income	—	—	3	—

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the years ended March 31, 2003, 2004 and 2005

(RMB and US$ expressed in thousands, except per share data)

		Share capital (Note 13(a))		Registered capital	Contribution surplus	General reserve fund	Retained earnings	Total shareholders’ equity
	Note	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2002		—	—	40,260	—	1,667	7,797	49,724
Net income		—	—	—	—	—	27,556	27,556
Capital contributions from shareholders	13(b)	—	—	26,840	37,192	—	—	64,032
Transfer to reserve		—	—	—	—	3,232	(3,232)	—

Balance as of March 31, 2003		—	—	67,100	37,192	4,899	32,121	141,312
Net income		—	—	—	—	—	61,561	61,561
Transfer to reserve		—	—	—	—	3,314	(3,314)	—
Dividend declared	20
— RMB0.9735 per share		—	—	—	—	—	(39,192)	(39,192)
— RMB0.4198 per share		—	—	—	—	—	(28,171)	(28,171)

Balance as of March 31, 2004		—	—	67,100	37,192	8,213	23,005	135,510
Capital on incorporation	13(a)	1	—	—	—	—	—	—
Effect of reorganization	13(a)	200,000,000	165,530	(67,100)	(37,192)	—	(61,238)	—
Net income		—	—	—	—	—	118,443	118,443
Transfer to reserve		—	—	—	—	6,639	(6,639)	—

Balance as of March 31, 2005		200,000,001	165,530	—	—	14,852	73,571	253,953

Balance as of March 31, 2005 (US$)		200,000,001	20,511	—	—	1,840	9,117	31,468

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended March 31, 2003, 2004 and 2005

(RMB and US$ expressed in thousands, except per share data)

		2003	2004	2005	2005
	Note	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		27,556	61,561	118,443	14,676
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment		2,192	1,370	3,379	419
Loss on disposal of property, plant and equipment	18	375	—	146	18
Amortization of lease prepayments		86	86	190	23
Amortization of intangible assets		—	—	8,702	1,078
Changes in assets and liabilities:
Trade accounts receivable		(11,402)	1,737	(43,927)	(5,443)
Prepayments and other receivables		529	(3,117)	(14,537)	(1,801)
Inventories		(679)	(4,869)	(5,704)	(706)
Deferred income taxes		190	243	—	—
Trade accounts payable		(387)	12,178	9,971	1,236
Accrued liabilities and other payables		1,237	(1,599)	59,237	7,340
Income tax payable		—	2,774	6,621	820
Amount with related party	22	520	(2,770)	2,250	279

Net cash provided by operating activities		20,217	67,594	144,771	17,939

Cash flow from investing activities
Capital expenditure, including interest capitalized		(2,713)	(513)	(3,809)	(472)
Prepaid deposit made to purchase a building from a related party	(a),22	(60,000)	—	—	—
Purchase of intangible assets from a related party	(a)	—	—	(148,364)	(18,384)
Proceeds from sale of property, plant and equipment		2,343	—	—	—
Purchase of time deposits with original maturity over three months		—	(26,500)	—	—
Proceeds of time deposits with original maturity over three months		—	—	26,500	3,284
Repayment to a related party for the remaining balance on the purchase for a building	(a),22	—	—	(4,807)	(596)
Net repayments and advances from related parties	22	1,916	23,012	2,813	349

Net cash used in investing activities		(58,454)	(4,001)	(127,667)	(15,819)

Cash flow from financing activities
Capital contributions from shareholders	13(b)	64,032	—	—	—
Principal payments on short-term bank loan		—	(30,000)	—	—
Proceeds from long-term loan		308	—	—	—
Principal payments on long-term loan		—	(142)	(142)	(18)
Dividends paid		—	(36,708)	(26,430)	(3,275)

Net cash provided by/(used in) financing activities		64,340	(66,850)	(26,572)	(3,293)

Net increase/(decrease) in cash and cash equivalents		26,103	(3,257)	(9,468)	(1,173)
Cash and cash equivalents:
At beginning of year		1,268	27,371	24,114	2,988

At end of year		27,371	24,114	14,646	1,815

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes		3,096	1,916	5,233	648
Interest expense		1,859	112	5	1

(a) Non-cash Transactions

Partial consideration for acquisition of building in the form of amount due to a related party	30	—	4,807	—	—
Partial consideration for acquisition of certain intangible assets and related inventory in the form of amount due to a related party	30	—	—	100,000	12,391

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(1)    Reorganization and Principal Activities

YDME Medical Equipment Inc. was incorporated in the Cayman Islands in July 2004 as a limited liability company, and changed its name to China Medical Technologies, Inc. (the “Company”) subsequently. The Company was established in connection with the reorganization and initial public offering (“IPO”) of Beijing Yuande Bio-medical Engineering Co., Ltd. (“Beijing Yuande”). On January 19, 2005, as part of a corporate reorganization, the Company issued 200,000,000 ordinary shares, par value of US$0.10, to all three shareholders of Beijing Yuande in exchange for their beneficial interests in Beijing Yuande. As a result of this reorganization, all three shareholders of Beijing Yuande, Chengxuan International Ltd. (“Chengxuan International”), Golden Meditech (BVI) Company Ltd. (“Golden Meditech”) and GE China Co., Ltd., subscribed for and were issued 110,020,000, 50,000,000 and 39,980,000 ordinary shares of the Company, respectively. GE China Co., Ltd.’s ordinary shares in the Company are held in trust by General Electric International Operations Company, Inc.. Beijing Yuande was established under the laws of the PRC in July 1999 and is principally engaged in the commercialization, manufacture and sale of medical devices and supplies to clients primarily in the People’s Republic of China (the “PRC”). It became a Sino-Foreign Investment Enterprise in March 2003 and became a Wholly Foreign Owned Enterprise (“WFOE”) in June 2004.

The Company and its subsidiary, Beijing Yuande, are collectively referred to as the “Group”. Unless otherwise indicated, references to “GE” are to General Electric Company or to one or more of its wholly owned subsidiaries, as the case may be and where applicable, to its relevant subsidiaries and its related companies.

(2)    Liquidity

As of March 31, 2005, the Group had a working capital deficit of approximately RMB66,707,000 (US$8,266,000). The Group has been able to increase its revenues, which have resulted in the generation of positive cash flow from operations, for the year ended March 31, 2005. Management believes that its current cash on hand, expected cash flow from operations and proceeds from bank borrowings will be sufficient to meet the Group’s anticipated cash obligations, including cash needs for working capital, research and development expenditures and capital expenditures. In the opinion of the management, if the existing cash and expected cash resources are insufficient to meet the Group’s cash requirements, the Group will seek to sell additional equity securities, debt securities or borrow from banks. The Group’s inability to obtain satisfactory financing arrangement would have a material adverse effect on its ability to fulfil its obligations and commitments as they come due and the Group’s operations would need to be curtailed.

(3)    Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

Because the Company and Beijing Yuande were under common control, the Company’s acquisition of Beijing Yuande has been accounted for in a manner similar to a pooling-of-interests. Consequently, the consolidated financial statements of the Company include the accounts of Beijing Yuande at their historical amounts. Furthermore, the consolidated financial statements recognize the recapitalization and acquisition retroactively, as if the Company was created and the acquisition occurred as of the beginning of the earliest period presented.

This basis of accounting differs in certain material respects from that used in the preparation of statutory financial statements of Beijing Yuande in the PRC. The statutory financial statements of Beijing Yuande

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

have been prepared in accordance with the accounting principles and the relevant financial regulations applicable to foreign enterprises as established by the Ministry of Finance of the PRC (“PRC GAAP”).

The Group’s functional and reporting currency is RMB. For the U.S. dollar convenience translation amounts included in the accompanying financial statements, the Renminbi equivalents were translated into U.S. dollars at the rate of US$1.00=RMB8.0702, on December 30, 2005, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any particular rate on March 31, 2005 or at any other date.

(4)    Summary of Significant Accounting Policies and Practices

(a)    Principles of Consolidation

The accompanying consolidated financial statements present the results of the Group. All significant inter-company balances and transactions have been eliminated in consolidation.

(b)    Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in bank. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of the Group’s cash is restricted as to withdrawal.

(c)    Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic condition.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(d)    Inventories

Inventories are stated at the lower of cost and market. Cost is determined using first-in, first-out method. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocation proportion of production overheads.

(e)    Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years
Buildings and improvements	30
Production equipment	5
Furniture, fixtures and office equipment	5
Motor vehicles	5

Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of revenues as inventory is sold. Depreciation related to abnormal amounts from idle capacity are charged to cost of revenues for the period incurred. Depreciation related to equipment under the Company’s cooperation agreements with hospitals in 2003 was expensed to cost of revenues as a current period charge. All cooperation agreements were terminated during the year ended March 31, 2003, and the related assets were disposed of during that year. Total depreciation for the years ended March 31, 2003, 2004, 2005 was RMB2,192,000, RMB1,370,000 and RMB3,379,000 respectively, of which 82%, 62% and 35% were recorded in cost of revenues and 18%, 38% and 65% were recorded in general and administrative expenses, respectively.

Construction-in-progress represented expenditures in respect of the leasehold improvements. No depreciation is provided in respect of construction-in-progress.

(f)    Intangible Assets

The Group acquired certain intangible assets for use in an integrated luminescence immunoassay in-vitro diagnostics system using enhanced chemiluminescence (“ECLIA”) technology. These intangible assets include completed technology and know-how in the production of ECLIA analyzers and reagent kits (together known as the “ECLIA System”), production permits, a patent and a non-compete commitment. These intangible assets are stated at their relative estimated fair values in relation to the total acquisition cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated respective useful lives of these intangible assets.

The Group reviews the carrying values of its purchased intangible assets if the facts and circumstances suggest that these assets may be impaired. To the extent that the review indicates that the carrying values of these assets may not be recoverable, as determined based on their estimated future undiscounted cash flows over the remaining amortization period, the carrying values of these assets will be reduced to their estimated fair values.

Given the environment in which the Group currently operates, it is reasonably possible that the estimated economic useful lives of these assets or the Group’s estimate that it will recover their carrying amounts from future operations could change in the future.

(g)    Lease Prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of rights which range from 44 to

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

47 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

(h)    Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment and intangible assets with estimable useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

(i)    Revenue Recognition

Sales of medical equipment and supplies represent the invoiced value of goods, net of value added taxes, sales returns, trade discounts and allowances. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The sales price of the medical equipment include the training and installation services. These services are ancillary to the purchase of medical equipment by customers and are normally considered by the customers to be an integral part of the acquired equipment. As the delivered items (training and installation services) do not have determinable fair values, the Group recognizes revenue for the entire arrangement upon customer acceptance, which occurs after delivery, installation and training.

In the PRC, value added tax (“VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not a revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Pursuant to the laws and regulations of the PRC, Beijing Yuande is entitled to a refund of VAT on the sales of self-developed software embedded in medical equipment. The VAT refund represents the amount of VAT collected from customers and paid to the authorities in excess of 3% of relevant sales. The amount of VAT refund is calculated on a monthly basis. As the refund relates directly to the sale of self-developed software that is embedded in the Group’s products, the Group recognizes the VAT refund at the time the product is sold. The amount is included in the line item “Revenues, net” in the consolidated statements of income and is recorded on an accrual basis. VAT refunds included in revenue for the years ended March 31, 2003, 2004 and 2005 were RMB3,574,000, RMB7,102,000 and RMB14,725,000 (US$1,825,000), respectively.

The medical equipment sold by the Group has embedded self-developed software. In all cases, the medical equipment is marketed and sold based on its performance and functionality as a whole. The self-developed software is not sold on a standalone basis. As the self-developed software embedded in the medical equipment is incidental to the product as a whole, the Group does not account for the software

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

revenue in accordance with Statement of Position 97-2 “Software Revenue Recognition” issued by American Institute of Certified Public Accountants.

(j)    Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)    Stock-based compensation

On March 14, 2005, the Company granted stock options to two of its directors. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations which require the Company to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

Had compensation cost for the options granted to directors in 2005 under the Company’s 2005 stock option plan (the “Plan”) (see note 28) been determined based on the fair value at the grant date, as prescribed in Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Company’s pro forma net income would have been as follows:

Year ended March 31, 2005
RMB’000
Net income as reported	118,443
Add: Stock compensation as reported	—
Less: Stock compensation determined using the fair value method	(30)

Pro forma net income	118,413

Shares used in computation
Basic and diluted	200,000,001

Net income per share:
Basic and diluted, as reported	RMB0.59
Basic and diluted—pro forma	RMB0.59

The fair value each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions used for grants during the applicable period.

Option grants
Average risk-free interest rate of return	3.911%
Weighted average expected option life	2.75 years
Volatility rate	30.00%
Dividend yield	0.00%

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(l)    Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to RMB1,246,000, RMB2,036,000 and RMB2,815,000 (US$349,000) for the years ended March 31, 2003, 2004 and 2005, respectively.

(m)    Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB76,000, RMB84,000 and RMB562,000 (US$70,000) for the years ended March 31, 2003, 2004 and 2005, respectively.

(n)    Retirement and Other Postretirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to consolidated statements of income as and when the related employee service is provided.

(o)    Foreign Currency Transactions

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income as part of the related transaction amounts.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

(p)    Warranty Costs

The Group records a liability required for specific product repairs covered under warranty when sales are made. The term of the product warranty is generally twelve months. Based on the limited number of actual warranty claims and the historically low cost of such repairs, the Group has not recognized a liability for warranty claims.

(q)    Comprehensive Income

The Group had no other comprehensive income for the years ended March 31, 2003, 2004 and 2005.

(r)    Earnings per Share

Basic earnings per share (“EPS”) excludes dilutive potential ordinary shares and is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period.

(s)    Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for receivables, realizable values for inventories and estimated warranty obligations. Actual results could differ from those estimates.

(t)    Segment Reporting

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operations decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s chief operating decision maker is the Chief Executive Officer of the Group. Based on this assessment, the Group has determined it has two reportable operating segments, namely HIFU System and ECLIA System.

In view of the fact that the Group operates and manages its business substantially in the PRC, no geographical segment information is presented.

(u)    Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the businesses that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingency based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. The Group may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As the Group has not become aware of any product liability claim arising from any medical incident over the last three years, the Group has not recognized a liability for product liability claims.

(v)    Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No.151, “Inventory Costs—an amendment of ARB No. 43” (“SFAS 151”). SFAS 151 requires amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges. In addition, it requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not believe the adoption of SFAS 151 will have a significant impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, and amendment of APB Opinion No. 29” (“SFAS 153”). The guidance in APB Opinion No. 29 “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group currently does not contemplate entering into

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

any transactions within the scope of SFAS 153. Consequently, the Group does not believe the adoption of SFAS 153 will have material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No.123R “Share-Based Payment” (“SFAS 123R”), which requires companies to measure and recognize compensation expense for all share-based payments at fair value. SFAS 123R replaces SFAS No.123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees”. SFAS 123R is effective for all interim and annual periods beginning after June 15, 2005. Under a new U.S. Securities and Exchange Commission rule, a company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, the Company has elected to defer the adoption of SFAS 123R until April 1, 2006. Based on the options outstanding as of March 31, 2005, the Company expects to recognize amortization of share-based compensation expense of RMB698,000 (US$86,000) and RMB Nil for the years ending March 31, 2007 and 2008, respectively, upon the adoption of SFAS 123R. The estimated impact of the adoption of SFAS 123R as of April 1, 2006, is based on current assumptions regarding stock options currently issued and outstanding. Subsequent issuances of share-based payment will result in additional expenses in future periods. The pro forma results disclosed in Note 4(k) are not necessarily indicative of what the impact of SFAS 123R will be upon adoption.

(5)    Trade Accounts Receivable

Trade accounts receivable at March 31, 2004 and 2005 consist of the following:

	2004	2005	2005
	RMB’000	RMB’000	US$’000
Trade accounts receivable	41,139	85,766	10,627
Bills receivable	700	—	—

	41,839	85,766	10,627

The Group performs ongoing credit evaluations of its customers’ financial conditions. The Group requires certain customers including hospitals to provide advanced cash deposits for their purchases. The Group has been able to collect all of its receivable balances, and accordingly, did not provide an allowance for doubtful accounts at March 31, 2004 or 2005.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(6)    Prepayments and Other Receivables

	2004	2005	2005
	RMB’000	RMB’000	US$’000
VAT refund receivables	3,078	9,554	1,184
Prepayments (notes (a) and (b))	2,473	10,722	1,328
Other receivables	485	297	37

	6,036	20,573	2,549

(a)	Prepayments at March 31, 2004 and 2005 include an amount of RMB190,000 and RMB190,000 (US$23,000), respectively, representing the current portion of lease prepayments of the Group (see Note 10).

(b)	Prepayments at March 31, 2005 also include an amount of RMB7,901,000 (US$979,000), representing deferred expenses in connection with the preparation for the proposed IPO of the Company.

(7)    Inventories

Inventories at March 31, 2004 and 2005 consist of the following:

	2004	2005	2005
	RMB’000	RMB’000	US$’000
Raw materials	3,076	3,826	474
Work-in-progress	1,950	4,691	581
Finished goods	3,100	5,313	659

	8,126	13,830	1,714

(8)    Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	2004	2005	2005
	RMB’000	RMB’000	US$’000
Building and improvements	73,705	75,916	9,407
Production equipment	2,553	3,182	394
Furniture, fixtures and office equipment	661	1,067	132
Motor vehicles (note (a))	1,339	1,278	158
Construction-in-progress (note (b))	—	141	18

	78,258	81,584	10,109
Accumulated depreciation	(3,254)	(6,296)	(780)

	75,004	75,288	9,329

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(a)	Motor vehicles

As at March 31, 2005, a motor vehicle of the Group was purchased using a long term loan (see Note 12). Gross amount of the motor vehicle and related accumulated depreciation recorded under property, plant and equipment were as follows:

	2004	2005	2005
	RMB’000	RMB’000	US$’000
Gross amount	617	617	76
Accumulated depreciation	(205)	(332)	(41)

	412	285	35

(b)	Construction-in-progress

Construction-in-progress represents expenditures in respect of the leasehold improvements.

All of the Group’s buildings are located in the PRC.

(9)    Intangible Assets, net

The following table summarizes the Group’s net amortized cost of its intangible assets as of March 31, 2005:

	Gross carrying amount	Accumulated amortization	Net	Net
	RMB’000	RMB’000	RMB’000	US$’000
Patented technology	10,530	(361)	10,169	1,260
Unpatented technology	189,699	(5,533)	184,166	22,821
Non-compete commitment	48,135	(2,808)	45,327	5,616

	248,364	(8,702)	239,662	29,697

As discussed in Note 22, the Group purchased certain assets, including intangible assets from Beijing Weixiao Biological Technology Development Co., Ltd. (“Beijing Weixiao”) , a related party controlled by Mr. Wu Xiaodong, in August 2004. These intangible assets include completed technology and know-how in the production of the ECLIA System, a patent and a non-compete commitment. These intangible assets are stated at their relative fair values in relation to the total acquisition cost, less accumulated amortization. Amortization expense is recognized on straight-line basis over the estimated respective useful lives of these intangible assets, which are as follows:

Years
Patented technology	17
Unpatented technology	20
Non-compete commitment	10

Patented technology represents a patent for the production of a component of the ECLIA analyzer. The patent was applied by Beijing Weixiao prior to the acquisition.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

Unpatented technology represents specific application and processes related to the production of the ECLIA analyzer and the ECLIA reagent kits, and the Group has begun the process of securing patents with respect to the unpatented technology in applicable jurisdictions. A significant portion of the acquisition cost was allocated to the unpatented technology due to the significant contribution of the unpatented technology to the future cash flows of the Group as compared to the patented technology and the non-compete commitment. The unpatented technology arises from legal rights that existed at the date of the ECLIA acquisition. The technology-based intangible asset is capable of being separated or divided and can be sold, transferred, licensed, rented or exchanged with a related contract.

In connection with the acquisition of the ECLIA System, a commitment not to compete against Beijing Yuande was entered into with Beijing Weixiao, a related party controlled by Mr. Wu Xiaodong, from which the Group acquired these intangible assets.

For the period from June 2004 through January 2005, the voting interests and, therefore, the authority to make significant operating and policy decisions, were delegated to the three members of the board of directors of Beijing Yuande. As each shareholder of Beijing Yuande had one member as a director on its board, the voting interests in Beijing Yuande were effectively allocated equally among Chengxuan International, a company controlled by Mr. Wu Xiaodong, Golden Meditech and GE. Consequently, Chengxuan International, notwithstanding its greater than 50% of the equity interests in Beijing Yuande, did not have a majority voting interest nor a controlling financial interest over Beijing Yuande (see note 14). Accordingly, the acquisition of ECLIA assets in August 2004 from this related party was recorded at their relative fair values in relation to the total consideration paid.

Amortization expenses for these intangible assets was RMB8,702,000 (US$1,078,000) for the year ended March 31, 2005. Estimated amortization expense for the next five years is RMB14,918,000 (US$1,849,000) each year.

(10)    Lease Prepayments, net

The balance represents the land use rights of the Group as follows:

	2004	2005	2005
	RMB’000	RMB’000	US$’000
Land use rights prepaid	8,641	8,641	1,071
Accumulated amortization	(258)	(448)	(56)

	8,383	8,193	1,015

The balance is analyzed as follows:
Lease prepayments—non current portion	8,193	8,003	992
Amount to be amortized next year (Note 6)	190	190	23

	8,383	8,193	1,015

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(11)    Accrued Liabilities and Other Payables

Accrued liabilities and other payables at March 31, 2004 and 2005 consist of the following:

	2004	2005	2005
	RMB’000	RMB’000	US$’000
Other payables (note (a))	75	12,702	1,574
VAT payables	2,866	13,885	1,721
Accruals for salaries and welfare	2,684	5,183	642
Receipts in advance (note (b))	—	33,092	4,100

	5,625	64,862	8,037

(a)	Other payables at March 31, 2005 include an amount of RMB3,889,000 (US$482,000), representing the accrued expenses in connection with the proposed IPO of the Company.

Other payables at March 31, 2005 also include an amount of RMB6,207,000 (US$769,000), representing the financial advisory expenses payable for the reorganization of the Group.

(b)	Receipts in advance represent cash deposits received from customers in connection with the sales of products.

(12)    Long-term loan

	2004	2005	2005
	RMB’000	RMB’000	US$’000
RMB denominated loan: — Fixed interest rate of 5.49% per annum as of March 31, 2005 (2004: 5.49%), with maturity in May 2005	166	24	3
Less: Amount due within 1 year included under current liabilities	(142)	(24)	(3)

Amount due after 1 year	24	—	—

As of March 31, 2005, a long term loan of RMB24,000 was used for purchase of a motor vehicle (see Note 8(a)).

(13)    Shareholders’ Equity

(a)	The Company has a simple capital structure with one class of ordinary shares. On July 6, 2004, the Company issued 1 share for par value of US$0.0001 on incorporation with an authorized share capital of 500,000,000 ordinary shares at par value of US$0.0001 each.

On January 17, 2005, the Company:

(i)	raised capital through the issuance of 999 ordinary shares in a private placement at a price of US$0.0001 per share for a consideration of US$0.0999;

(ii)	consolidated 1,000 ordinary shares in issue with par value of US$0.0001 each to 1 ordinary share with par value of US$0.10 each;

(iii)	consolidated 499,999,000 un-issued ordinary shares with par value of US$0.0001 each to 499,999 ordinary share with par value of US$0.10 each; and

(iv)	increased the authorized share capital from 500,000 ordinary shares with par value of US$0.10 each to 500,000,000 ordinary shares of US$0.10 each by the creation of an additional 499,500,000 ordinary shares of US$0.10 each.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

On January 19, 2005, in connection with the reorganization, the Company issued 200,000,000 ordinary shares on a pro-rata basis to the shareholders of Beijing Yuande. As part of this corporate reorganization, all three shareholders of Beijing Yuande, Chengxuan International, Golden Meditech and GE subscribed for and were issued 110,020,000, 50,000,000 and 39,980,000 ordinary shares of the Company, respectively, in exchange for their respective outstanding ownership interests in Beijing Yuande. GE’s ordinary shares in the Company are held in trust by General Electric International Operation Company, Inc. Because the three shareholders’ relative ownership interests in the Company are identical to their ownership interests in Beijing Yuande, the reorganization is deemed to lack substance for financial reporting purposes, and amounts were recorded at their historical cost basis. The excess of the Company’s ordinary shares over the registered capital of Beijing Yuande was first applied to reduce contribution surplus to zero with the remaining amount applied to reduce retained earnings.

(b)	In March 2003, Beijing Yuande raised additional capital through the issuance of 16,775,000 and 10,065,000 shares of RMB1.00 par value per share to Golden Meditech and GE, respectively, in a private placement at a price of RMB2.45 per share for a total consideration of RMB64,032,000 (net of share issue expenses of RMB1,726,000).

(c)	Shareholders’ contributions in excess of par value of Beijing Yuande are reflected as contribution surplus (or share premium).

(d)	In accordance with the relevant laws and regulations for sino-foreign investment enterprises incorporated under the Law of the PRC on Joint Venture Using Chinese and Foreign Investment, the appropriation to Beijing Yuande’s general reserve fund is at the discretion of the board of directors of the respective joint venturers. In January 2005, Beijing Yuande became a WFOE. Under the Law of the PRC on Enterprises with Sole Foreign Investment, Beijing Yuande is required to set aside at least 10% of its respective after-tax profit determined under the relevant PRC accounting regulations to general reserve fund. The appropriations are required until the balance reaches 50% of Beijing Yuande’s registered capital. Statutory general reserve can be used to recoup previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered share capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended March 31, 2004 and 2005, Beijing Yuande transferred RMB3,314,000 and RMB6,639,000 (US$823,000), respectively, being 10% of the respective year’s net income determined in accordance with PRC accounting rules and regulations, to this reserve.

(e)	In accordance with the relevant laws and regulations in the PRC, Beijing Yuande is required to make appropriation to a staff welfare and bonus reserve. The amount allocated to this fund is at the discretion of the board of directors. The appropriation to staff welfare and bonus reserve has been reclassified as expense as it is a liability to the employees. This fund is recorded as a current liability and can only be utilized for making special bonuses or collective welfare to the employees of Beijing Yuande, such as construction of dormitories, canteen and other welfare facilities. For the years ended March 31, 2004 and 2005, the directors authorized and the shareholders’ approved, the transfer of RMB2,407,000 and RMB3,750,000 (US$465,000), respectively, being 5% and 3% of the respective year’s net income determined in accordance with the PRC accounting rules and regulations, to this fund.

(f)

According to the Articles of Association of Beijing Yuande, the amount of retained earnings available for distribution to shareholders is the amount determined in accordance with the PRC accounting rules and regulations. As of December 31, 2002, 2003 and 2004, the statutory year end

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

for Beijing Yuande, the amount of retained earnings available for distribution was RMB39,192,000, RMB67,363,000 and RMB66,387,000 (US$8,226,000) respectively, being the amount determined in accordance with the PRC accounting rules and regulations. Dividends of RMB39,192,000 in respect of the statutory years 2001 and 2002 and RMB28,171,000 in respect of the statutory year 2003 were declared after December 31, 2003 and had been recognized as a liability at the balance sheet date March 31, 2004. No dividend in respect of the statutory year 2004 was declared as of the balance sheet date of March 31, 2005 (see Note 20).

(14)    Shareholders’ Agreements

In March 2003, Beijing Chengxuan Economic and Trade Co., Ltd. (“Beijing Chengxuan”), Peking University People’s Hospital (“PUPH”), Golden Meditech, Beijing Boda Technology Investment and Development Co., Ltd. (“Boda”), GE, other four individual shareholders, and Beijing Yuande entered into a shareholders’ agreement (the “Beijing Yuande Shareholders’ Agreement”), which provided for certain matters relating to the management of Beijing Yuande. The Shareholders’ Agreement provided that the Board of Directors of Beijing Yuande would consist of nine directors. Each of Beijing Chengxuan, PUPH and Golden Meditech was entitled to designate two directors, respectively, and Boda was entitled to designate one director. In addition, the Beijing Yuande Shareholders’ Agreement also provided that Beijing Chengxuan would be entitled to nominate two independent directors to the Board of Directors of Beijing Yuande. If any vacancy occurs on the Board, the shareholders entitled to designate such outgoing directors shall have the right to designate or nominate a replacement.

The Beijing Yuande Shareholders’ Agreement provided an observer right to the representative of GE, who may attend all meetings of the Board in a nonvoting capacity but shall not disclose any business of the Board to any person, other than an affiliated of such representative.

In accordance with the Beijing Yuande Shareholders’ Agreement, Beijing Yuande granted GE a right of first refusal to act, or to designate one or more of GE’s affiliates to act, as the sole and exclusive distributor of the products of Beijing Yuande outside the PRC. Such distribution may be conducted directly or indirectly (through dealer or other channels) by GE or affiliates of GE.

In May 2004, a revised Memorandum and Articles of Association (the “Revised M&A”) was adopted by the shareholders of Beijing Yuande and duly executed. All matters relating to the management of Beijing Yuande as stipulated in the Beijing Yuande Shareholders’ Agreement were superseded by the Revised M&A. As such, Beijing Yuande Shareholders’ Agreement was null and void.

Under the Revised M&A, Golden Meditech and GE, which hold an equity interest of 25% and 15% respectively in Beijing Yuande, each held one of the three seats on the Board of Directors, and, as a result, effectively had an equal voting interest to make significant decisions that are expected to be made in the ordinary course of Beijing Yuande’s business operations. Parties to the Revised M&A believed the delegation of the decision-making authority to the board members was necessary to protect the interests of the minority shareholders of Beijing Yuande and to encourage the participation of GE and Golden Meditech to enhance the corporate governance of Beijing Yuande.

On January 19, 2005, Chengxuan International (formerly “Beijing Chengxuan”), Golden Meditech and GE entered into a new Shareholders’ Agreement (the “January 2005 Shareholders’ Agreement”), which provides for certain matters relating to the management of the Company. The January 2005

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

Shareholders’ Agreement provided that the Board of Directors of the Company will consist of five directors. Chengxuan International and Golden Meditech were entitled to designate two and one directors, respectively. In addition, the January 2005 Shareholders’ Agreement also provided that Chengxuan International will be entitled to designate two independent directors to the Board of Directors of the Company. If any vacancy occurs on the Board, the shareholders entitled to designate such outgoing directors shall have the right to designate a replacement.

The January 2005 Shareholders’ Agreement provided an observer right to the representative of GE, who may attend all meetings of the Board in a nonvoting capacity but shall not disclose any business of the Board to any person, other than an affiliated of such representative.

(15)    Earnings per share

Basic earnings per share for the years ended March 31, 2004 and 2005 have been calculated by dividing net income by the number of shares issued and outstanding of 200,000,001 as if such shares had been outstanding for the periods presented. Basic and diluted earnings per share for the year ended March 31, 2003 reflects the pro rata effect on the weighted average number of shares outstanding resulting from the contribution of capital by shareholders received during 2003.

As described in Notes 1 and 13, 200,000,000 shares of the Company were issued to all three shareholders of Beijing Yuande in consideration for the exchange and acquisition of their equity interests in Beijing Yuande in connection with the corporate reorganization.

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	2003	2004	2005	2005
	RMB’000	RMB’000	RMB’000	US$’000
Numerator:
Net income	27,556	61,561	118,443		14,676

Denominator:
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share (‘000)	122,411	200,000	200,000		200,000
Weighted average number of potential ordinary shares (‘000)	18	18	18		18

Shares used in computing diluted earnings per share (‘000)	122,429	200,018	200,018		200,018

Earnings per share
— basic and diluted	RMB0.23	RMB0.31	RMB0.59	US$	0.07

The weighted average number of ordinary shares outstanding used to calculate earnings per share for periods prior to the corporate reorganization in January 2005 has been retroactively determined based upon the exchange ratio used to issue shares as part of the reorganization. For the years ended March 31, 2003, 2004 and 2005, diluted earnings per share have been computed to give effect to 400,000 ordinary shares of the Company issuable upon exercise of the options granted on March 14, 2005.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(16)    Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible assets and lease prepayments are included in the following captions:

	2003	2004	2005	2005
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	1,859	903	9,950	1,233
General and administrative	419	553	2,321	288

	2,278	1,456	12,271	1,521

(17)    Sales and Marketing Expenses

Sales and marketing expenses for the years ended March 31, 2003, 2004 and 2005 include repairing and warranty expenses of RMB34,000, RMB8,000 and RMB28,000 (US$3,000), respectively.

(18)    General and Administrative Expenses

General and administrative expenses for the years ended March 31, 2003, 2004 and 2005 include the following:

	2003	2004	2005	2005
	RMB’000	RMB’000	RMB’000	US$’000
Personnel expenses	4,168	3,445	5,409	670
Financial advisory expenses	—	—	6,207	769
Loss on disposal of property, plant and equipment	375	—	146	18

Financial advisory expenses represent amounts incurred for the reorganization of the Group.

(19)    Other income

Included in other income for the year ended March 31, 2005 was a non-refundable grant of RMB1,556,000 (US$193,000) granted by the PRC government authorities as Beijing Yuande operates in the high and new technology business sector. The income can be used for enterprise development and technology innovation purposes.

(20)    Dividends

Pursuant to resolutions passed at two Directors’ meetings of Beijing Yuande held in January and February 2004, final dividends of RMB0.9735 and RMB0.4198 per share totalling RMB39,192,000 in respect of the statutory years 2001 and 2002, and RMB28,171,000 in respect of the statutory year 2003, were declared during the year ended March 31, 2004, respectively. Shareholders approved the resolutions at two meetings in February and March 2004, respectively. No dividend in respect of the statutory year 2004 was declared by the board of Beijing Yuande as of the balance sheet date of March 31, 2005.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(21)    Income Taxes

Cayman Islands Tax

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

As Beijing Yuande is a foreign owned enterprise and high technology enterprise with operations in an economic-technological development area in the PRC, it is eligible for an exemption from income tax for three years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC (the “tax holiday”). Beijing Yuande generated taxable income during its statutory year ended December 31, 1999 and was entitled to full income tax exemption until December 31, 2001. The statutory income tax rate was 15% under the relevant PRC income tax laws and Beijing Yuande was entitled to 50% exemption from income tax for statutory years ended December 31, 2002, 2003 and 2004. Since January 1, 2005, taxable income of Beijing Yuande is subject to a statutory income tax rate of 15% due to the expiry of relief from income tax.

U.S. Tax

Yuande (USA) Corp., a subsidiary of Beijing Yuande, was incorporated in January 2005 and is subject to income taxes in the U.S., which has a corporate tax rate of 35% and in the state of California, which has a corporate tax rate of 8.84%.

Income tax expense consists of:

	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000
PRC Income tax
Year ended March 31, 2005	11,854	—	11,854

Year ended March 31, 2004	4,690	243	4,933

Year ended March 31, 2003	3,096	190	3,286

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

Income tax expense reported in the statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended March 31, 2005 for the following reasons:

	2003	2004	2005	2005
	RMB’000	RMB’000	RMB’000	US$’000
Income before tax	30,842	66,494	130,297	16,145

Computed “expected” tax expense (note (a))	4,626	9,974	19,545	2,422
Non-deductible expenses	1,344	398	619	77
Non-taxable income	(18)	(1,062)	(2,443)	(303)
Tax holiday	(2,880)	(4,538)	(5,749)	(712)
Other	214	161	(118)	(15)

Actual income tax expense	3,286	4,933	11,854	1,469

(a)	The PRC income tax rate has been used since substantially all of the Group’s operations and taxable income are generated in the PRC.

Deferred taxes in respect of temporary timing differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes are immaterial.

If Beijing Yuande was not in a tax holiday period for the years ended March 31, 2003, 2004 and 2005, income tax expense and earnings per share amounts would be as follows:

	2003	2004	2005	2005
	RMB’000	RMB’000	RMB’000	US$’000
Income tax expense	6,166	9,471	17,603		2,181

Earnings per share
— basic and diluted	RMB0.20	RMB0.29	RMB0.56	US$	0.07

(22)    Related Party Transactions

The Group has undertaken significant business transactions in the ordinary course of business with related parties in the PRC during the three years ended March 31, 2003, 2004 and 2005.

	2003	2004	2005	2005
	RMB’000	RMB’000	RMB’000	US$’000
Sales of medical equipment (a)	5,026	11,966	4,145	514
Purchase of raw materials (b)	9,360	6,820	—	—
Provision of repairing services (c)	—	—	3	0
Purchase of building and land use rights (d)	60,000	4,807	—	—
Purchase of ECLIA System (e)	—	—	250,000	30,978

(a)	The Group sold two, six and two units of products to PUPH and GEMS Trade and Deve (Shanghai) Co., Ltd., a related company of GE, in 2003, 2004 and 2005 respectively.

Transactions with PUPH were generally conducted on terms no less favorable to the Group that could be obtained from third parties. PUPH was a shareholder of Beijing Yuande during the respective years.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

The Group had significant transactions and relationships with GEMS Trade and Deve (Shanghai) Co., Ltd., a related company of GE, which is a shareholder of the Company, and Beijing Yuande, during the respective years. Because of this relationship, it was possible that the terms of these transactions were not the same as those that would result from transactions with third parties. Sales of medical equipment to GE have been generally at prices which were less than prices charged to third parties.

(b)	The Group purchases ultrasound imaging system used in the assembly of products from a related company of GE. As of March 31, 2004 and 2005, no amounts were due to the related company respectively.

(c)	The Group signed a service agreement with GE for the provision of repairing service to the customers of GE. Expenses incurred during the provision of services are reimbursed from GE. In addition, a repairing service income, representing 10% mark-up on the expenses incurred, is chargeable and receivable from GE.

(d)	On February 27, 2004, the Group signed a sale and purchase agreement with Beijing Weixiao, a related party controlled by Mr. Wu Xiaodong, to purchase a building at RMB64,807,000 (US$8,030,000). A prepayment of RMB60,000,000 was made in March 2003. The remaining balance on the purchase of the building was reflected as amounts due to a related party in the balance sheet as of March 31, 2004 and subsequently settled in April 2004.

(e)	In August 2004, the Group purchased from Beijing Weixiao, a related party controlled by Mr. Wu Xiaodong, the ECLIA System.

The ECLIA System is designed to detect and monitor various disorders through laboratory evaluation and analysis of blood, urine or other body fluids. The Group currently offers 27 types of reagent kits for use with the ECLIA System analyzer for various thyroid disorders, diabetes, disorders related to reproduction and growth and various types of tumors.

The ECLIA System was launched to the market in September 2004.

Under the acquisition agreement, the Group agreed to pay Beijing Weixiao an aggregate purchase price of RMB250 million (US$31 million) for the ECLIA System technology and related inventory, of which RMB150 million was paid as of March 31, 2005 and the remaining RMB100 million will be paid by September 30, 2005. The aggregate purchase price of RMB250 million was allocated to inventories (RMB1.6 million) and intangible assets (RMB248.4 million) (see Note 9).

(f)	Mr. Wu Xiaodong is the Chairman of the Board of Directors, the Chief Executive Officer and a significant shareholder of the Company as of March 31, 2005.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

Amounts due from/(to) related parties

		2004	2005	2005
	Note	RMB’000	RMB’000	US$’000
Current asset
Amount due from:
GE—trade	(i)	2,250	—	—

Non-current asset
Amount due from:
Related party—non-trade	(ii)	99	—	—

Current liability
Amounts due to:
Beijing Weixiao—non-trade	(iii)	(4,807)	(100,000)	(12,391)
GE—non-trade	(iv)	—	(421)	(52)

		(4,807)	(100,421)	(12,443)

Non-current liability
Amount due to:
Shareholder—non-trade	(v)	—	(2,293)	(284)

Amounts due from/(to) related parties comprise mainly:

(i)	receivables for sale of one unit of medical equipment to GE. This amount was repaid in May 2004.

(ii)	advances to Beijing Weixiao for working capital purpose. During the years ended March 31, 2003, 2004 and 2005, aggregate amounts of RMB6,014,000, RMB12,043,000 and RMBNil (US$Nil) were advanced to Beijing Weixiao. These advances were unsecured, non-interest bearing and have no fixed terms of repayment. Cash repayments of RMB6,510,000, RMB30,083,000 and RMB99,000 (US$12,000) were received from Beijing Weixiao during the years ended March 31, 2003, 2004 and 2005, respectively.

(iii)	remaining amount payable for the purchase of a building from Beijing Weixiao amounted to RMB4,807,000 as of March 31, 2004. The amount due was fully settled by cash in April 2004.

Amount as of March 31, 2005 represents remaining balance payable to Beijing Weixiao for the purchase of the ECLIA System in August 2004. According to the acquisition agreement, the Group agreed to pay the RMB100 million by September 30, 2005.

(iv)	advance payment from GE in respect of the provision of repairing service to the customers of this related company. The balances due were unsecured, non-interest bearing and repayable within one year.

(v)	payables to Chengxuan International for the payment of expenses in connection with the preparation of the IPO and operating expenses incurred on behalf of the Company. Chengxuan International is a company controlled by Mr. Wu Xiaodong. The balances due were unsecured, non-interest bearing and are subject to no fixed terms of repayment.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(23)    Segment Information

The Group’s principal operating segments coincide with the types of products to be sold. The products from which revenues are derived are consistent with the reporting structure of the Group’s internal organization. The Group has two reportable segments: HIFU system and ECLIA system.

The Group’s segment information for the years ended March 31, 2003, 2004 and 2005 is prepared using the following methodology:

•	Revenues and expenses directly associated with each segment are included in determining segment income.

•	Expenses not directly associated with specific segments are allocated based on the most relevant measures applicable, including headcount, square footage and other factors.

•	Segment assets are based on those directly associated with each segment, and include an allocation of certain assets relating to segment and general use, based on the most relevant measures applicable, including headcount, square footage and other factors.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

The accounting policies of the segments are the same as those used by the Group.

	HIFU system	ECLIA system	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2005
Net sales to external customers	177,275	40,272	217,547

Segment income	110,127	21,359	131,486
Reconciling items (note (a))			(2,937)

Operating income			128,549
Other income			1,559
Interest income			194
Interest expense			(5)

Income before income taxes			130,297

Segment assets (note (b))	96,805	275,293	372,098

Expenditures for long-lived assets	3,357	248,724	252,081

Depreciation and amortization	(817)	(9,133)	(9,950)

Year ended March 31, 2004
Net sales to external customers	110,750	—	110,750

Segment income	66,645	—	66,645
Reconciling items (note (a))			(165)

Operating income			66,480
Other income			—
Interest income			126
Interest expense			(112)

Income before income taxes			66,494

Segment assets (note (b))	98,097	n/a	98,097

Expenditures for long-lived assets	(513)	—	(513)

Depreciation and amortization	(1,291)	—	(1,291)

Year ended March 31, 2003
Net sales to external customers	63,716	—	63,716

Segment income	32,804	—	32,804
Reconciling items (note (a))			(159)

Operating income			32,645
Other income			—
Interest income			56
Interest expense			(1,859)

Income before income taxes			30,842

Segment assets (note (b))	147,207	n/a	147,207

Expenditures for long-lived assets	(2,713)	—	(2,713)

Depreciation and amortization	(2,119)	—	(2,119)

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(a) Reconciliation of total segment income to consolidated operating income

	Year ended March 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Total segment income	32,804	66,645	131,486
Depreciation on property, plant and equipment	(159)	(165)	(2,321)
Others	—	—	(616)

Consolidated total operating income	32,645	66,480	128,549

(b) Reconciliation of total segment assets to consolidated total assets

	Year ended March 31,
	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Total assets for reportable segments	147,207	98,097	372,098
Others:-
Cash and cash equivalents	27,371	24,114	14,646
Property, plant and equipment(i)	3,966	64,232	54,690
Other assets(ii)	1,266	5,718	16,334

Consolidated total assets	179,810	192,161	457,768

(i)	Property, plant and equipment comprised of certain fixed assets, or allocated portions thereof that are not uniquely identifiable with the operations of particular segment.
(ii)	Other assets primarily include prepayments and other receivables and lease prepayments.

In view of the fact that the Group operates and manages its business substantially in the PRC, no geographical segment information is presented.

(24)    Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, Beijing Yuande is required to make contributions at approximately 19% of the employees’ salaries and wages to a defined contribution retirement scheme organized by the Beijing Social Security Bureau in respect of the retirement benefits for Beijing Yuande’s employees in the PRC. The contributions for the years ended March 31, 2003, 2004 and 2005 amounted to RMB174,000, RMB186,000 and RMB271,000 (US$34,000) respectively.

The	Group has no other obligation to make payments in respect of retirement benefits of its employees.

(25)    Derivative Instruments and Hedging Activities

The Group did not enter into any derivative financial instruments for any purpose during the years presented. The Group does not hedge risk exposures or speculate using derivative instruments.

(26)    Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, trade accounts receivable, other receivables, amounts due from related parties, and financial liabilities, such as short term borrowing, current instalments of long-term loan, trade accounts

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

payable, amounts due to related parties and other payables, approximates their fair values because of the short term maturity of these instruments. The Group does not hold nor issue financial instruments for trading purposes.

(27)    Business and Credit Concentrations

(i)	All of the Group’s customers are located in the PRC. The following are the customers that individually comprised 10% or more of revenue in any year during the relevant periods:

	2003		2004		2005		2005
	RMB’000%		RMB’000%		RMB’000%		US$’000
Changzhou Zhong Heng Commerce Co., Ltd.	25,641	40	—		—		—
Beijing Jia Xing Fang Zhou Trade Co., Ltd.	—		25,641	23	—		—
Kunshan Creation Industry Development Co., Ltd.	—		15,385	14	30,769	14	3,813
Ningbo Ruichang Industry Co., Ltd.	—		15,385	14	12,821	6	1,589
Shanghai Silai Trade Co., Ltd.	10,171	16	9,479	8	25,641	12	3,177
Shanghai Yi Li System Technology Co., Ltd.	—		12,820	12	—		—
GEMS Trade and Deve (Shanghai) Co., Ltd.	—		11,966	11	4,145	2	514
Beijing Wei Jian Da Medical Technology Co. Ltd.	—		—		51,282	24	6,354

For the customers that individually comprised 10% or more of revenue in any year during the relevant periods, the Group’s business had three customers which accounted for fifty percent of revenue for the year ended March 31, 2005, five customers which contributed to seventy-four percent of revenue for the year ended March 31, 2004 and two customers which contributed to fifty-six percent of revenue for the year ended March 31, 2003, respectively. The Group performs ongoing credit evaluations of its customers’ financial condition and, generally, requires advanced deposits from its customers as collateral.

The Group considers its relationships with these major customers to be good.

(ii)	The Group is dependent on single-source suppliers for much of the materials and major components used to manufacture its products. If the supply of certain materials or components were interrupted, such interruption could delay the Group’s own manufacturing process and could result in a possible loss of sales, which would adversely affect operating results. The ultrasound imaging system and the treatment bed, major components of products sold, are manufactured by a related company of GE and a local supplier, respectively. Purchases (net of VAT) made from the related company for the years ended March 31, 2003, 2004 and 2005 were RMB8,000,000, RMB5,829,000 and RMB Nil (US$ Nil ), respectively. Purchases (net of VAT) made from an import company for the ultrasound imaging system and a local supplier for the treatment bed for the years ended March 31, 2003, 2004 and 2005 were RMB2,556,000, RMB22,248,000 and RMB45,509,000 (US$5,639,000), respectively.

(iii)	Accounts receivable from the four and three customers, who individually comprise 10% or more of the outstanding balance, represented 76% and 62%, respectively, of the balance of the account at March 31, 2004 and 2005, respectively.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(28)    Stock option plan

On February 2, 2005, the Company adopted the 2005 stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to directors and employees. Under the Plan, the Company has reserved an aggregate of 30,000,000 of its ordinary shares for issuance under the Plan. The Plan will remain in effect for 5 years starting from the date of adoption.

On March 14, 2005, the Company granted to two directors options to purchase an aggregate of 400,000 ordinary shares at an exercise price of US$1.36 per share. One-third of the options will become exercisable one year after the Vesting Commencement Date (the “Date”), another one-third will become exercisable 18 months after the Date and the remaining one-third will become exercisable two years after the Date. All outstanding options will expire on December 31, 2009.

Stock option activity during the years indicated is as follows:

	Number of shares	Exercise price
Granted and outstanding as of March 31, 2005	400,000	US$	1.36

The fair value of the options granted is estimated on the date of grant using the dividend adjusted Black-Scholes option-pricing model based on the following assumptions:

Option grants
Average risk-free interest rate of return	3.911%
Weighted average expected option life	2.75 years
Volatility rate	30.00%
Dividend yield	0.00%

The fair value of the Company’s ordinary shares issuable under the options granted during the year ended March 31, 2005 was determined by the Company with reference to the estimated price range of US$1.40 to US$1.60 per ordinary share and with discussions with the underwriter of the Company’s IPO. Accordingly, the Company considered US$1.50 per ordinary share, the midpoint of the estimated range of the IPO price, to be an appropriate indicator of the fair value of its ordinary shares. Accordingly, share-based compensation of RMB463,000 (US$57,000) should be recorded during the year ended March 31, 2005, which represents the difference between the exercise price of US$1.36 per ordinary share and the estimated fair value of US$1.50 per ordinary share in respect of 400,000 ordinary shares issuable under the options granted on March 14, 2005. Deferred share-based compensation expenses should be amortized on a straight-line basis over the two-year vesting period. Amortization of this share-based compensation through March 31, 2005 was inconsequential.

No options were exercisable as of March 31, 2005 nor forfeited during March 31, 2005.

Notes to the Consolidated Financial Statements — (Continued)

March 31, 2003, 2004 and 2005

(expressed in RMB and US$)

(29)    Operating lease obligations

Rental expense for obligations under operating leases was RMB Nil, RMB Nil and RMB219,000 (US$27,000) for the years ended March 31, 2003, 2004 and 2005, respectively. As of March 31, 2005, the total future minimum lease payments under non-cancellable operating leases in respect of premises are payable as follows:

RMB’000
For the year ending March 31,
2006	566
2007	328
2008	—
2009	—
2010	—

894

(30)    Additional financial information

Non-cash transactions

On February 27, 2004, Beijing Yuande signed a sale and purchase agreement for the purchase of a building from Beijing Weixiao, a related party controlled by Mr. Wu Xiaodong, for a purchase consideration of RMB64,807,000. Part of the consideration was settled by the prepayment of RMB60,000,000 made in March 2003. The remaining balance on the purchase of the building has been reflected as amounts due to Beijing Weixiao in the balance sheet as of March 31, 2004.

In August 2004, Beijing Yuande acquired certain intangible assets and related inventory for RMB250 million from Beijing Weixiao, of which RMB150 million has been paid as of March 31, 2005. The remaining RMB100 million payable is reflected as an amount due to a related party with an offsetting increase to intangible assets in the balance sheet as of March 31, 2005 (see Note 22).

Condensed Consolidated Balance Sheets

As of March 31, 2005 and December 31, 2005

(RMB and US$ expressed in thousands, except per share data)

		March 31, 2005	(Unaudited) December 31, 2005	(Unaudited) December 31, 2005
	Note	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		14,646	765,050	94,799
Trade accounts receivable		85,766	149,142	18,480
Prepayments and other receivables	3	20,573	21,523	2,667
Amount due from a related party	11	—	245	30
Inventories	4	13,830	7,665	950

Total current assets		134,815	943,625	116,926
Property, plant and equipment, net	5	75,288	104,863	12,994
Intangible assets, net	6	239,662	228,474	28,311
Lease prepayments, net		8,003	7,858	974

Total assets		457,768	1,284,820	159,205

Liabilities
Current liabilities
Trade accounts payable		22,595	24,727	3,064
Amounts due to related parties	11	100,421	—	—
Accrued liabilities and other payables	7	64,862	49,816	6,173
Income tax payable		9,395	29,130	3,609
Dividend payable		4,225	—	—
Current installments of long-term loan		24	—	—

Total current liabilities		201,522	103,673	12,846
Amount due to a related party	11	2,293	—	—

Total liabilities		203,815	103,673	12,846

Shareholders’ equity
Share capital		165,530	225,125	27,896
Ordinary shares US$0.10 par value: 500,000,000 authorized; 200,000,001 and 273,600,001 issued and outstanding as of March 31, 2005 and December 31, 2005, respectively
Additional paid-in capital		—	739,936	91,687
General reserve fund		14,852	14,852	1,840
Unearned compensation		—	(282)	(35)
Accumulated other comprehensive loss		—	(2,061)	(255)
Retained earnings		73,571	203,577	25,226

Total shareholders’ equity		253,953	1,181,147	146,359

Total liabilities and shareholders’ equity		457,768	1,284,820	159,205

See accompanying notes to the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

For the nine months ended December 31, 2004 and 2005

(RMB and US$ expressed in thousands, except per share data)

		Nine months ended December 31,
		2004	2005	2005
	Note	RMB	RMB	US$
Revenues, net (a)	12	143,317	260,055		32,224
Cost of revenues		(43,008)	(77,039)		(9,546)

Gross profit		100,309	183,016		22,678
Operating expenses:
Research and development		(1,669)	(9,296)		(1,152)
Sales and marketing		(3,245)	(11,289)		(1,399)
General and administrative		(12,009)	(22,314)		(2,765)

Total operating expenses		(16,923)	(42,899)		(5,316)

Operating income		83,386	140,117		17,362
Other income (a)	11	1,599	3,885		481
Interest income		169	6,844		848
Interest expense		(5)	—		—

Income before tax		85,149	150,846		18,691
Income tax expense	10	(6,138)	(20,840)		(2,582)

Net income		79,011	130,006		16,109

Total comprehensive income		79,011	127,945		15,854

Basic and diluted earnings per share	9, 10	RMB0.40	RMB0.55	US$	0.07

Basic and diluted earnings per ADS *	9, 10	RMB4.00	RMB5.50	US$	0.70

*	Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 10 shares.

(a)	Includes the following income resulting from transactions with related parties (see Note 11):

	Nine months ended December 31,
	2004	2005	2005
	RMB	RMB	US$
Revenues, net	1,966	1,966	244
Other income	43	96	12

See accompanying notes to the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

For the nine months ended December 31, 2004 and 2005

(RMB and US$ expressed in thousands, except per share data)

	Shares capital		Registered capital	Additional paid-in capital	Contribution surplus	General reserve fund	Unearned compensation	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2005	200,000,001	165,530	—	—	—	14,852	—	—	73,571	253,953
Net income	—	—	—	—	—	—	—	—	130,006	130,006
Issue of new shares	73,600,000	59,595	—	739,472	—	—	—	—	—	799,067
Unearned share-based compensation	—	—	—	464	—	—	(464)	—	—	—
Amortization of share-based compensation expense	—	—	—	—	—	—	182	—	—	182
Net effect of foreign currency translation adjustment	—	—	—	—	—	—	—	(2,061)	—	(2,061)

Balance as of December 31, 2005	273,600,001	225,125	—	739,936	—	14,852	(282)	(2,061)	203,577	1,181,147

Balance as of December 31, 2005 (US$)	273,600,001	27,896	—	91,687	—	1,840	(35)	(255)	25,226	146,359

Balance as of April 1, 2004	—	—	67,100	—	37,192	8,213	—	—	23,005	135,510
Net income	—	—	—	—	—	—	—	—	79,011	79,011

Balance as of December 31, 2004	—	—	67,100	—	37,192	8,213	—	—	102,016	214,521

See accompanying notes to the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2004 and 2005

(RMB and US$ expressed in thousands, except per share data)

		Nine months ended December 31,
		2004	2005	2005
	Note	RMB	RMB	US$
Cash flow from operating activities
Net income		79,011	130,006	16,109
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment		2,216	2,720	337
Amortization of lease prepayments		144	144	18
Amortization of intangible assets		4,972	11,188	1,386
Amortization of share-based compensation		—	182	23
Changes in assets and liabilities:
Trade accounts receivable		(57,757)	(63,376)	(7,853)
Prepayments and other receivables		(9,181)	(949)	(118)
Inventories		(6,799)	6,165	764
Trade accounts payable		8,428	2,132	264
Accrued liabilities and other payables		59,901	(17,084)	(2,117)
Income tax payable		4,232	19,735	2,445
Amount with related party	11	2,250	(245)	(30)

Net cash provided by operating activities		87,417	90,618	11,228

Cash flow from investing activities
Capital expenditure		(2,982)	(32,295)	(4,002)
Proceeds from time deposits with original maturity over three months		26,500	—	—
Purchase of intangible assets from related party		(78,364)	—	—
Repayment to a related party for the remaining balance on the purchase for intangible assets		(12,000)	(100,000)	(12,391)
Net repayments and advances from related parties		(4,708)	(2,714)	(336)

Net cash used in investing activities		(71,554)	(135,009)	(16,729)

Cash flow from financing activities
Principal payments on long-term loan		(107)	(24)	(3)
Dividends paid		(26,430)	(4,225)	(523)
Proceeds from issue of new shares		—	799,067	99,014

Net cash (used in)/generated from financing activities		(26,537)	794,818	98,488

Effect of currency exchange rate change		—	(23)	(3)

Net (decrease)/ increase in cash and cash equivalents		(10,674)	750,404	92,984
Cash and cash equivalents:
At beginning of period		24,114	14,646	1,815

At end of period		13,440	765,050	94,799

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Income taxes		1,906	1,105	137
Interest expense		5	—	—

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

(1)    Reorganization and Principal Activities

YDME Medical Equipment Inc. was incorporated in the Cayman Islands in July, 2004 as a limited liability company, and subsequently changed its name to China Medical Technologies, Inc. (the “Company”). The Company was established in connection with the reorganization and initial public offering (“IPO”) of Beijing Yuande Bio-Medical Engineering Co., Ltd. (“Beijing Yuande”). On January 19, 2005, as part of a corporate reorganization, the Company issued 200,000,000 ordinary shares, par value of US$0.10, to all three shareholders of Beijing Yuande in exchange for their beneficial interests in Beijing Yuande. As a result of this reorganization, all three shareholders of Beijing Yuande, Chengxuan International Ltd. (“Chengxuan International”), Golden Meditech (BVI) Company Ltd. (“Golden Meditech”) and GE China Co., Ltd., subscribed for and were issued 110,020,000, 50,000,000 and 39,980,000 ordinary shares of the Company, respectively. Unless otherwise indicated, references to “GE” are to General Electric Company or to one or more of its wholly owned subsidiaries, as the case may be and where applicable, to its relevant subsidiaries and its related companies.

Beijing Yuande was established under the laws of the PRC in July 1999 and is principally engaged in the commercialization, manufacture and sale of medical devices and supplies to clients primarily in the People’s Republic of China (the “PRC”). It became a Sino-Foreign Investment Enterprise in March 2003 and became a Wholly Foreign Owned Enterprises (“WFOE”) in June 2004. The Company and its subsidiary, Beijing Yuande, are collectively referred to as the “Group”.

Yuande (USA) Corp, a subsidiary of Beijing Yuande, was incorporated in January 2005 and is principally engaged in carrying out research and development projects and clinical studies on using the HIFU therapy system.

On August 9, 2005, the Company was successfully listed on the Nasdaq National Market and offered 6,400,000 ADSs, representing 64,000,000 ordinary shares, at an initial public offering price of US$15.00 per ADS. On August 29, 2005, an additional 960,000 ADSs, representing 9,600,000 ordinary shares, were sold at the initial public offering price of US$15.00 per ADS pursuant to the underwriter’s exercise of its over-allotment option. In connection with the initial public offering of the Company, net proceeds, after deduction of the related expenses, with aggregate amount of US$98.7 million were received.

(2)    Summary of Significant Accounting Policies and Practices

(a)    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of December 31, 2005 and for the nine months ended December 31, 2004 and 2005 have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The March 31, 2005 balance sheet was derived from audited consolidated financial statements of the Group. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto, for the fiscal year ended March 31, 2005.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of December 31, 2005, and the result of operations and cash flows of the Group for the nine months ended December 31, 2004 and 2005, have been made.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

The unaudited condensed consolidated statements of income for the nine months ended December 31, 2005 are not necessarily indicative of the operation results for the full fiscal year or any future periods.

The Group’s functional and reporting currency is RMB. For the U.S. dollar convenience translation amounts included in the accompanying financial statements, the Renminbi equivalents were translated into U.S. dollars at the rate of US$1.00=RMB8.0702, representing the noon buying rate in the City of New York for cable transfers of Renminbi on December 30, 2005, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2005 or at any other date.

(b)    Intangible Assets

The Group acquired certain intangible assets for use in an integrated luminescence immunoassay in-vitro diagnostics system using enhanced chemiluminescence (“ECLIA”) technology. These intangible assets include completed technology and know-how in the production of ECLIA analyzers and reagent kits (together known as “ECLIA System”), production permits, a patent and a non-compete commitment. These intangible assets are stated at their relative estimated fair values in relation to the total acquisition cost, less accumulated amortization. Amortization expense is recognized on straight-line basis over the estimated respective useful lives of these intangible assets.

The Group reviews the carrying values of its purchased intangible assets if the facts and circumstances suggest these assets may be impaired. To the extent that the review indicates that the carrying values of these assets may not be recoverable, as determined based on their estimated future undiscounted cash flows over the remaining amortization period, the carrying values of these assets will be reduced to their estimated fair values.

Given the environment in which the Group currently operates, it is reasonably possible that the estimated economic useful lives of these assets or the Group’s estimate that it will recover their carrying amounts from future operations could change in the future.

(c)    Stock-based compensation

On March 14, 2005 and August 8, 2005, the Company granted stock options to four of its directors. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations which require the Company to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

Had compensation cost for the options granted to directors in 2005 under the Company’s 2005 stock option plan (the “Plan”) (see note 13) been determined based on the fair value at the grant date, as prescribed in Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Company’s pro forma net income would have been as follows:

Nine months ended December 31, 2005
RMB’000
Net income as reported	130,006
Add: Stock compensation as reported, net of tax	182
Less: Stock compensation determined using the fair value method, net of tax	(576)

Pro forma net income	129,612

Shares used in computing basic earnings per share (‘000)	238,109

Shares used in computing diluted earnings per share (‘000)	238,481

Net income per share:
Basic and diluted, as reported	RMB0.55
Basic and diluted—pro forma	RMB0.54

The fair value each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions used for grants during the applicable period.

Option grants
Average risk-free interest rate of return	3.911%
Weighted average expected option life	2.75 years
Volatility rate	30.00%
Dividend yield	0.00%

(d)    Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No.151, “Inventory Costs—an amendment of ARB No. 43”. SFAS 151 requires amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges. In addition, it requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not believe the initial adoption of SFAS 151 will have a significant impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, and amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29 “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group currently does not contemplate entering into any transactions

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

within the scope of SFAS 153. Consequently, the Group does not believe the adoption of SFAS 153 will have any impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No.123R “Share-Based Payment” (“SFAS 123R”), which requires companies to measure and recognize compensation expense for all share-based payments at fair value. SFAS 123R replaces SFAS No.123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R is effective for all interim and annual periods beginning after June 15, 2005. Under a new U.S. Securities and Exchange Commission rule, a company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, the Company has elected to defer adoption of SFAS 123R until April 1, 2006. The Company expects to recognize amortization of share-based compensation expense of RMB698,000 (US$86,000) and RMBNil for the years ending March 31, 2007 and 2008, respectively, upon the adoption of SFAS 123R. The estimated impact of the adoption of SFAS 123R as of April 1, 2006, is based on current assumptions regarding stock options currently issued and outstanding. Subsequent issuances of share-based payment will result in additional expenses in future periods. The pro forma results disclosed in Note 2(c) are not necessarily indicative of what the impact of SFAS 123R will be upon adoption.

(3)    Prepayments and Other Receivables

	March 31, 2005	December 31, 2005	December 31, 2005
	RMB’000	RMB’000	US$’000
VAT refund receivables	9,554	15,798	1,958
Prepayments (notes (a))	10,722	4,539	562
Other receivables	297	1,186	147

	20,573	21,523	2,667

(a)	Prepayments at March 31, 2005 and December 31, 2005 include an amount of RMB7,901,000 and RMBNil (US$Nil), respectively, representing deferred expenses in connection with the preparation for the proposed IPO of the Company.

(4)    Inventories

Inventories at March 31, 2005 and December 31, 2005 consist of the following:

	March 31, 2005	December 31, 2005	December 31, 2005
	RMB’000	RMB’000	US$’000
Raw materials	3,826	1,928	239
Work-in-progress	4,691	3,449	427
Finished goods	5,313	2,288	284

	13,830	7,665	950

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

(5)    Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	March 31, 2005	December 31, 2005	December 31, 2005
	RMB’000	RMB’000	US$’000
Building and improvements	75,916	75,916	9,407
Production equipment	3,182	4,768	591
Furniture, fixtures and office equipment	1,067	2,168	268
Motor vehicles	1,278	3,525	437
Construction-in-progress (note (a))	141	27,502	3,408

	81,584	113,879	14,111
Accumulated depreciation	(6,296)	(9,016)	(1,117)

	75,288	104,863	12,994

(a)	Construction-in-progress

Construction-in-progress represents expenditures in respect of the leasehold improvements.

All of the Group’s buildings are located in the PRC.

(6)    Intangible Assets, net

The following table summarizes the Group’s net amortized cost of its intangible assets as of December 31, 2005:

	Gross carrying amount	Accumulated amortization	Net	Net
	RMB’000	RMB’000	RMB’000	US$’000
Patented technology	10,530	(826)	9,704	1,202
Unpatented technology	189,699	(12,647)	177,052	21,940
Non-compete commitment	48,135	(6,417)	41,718	5,169

	248,364	(19,890)	228,474	28,311

The Group purchased certain assets, including intangible assets from Beijing Weixiao Biological Technology Development Co., Ltd. (“Beijing Weixiao”), a related party controlled by Mr. Wu Xiaodong, in August 2004. These intangible assets include completed technology and know-how in the production of the ECLIA System, a patent and a non-compete commitment. These intangible assets are stated at their relative fair values in relation to the total acquisition cost, less accumulated amortization. Amortization expense is recognized on straight-line basis over the estimated respective useful lives of these intangible assets, which are as follows:

Years
Patented technology	17
Unpatented technology	20
Non-compete commitment	10

Patented technology represents a patent for the production of a component of the ECLIA analyzer. The patent was applied by Beijing Weixiao prior to the acquisition.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

Unpatented technology represents specific application and processes related to the production of the ECLIA analyzer and the ECLIA reagent kits, and the Group has begun the process of securing patents with respect to the unpatented technology in applicable jurisdictions. A significant portion of the acquisition cost was allocated to the unpatented technology due to the significant contribution of the unpatented technology to the future cash flows of the Group as compared to the patented technology and the non-compete commitment. The unpatented technology arises from legal rights that existed at the date of the ECLIA acquisition. The technology-based intangible asset is capable of being separated or divided and can be sold, transferred, licensed, rented or exchanged with a related contract.

In connection with the acquisition of the ECLIA System, a commitment not to compete against Beijing Yuande was entered into with Beijing Weixiao, a related party controlled by Mr. Wu Xiaodong, from which the Group acquired the intangible assets.

For the period from June 2004 through January 2005, the voting interests and, therefore, the authority to make significant operating and policy decisions, were delegated to the three members of the board of directors of Beijing Yuande. As each shareholder of Beijing Yuande had one member as a director on its board, the voting interests in Beijing Yuande were effectively allocated equally among Chengxuan International, a company controlled by Mr. Wu Xiaodong, Golden Meditech and GE. Consequently, Chengxuan International, notwithstanding its greater than 50% of the equity interests in Beijing Yuande, did not have a majority voting interest nor a controlling financial interest over Beijing Yuande. Accordingly, the acquisition of ECLIA assets in August 2004 from this related party was recorded at their relative fair values in relation to the total consideration paid.

Amortization expenses for these intangible assets were RMB4,972,000 and RMB11,188,000 (US$1,386,000) for the nine months ended December 31, 2004 and 2005, respectively. Estimated amortization expense for the next five years is RMB14,918,000 (US$1,849,000) each year.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

(7)    Accrued Liabilities and Other Payables

Accrued liabilities and other payables at March 31, 2005 and December 31, 2005 consist of the following:

	March 31, 2005	December 31, 2005	December 31, 2005
	RMB’000	RMB’000	US$’000
Other payables (note (a))	12,702	9,494	1,176
VAT payables	13,885	31,980	3,963
Accruals for salaries and welfare	5,183	6,941	860
Receipts in advance (note (b))	33,092	1,401	174

	64,862	49,816	6,173

(a)	Other payables at March 31, 2005 and December 31, 2005 include an amount of RMB3,889,000 and RMBNil (US$Nil), respectively, representing the balance of expenses payable in connection with the IPO of the Company.

Other payables at March 31, 2005 and December 31, 2005 also include an amount of RMB6,207,000 and RMBNil (US$Nil), respectively, representing the financial advisory expenses payable for the reorganization of the Group during 2004.

(b)	Receipts in advance represent cash deposits received from customers in connection with the sales of products.

(8)    Shareholders’ Agreement

In May 2004, a revised Memorandum and Articles of Association (the “Revised M&A”) was adopted by the shareholders of Beijing Yuande and duly executed. All matters relating to the management of Beijing Yuande as stipulated in the Beijing Yuande Shareholders’ Agreement were superseded by the Revised M&A. As such, Beijing Yuande Shareholders’ Agreement was null and void.

Under the Revised M&A, Golden Meditech and GE, which hold an equity interest of 25% and 15% respectively in Beijing Yuande, each held one of the three seats on the Board of Directors, and, as a result, effectively had an equal voting interest to make significant decisions that are expected to be made in the ordinary course of Beijing Yuande’s business operations. Parties to the Revised M&A believed the delegation of the decision-making authority to the board members was necessary to protect the interests of the minority shareholders of Beijing Yuande and to encourage the participation of GE and Golden Meditech to enhance the corporate governance of Beijing Yuande.

On January 19, 2005, Chengxuan International (formerly “Beijing Chengxuan”), Golden Meditech and GE entered into a new Shareholders’ Agreement (the “January 2005 Shareholders’ Agreement”), which provides for certain matters relating to the management of the Company. The January 2005 Shareholders’ Agreement provided that the Board of Directors of the Company will consist of five directors. Chengxuan International and Golden Meditech were entitled to designate two and one directors, respectively. In addition, the January 2005 Shareholders’ Agreement also provided that Chengxuan International will be entitled to designate two independent directors to the Board of Directors of the Company. If any vacancy occurs on the Board, the shareholders entitled to designate such outgoing directors shall have the right to designate a replacement.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

The January 2005 Shareholders’ Agreement provided an observer right to the representative of GE, who may attend all meetings of the Board in a nonvoting capacity but shall not disclose any business of the Board to any person, other than an affiliate of such representative.

(9)    Earnings per share

Basic earnings per share for the nine months ended December 31, 2004 has been calculated by dividing net income by the number of shares issued and outstanding of 200,000,001 immediately prior to the Company’s IPO, as if such shares had been outstanding for the period presented. Basic earnings per share for the nine months ended December 31, 2005 has been calculated by dividing net income by the weighted average number of ordinary shares issued and outstanding during that period.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Nine months ended December 31,
	2004	2005	2005
	RMB’000	RMB’000	US$’000
Numerator:
Net income	79,011	130,006		16,109

Denominator:
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share (‘000)	200,000	238,109		238,109
Weighted average number of potential ordinary shares (‘000)	389	372		372

Shares used in computing diluted earnings per share (‘000)	200,389	238,481		238,481

Basic and diluted earnings per share	RMB0.40	RMB0.55	US$	0.07

Basic and diluted earnings per ADS *	RMB4.00	RMB5.50	US$	0.70

*	Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 10 shares.

The weighted average number of ordinary shares outstanding used to calculate earnings per share for periods prior to the corporate reorganization in January 2005 has been retroactively determined based upon the exchange ratio used to issue shares as part of the reorganization. For the nine months ended December 31, 2004 and 2005, diluted earnings per share have been computed to give effect to 800,000 ordinary shares of the Company issuable upon exercise of the options granted on March 14, 2005 and August 8, 2005, respectively.

(10)    Income Taxes

Cayman Islands Tax

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

PRC Tax

As Beijing Yuande is a foreign owned enterprise and high technology enterprise with operations in an economic-technological development area in the PRC, it is eligible for an exemption from income tax for three years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC (the “tax holiday”). Beijing Yuande generated taxable income during its statutory year ended December 31, 1999 and was entitled to full income tax exemption until December 31, 2001. The statutory income tax rate was 15% under the relevant PRC income tax laws and Beijing Yuande was entitled to 50% exemption from income tax for statutory years ended December 31, 2002, 2003 and 2004. Since January 1, 2005, taxable income of Beijing Yuande is subject to a statutory income tax rate of 15% due to the expiry of relief from income tax.

U.S. Tax

Yuande (USA) Corp, a subsidiary of Beijing Yuande, was incorporated in January 2005 and is subject to income taxes in the U.S., which has a corporate tax rate of 35% and in the state of California, which has a corporate tax rate of 8.84%.

Income tax expense consists of:

	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000
Nine months ended December 31, 2005
PRC income tax	20,840	—	20,840
U.S. tax	—	—	—

	20,840	—	20,840

Nine months ended December 31, 2004
PRC income tax	6,138	—	6,138
U.S. tax	—	—	—

	6,138	—	6,138

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

Income tax expense reported in the statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the nine months ended December 31, 2004 and 2005 for the following reasons:

	Nine months ended December 31,
	2004	2005	2005
	RMB’000	RMB’000	US$’000
Income before tax	85,149	150,846	18,691

Computed “expected” tax expense (note (a))	12,772	22,627	2,804
Non-deductible expenses	421	653	81
Non-taxable income	(1,696)	(2,959)	(367)
Tax holiday	(5,749)	—	—
Other	390	519	64

Actual income tax expense	6,138	20,840	2,582

(a)	The PRC income tax rate has been used since substantially all of the Group’s operations and taxable income are generated in the PRC.

For the nine months ended December 31, 2005, the Group’s U.S. subsidiary generated a tax loss of RMB1,684,000 (US$209,000). This tax loss will expire if unused by 2010 and 2020 for state income tax and U.S. federal income tax purposes, respectively. Deferred taxes in respect of temporary differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes, and for tax loss carryforward, are immaterial.

Since January 1, 2005, taxable income of Beijing Yuande is subject to a statutory income tax rate of 15% due to the expiry of relief from income tax. If Beijing Yuande was not in a tax holiday period for the nine months ended December 31, 2004, income tax expense and earnings per share amounts would be as follows:

	Nine months ended December 31,
	2004	2005	2005
	RMB’000	RMB’000	US$’000
Income tax expense	11,887	20,840		2,582

Basic and diluted earnings per share	RMB0.37	RMB0.55	US$	0.07

Basic and diluted earnings per ADS *	RMB3.70	RMB5.50	US$	0.70

*	Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 10 shares.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

(11)    Related Party Transactions

The Group has undertaken significant business transactions in the ordinary course of business with related parties in the PRC during the nine months ended December 31, 2004 and 2005.

	Nine months ended December 31,
	2004	2005	2005
	RMB’000	RMB’000	US$’000
Sales of medical equipment (note (a))	1,966	1,966	244
Purchase of ECLIA system (note (b))	250,000	—	—
Provision of repairing services (note (c))	43	96	12

(a)	The Group sold one unit of medical equipment to GEMS Trade and Deve (Shanghai) Co., Ltd., a related company of GE, for each of the nine months ended December 31, 2004 and 2005.

The Group had significant transactions and relationships with GEMS Trade and Deve (Shanghai) Co., Ltd., a related company of GE which is a shareholder of the Company and Beijing Yuande, during the respective years. Because of this relationship, it was possible that the terms of these transactions were not the same as those that would result from transactions with third parties. Sales of medical equipment to GE have been generally at prices which were less than prices charged to third parties.

(b)	In August 2004, the Company purchased from Beijing Weixiao, a related party controlled by Mr. Wu Xiaodong, the ECLIA System technology.

The ECLIA System is designed to detect and monitor various disorders through laboratory evaluation and analysis of blood, urine or other body fluids. The Company currently offers 38 types of reagent kits for use with the ECLIA System analyzer for various thyroid disorders, diabetes, disorders related to reproduction and growth and various types of tumors.

The ECLIA System was launched to the market in September 2004.

Under the acquisition agreement, the Company agreed to pay Beijing Weixiao an aggregate purchase price of RMB250.0 million (US$31.0 million) for the ECLIA System technology and related inventory, of which RMB250.0 million was fully paid as of December 31, 2005. The aggregate purchase price of RMB250.0 million was allocated to inventories (RMB1.6 million) and intangible assets (RMB248.4 million) (see note 6).

(c)	The Group signed a service agreement with GE for the provision of repairing service to the customers of this related company. Expenses incurred during the provision of services are reimbursed from GE. In addition, a repairing service income, representing 10% mark-up on the expenses incurred, is chargeable and receivable from GE.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

Amounts due from/(to) related parties

	Note		March 31, 2005	December 31, 2005	December 31, 2005
			RMB’000	RMB’000	US$’000
Current assets
Amounts due from:
GE—non-trade	(i	)	—	245	30

Current liabilities
Amounts due to:
Beijing Weixiao—non-trade	(ii	)	(100,000)	—	—
GE—non-trade	(iii	)	(421)	—	—

			(100,421)	—	—

Non-current liability
Amounts due to:
Shareholder—non-trade	(iv	)	(2,293)	—	—

Amounts due from/(to) related parties comprise mainly:

(i)	amount receivable from GE in respect of the provision of repairing service to the customers of this related company. The balances due were unsecured, non-interest bearing and repayable within one year.

(ii)	remaining balance payable to Beijing Weixiao for the purchase of the ECLIA System in August 2004. According to the acquisition agreement, the Group agreed to pay the RMB100 million by September 30, 2005. The balance has been fully settled during September 2005.

(iii)	advance payment from GE in respect of the provision of repairing service to the customers of this related company. The balances due were unsecured, non-interest bearing and repayable within one year.

(iv)	payables to Chengxuan International for the payment of operating expenses in connection with the preparation of the IPO and operating expenses incurred on behalf of the Company. Chengxuan International is a company controlled by Mr. Wu Xiaodong. The balances due were unsecured, non-interest bearing and are repayable on demand.

(12)    Segment Information

The Group’s principal operating segments coincide with the types of products to be sold. The products from which revenues are derived are consistent with the reporting structure of the Group’s internal organization. The Group has two reportable segments: HIFU system and ECLIA system.

The Group’s segment information for the nine months ended December 31, 2004 and 2005 is prepared using the following methodology:

•	Revenues and expenses directly associated with each segment are included in determining segment income.

•	Expenses not directly associated with specific segments are allocated based on the most relevant measures applicable, including headcount, square footage and other factors.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

•	Segment assets are based on those directly associated with each segment, and include an allocation of certain assets relating to segment and general use, based on the most relevant measures applicable, including headcount, square footage and other factors.

The accounting policies of the segments are the same as those used by the Group.

	HIFU system	ECLIA system	Total
	RMB’000	RMB’000	RMB’000
Nine months ended December 31 ,2005
Net sales to external customers	173,026	87,029	260,055

Segment income	101,199	50,605	151,804
Reconciling items (note (a))			(11,687)

Operating income			140,117
Other income			3,885
Interest income			6,844
Interest expense			—

Income before tax			150,846

Segment assets (note (b))	136,134	318,093	454,227

Expenditures for long-lived assets	20,563	10,355	30,918

Depreciation and amortization	822	11,567	12,389

	HIFU system	ECLIA system	Total
	RMB’000	RMB’000	RMB’000
Nine months ended December 31 ,2004
Net sales to external customers	122,199	21,118	143,317

Segment income	73,984	10,671	84,655
Reconciling items (note (a))			(1,269)

Operating income			83,386
Other income			1,599
Interest income			169
Interest expense			(5)

Income before tax			85,149

Segment assets (note (b))	122,983	256,762	379,745

Expenditures for long-lived assets	3,224	248,724	251,948

Depreciation and amortization	646	5,274	5,920

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

(a)	Reconciliation of total segment income to consolidated operating income

	Nine months ended December 31,
	2004	2005	2005
	RMB’000	RMB’000	US$’000
Total segment income	84,655	151,804	18,810
Depreciation on property, plant and equipment	(1,269)	(1,594)	(198)
Others	—	(10,093)	(1,250)

Consolidated total operating income	83,386	140,117	17,362

(b)	Reconciliation of total segment assets to consolidated total assets

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB’000	RMB’000	US$’000
Total assets for reportable segments	379,745	454,227	56,284
Others:-
Cash and cash equivalents	13,440	765,050	94,799
Property, plant and equipment (note (i))	57,257	54,515	6,755
Other assets (note (ii))	19,950	11,028	1,367

Consolidated total assets	470,392	1,284,820	159,205

(i)	Property, plant and equipment comprised of certain fixed assets, or allocated portions thereof that are not uniquely identifiable with the operations of particular segment.

(ii)	Other assets primarily include prepayments and other receivables and lease prepayments.

In view of the fact that the Group operates and manages its business substantially in the PRC, no geographical segment information is presented.

(13)    Stock option plan

On February 2, 2005, the Company adopted the 2005 stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to directors and employees. Under the Plan, the Company has reserved an aggregate of 30,000,000 of its ordinary shares for issuance under the Plan. The Plan will remain in effect for 5 years starting from the date of adoption.

On March 14, 2005, the Company granted to two directors options to purchase an aggregate of 400,000 ordinary shares at an exercise price of US$1.36 per share. One-third of the options will become exercisable one year after the Vesting Commencement Date (the “Date”), another one-third will become exercisable 18 months after the Date and the remaining one-third will become exercisable two years after the Date. All the outstanding options will expire on December 31, 2009.

On August 8, 2005, the Company granted to two directors options to purchase an aggregate of 400,000 ordinary shares at an exercise price of US$1.50 per share. One-third of the options will become exercisable one year after the Date, another one-third will become exercisable 18 months after the Date and the remaining one-third will become exercisable two years after the Date. All the outstanding options will expire on December 31, 2009.

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

Stock option activity during the nine months indicated is as follows:

	Number of shares	Exercise price
Granted and outstanding as of December 31, 2005	400,000	US$	1.36

Granted and outstanding as of December 31, 2005	400,000	US$	1.50

The fair value of the options granted is estimated on the date of grant using the dividend adjusted Black-Scholes option-pricing model based on the following assumptions:

Option grants
Average risk-free interest rate of return	3.911%
Weighted average expected option life	2.75 years
Volatility rate	30.00%
Dividend yield	0.00%

The fair value of the Company’s ordinary shares issuable under the options granted on March 14, 2005 was determined by the Company with reference to the estimated price range of US$1.40 to US$1.60 per ordinary share and with discussions with the underwriter of the Company’s IPO. Accordingly, the Company considered US$1.50 per ordinary share, the midpoint of the estimated range of the IPO price, to be an appropriate indicator of the fair value of its ordinary shares. Accordingly, share-based compensation of RMB463,000 (US$57,000) was recorded, which represents the difference between the exercise price of US$1.36 per ordinary share and the estimated fair value of US$1.50 per ordinary share in respect of 400,000 ordinary shares issuable under the options granted on March 14, 2005. Deferred share-based compensation expenses should be amortized on a straight-line basis over the two-year vesting period. Amortization of this share-based compensation for the nine months ended December 31, 2005 was RMB182,000 (US$23,000).

The fair value of the Company’s ordinary shares issuable under the options granted on August 8, 2005 was determined by the Company with reference to the estimated price range of US$1.40 to US$1.60 per ordinary share and with discussions with the underwriter of the Company’s IPO. Accordingly, no share-based compensation was recorded as the exercise price of US$1.50 per ordinary share is the same as the estimated fair value of US$1.50 per ordinary share in respect of 400,000 ordinary shares issuable under the options granted on August 8, 2005.

No options were exercisable as of December 31, 2005 nor forfeited during the nine months ended December 31, 2005.

(14)    Purchase obligation

The Group has entered into an agreement with a contractor for carrying out certain construction works for a contract sum of RMB48,000,000. As of December 31, 2005, a payment of RMB10,000,000 (US$1,239,000) was made to the contractor.

(15)    Operating lease obligations

Rental expense for obligations under operating leases was RMB87,000 and RMB859,000 (US$63,000) for the nine months ended December 31, 2004 and 2005. As of December 31, 2005, the total future

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

For the nine months ended December 31, 2004 and 2005

(expressed in RMB and US$)

minimum lease payments under non-cancellable operating leases in respect of premises are payable as follows:

RMB’000
Year ending December 31,
2006	1,328
2007	856
2008	642

2,826

(16)    Contingency

The Company did not file an additional registration statement with the SEC when it increased the size of its initial public offering by 16.1 million of ordinary shares or 1.61 million ADSs on August 9, 2005. There is a possibility that an initial purchaser in the initial public offering who still holds any of the 1.61 million ADSs representing those 16.1 million ordinary shares could bring a rescission claim against the Company for the US$15.00 acquisition price of each such ADS, plus applicable interest. If the initial purchaser no longer holds such ADSs and sold them for less than the US$15.00 acquisition price, the Company could be liable for the difference between US$15.00 and the sale price. In view of the historical trading prices and trading volume of the Company’s ADSs since its initial public offering, the Company believes that it is unlikely that initial purchasers will bring rescission claims against it and it does not intend to make a rescission offer to persons who purchased the 1.61 million ADSs in its initial public offering. An accrued liability has not been recognized for this contingent obligation, as it is not considered probable that any payment will be made or that the ultimate amount of any such payment would be material.

(17)    Subsequent events

(a)	In January 2006, the Group established CMED Technologies Ltd. and CMED Diagnostics Ltd., as wholly-owned subsidiaries in the British Virgin Islands. These subsidiaries are set up primarily for the research and development activities for HIFU and ECLIA systems.

(b)	On January 26, 2006, Beijing Yuande, being a “foreign-invested advanced technology enterprise” accredited by Beijing Commerce Bureau, was advised by the tax authority that Beijing Yuande will be eligible for a reduction in PRC income tax rate (ie. reduction from 15% to 10%) for the period from January 1, 2005 to December 31, 2007. The effect of the tax rate change will be recognized in the consolidated financial statements in the period in which the reduced tax rate is officially approved.

The reduced PRC income rate will expire on December 31, 2007, after which the PRC income rate of Beijing Yuande will return to 15%, which is the normal income rate for foreign-invested manufacturing enterprises located in an approved economic-technological development area.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

In March 2003, in reliance on Regulation S under the Securities Act, our predecessor and directly wholly-owned subsidiary YDME Beijing, a company organized under the laws of the PRC, conducted a private placement of 10,065,000 ordinary shares to GE (China) Co., Ltd., a company organized under the laws of the PRC, and 16,775,000 ordinary shares to Golden Meditech (BVI) Company Limited, a company organized under the laws of the British Virgin Islands, at a cash purchase price of US$0.296 per share. No underwriter was involved in this transaction.

In January 2005, we issued 200,000,000 ordinary shares for all the equity interests of YDME Beijing. Each of Chengxuan, GE and Golden Meditech subscribed for 110,020,000, 39,980,000 and 50,000,000 of our ordinary shares, respectively, in exchange for their respective outstanding ownership interests in YDME Beijing. No underwriter was involved in this transaction.

On March 14, 2005, we granted options to purchase a total of 400,000 ordinary shares to two directors at an exercise price of US$1.36 per share. On August 8, 2005, we granted options to acquire 400,000 of our ordinary shares at an exercise price of US$1.50 per ordinary share to two additional directors under this stock option plan.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Deposit Agreement dated August 9, 2005 among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder

4.4*

Stock Subscription and Purchase Agreement, dated as of September 23, 2002, among GE (China) Co., Ltd., Golden Meditech (BVI) Company Limited, Beijing Chengxuan Economic and Trade Co., Ltd., Beijing Boda Technology Investment and Development Co., Ltd., Beijing University People’s Hospital, Bi Xiaoqiong, He Shenxu, Bengbu Wanrong Equity Investment Advisory Co., Ltd., Beijing Dongfang Chuanzhi Science and Technology Development Co., Ltd. and Beijing Yuande Bio-Medical Engineering Co., Ltd.

4.5*

Share Subscription Agreement, dated as of January 19, 2005, among China Medical Technologies, Inc., Chengxuan International Ltd., General Electric International Operations Company, Inc. and Golden Meditech (BVI) Company Limited

4.6*	Registration Rights Agreement, dated as of January 19, 2005, among the Registrant and other parties therein

4.7*

Shareholders’ Agreement, dated as of March 19, 2003, among GE (China) Co., Ltd., Golden Meditech (BVI) Company Limited, Beijing Chengxuan Economic and Trade Co., Ltd., Beijing Boda Technology Investment and Development co., Ltd., Beijing University People’s Hospital, Bi Xiaoqiong, He Shenxu, Bengbu Wanrong Equity Investment Advisory Co., Ltd., Beijing Dongfang Chuanzhi Science and Technology Development Co., Ltd. and Beijing Yuande Biological and Engineering Co., Ltd.

4.8*

Articles of association of Beijing Yuande Bio-Medical Engineering Co., Ltd., dated as of May 12, 2004, among Beijing Chengxuan Economic and Trade Co., Ltd., Golden Meditech (BVI) Company Limited and GE (China) Co., Ltd.

4.9*	Shareholders’ Agreement, dated as of January 19, 2005, among the Registrant and other parties therein

4.10*	Shareholders’ Agreement, dated as of June 27, 2005, among the Registrant and other parties therein

5.1**	Form of opinion of Walkers regarding the validity of the ordinary shares being registered

8.1**	Opinion of Shearman & Sterling LLP regarding certain U.S. tax matters

10.1*	2005 stock option plan adopted on February 2, 2005

10.2*	Form of Indemnification Agreement with the Registrant’s directors

10.3*	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant

10.4*

Acquisition Agreement regarding the ECLIA technology dated as of January 18, 2005 between Beijing Weixiao Biological Technology Development Co., Ltd. and Beijing Yuande Bio-Medical Engineering Co., Ltd.

Exhibit Number	Description of Document

10.5*

General Electric Ultrasound Equipment Supply Agreement, dated as of March 19, 2003 and the amendment agreement dated as of November 16, 2004, between Beijing Yuande Bio-Medical Engineering Co., Ltd. and GE (China) Co., Ltd.

10.6*	Service Agreement dated on April 1, 2004 between General Electric and Beijing Yuande Bio-Medical Engineering Co., Ltd.

10.7*	Building Purchase Agreement entered into in February 2004 between Beijing Weixiao Biological Technology Development Co., Ltd. and Beijing Yuande Bio-Medical Engineering Co., Ltd.

10.8*	Sample Purchase Contract between Beijing Yuande Bio-Medical Engineering Co., Ltd. and GE Medical Systems Trade and Development (Shanghai) Co., Ltd.

21.1*	Subsidiaries of the Registrant

23.1	Consent of KPMG

23.2**	Consent of Walkers (included in Exhibit 5.1)

23.3**	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)

23.4**	Consent of Fangda Partners

23.5**	Consent of Synovate Healthcare

24.1**	Powers of Attorney

*	Previously filed with the Registrant’s registration statement on Form F-1 (Registration No. 333-126630).
**	Previously filed.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on March 22, 2006.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Xiaodong Wu
Name:	Xiaodong Wu
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Xiaodong Wu Xiaodong Wu	Chairman of the Board / Chief Executive Officer (principal executive officer)	March 22, 2006

* Iain Ferguson Bruce	Director	March 22, 2006

* Cole R. Capener	Director	March 22, 2006

* Lawrence A. Crum	Director	March 22, 2006

* Ruyu Du	Director	March 22, 2006

/s/ Xiaodong Wu Xiaodong Wu	Director	March 22, 2006

* Minshi (Mike) Shen	Director	March 22, 2006

* Ting (Tina) Zheng	Director	March 22, 2006

* Takyung (Sam) Tsang	Chief Financial Officer (principal financial and accounting officer)	March 22, 2006

*By:	/s/ Xiaodong Wu
Xiaodong Wu Attorney-in-Fact

Signature of authorized representative of the registrant

Under the Securities Act, the undersigned, the duly authorized representative in the United States, of China Medical Technologies, Inc., has signed this registration statement or amendment thereto in Newark, Delaware, on March 22, 2006.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director
Puglisi & Associates

China Medical Technologies, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Deposit Agreement dated August 9, 2005 among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder

4.4*	Stock Subscription and Purchase Agreement, dated as of September 23, 2002, among GE (China) Co., Ltd., Golden Meditech (BVI) Company Limited, Beijing Chengxuan Economic and Trade Co., Ltd., Beijing Boda Technology Investment and Development Co., Ltd., Beijing University People’s Hospital, Bi Xiaoqiong, He Shenxu, Bengbu Wanrong Equity Investment Advisory Co., Ltd., Beijing Dongfang Chuanzhi Science and Technology Development Co., Ltd. and Beijing Yuande Bio-Medical Engineering Co., Ltd.

4.5*	Share Subscription Agreement, dated as of January 19, 2005, among China Medical Technologies, Inc., Chengxuan International Ltd., General Electric International Operations Company, Inc. and Golden Meditech (BVI) Company Limited

4.6*	Registration Rights Agreement, dated as of January 19, 2005, among the Registrant and other parties therein

4.7*	Shareholders’ Agreement, dated as of March 19, 2003, among GE (China) Co., Ltd., Golden Meditech (BVI) Company Limited, Beijing Chengxuan Economic and Trade Co., Ltd., Beijing Boda Technology Investment and Development co., Ltd., Beijing University People’s Hospital, Bi Xiaoqiong, He Shenxu, Bengbu Wanrong Equity Investment Advisory Co., Ltd., Beijing Dongfang Chuanzhi Science and Technology Development Co., Ltd. and Beijing Yuande Biological and Engineering Co., Ltd.

4.8*	Articles of association of Beijing Yuande Bio-Medical Engineering Co., Ltd., dated as of May 12, 2004, among Beijing Chengxuan Economic and Trade Co., Ltd., Golden Meditech (BVI) Company Limited and GE (China) Co., Ltd.

4.9*	Shareholders’ Agreement, dated as of January 19, 2005, among the Registrant and other parties therein

4.10*	Shareholders’ Agreement, dated as of June 27, 2005, among the Registrant and other parties therein

5.1**	Form of opinion of Walkers regarding the validity of the ordinary shares being registered

8.1**	Opinion of Shearman & Sterling LLP regarding certain U.S. tax matters

10.1*	2005 stock option plan adopted on February 2, 2005

10.2*	Form of Indemnification Agreement with the Registrant’s directors

10.3*	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant

10.4*	Acquisition Agreement regarding the ECLIA technology dated as of January 18, 2005 between Beijing Weixiao Biological Technology Development Co., Ltd. and Beijing Yuande Bio-Medical Engineering Co., Ltd.

Exhibit Number	Description of Document
10.5*	General Electric Ultrasound Equipment Supply Agreement, dated as of March 19, 2003 and the amendment agreement dated as of November 16, 2004, between Beijing Yuande Bio-Medical Engineering Co., Ltd. and GE (China) Co., Ltd.

10.6*	Service Agreement dated on April 1, 2004 between General Electric and Beijing Yuande Bio-Medical Engineering Co., Ltd.

10.7*	Building Purchase Agreement entered into in February 2004 between Beijing Weixiao Biological Technology Development Co., Ltd. and Beijing Yuande Bio-Medical Engineering Co., Ltd.

10.8*	Sample Purchase Contract between Beijing Yuande Bio-Medical Engineering Co., Ltd. and GE Medical Systems Trade and Development (Shanghai) Co., Ltd.

21.1*	Subsidiaries of the Registrant

23.1	Consent of KPMG

23.2**	Consent of Walkers (included in Exhibit 5.1)

23.3**	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)

23.4**	Consent of Fangda Partners

23.5**	Consent of Synovate Healthcare

24.1**	Powers of Attorney (included in signature pages in Part II of this Registration Statement)

*	Previously filed with the Registrant’s registration statement on Form F-1 (Registration No. 333-126630).
**	Previously filed.